Form 40-F
period 2002-08-31
ATI TECHNOLOGIES INC
filed 2003-01-21
CIK 1065331

1 of 89

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended	Commission File Number
August 31, 2002	000 29872

ATI TECHNOLOGIES INC.
 (Exact name of registrant as specified in its charter)

Province of Ontario, Canada	5045, 3575
(Province or other jurisdiction of	(Primary Standard Industrial
incorporation or organization)	Classification Code Number (if applicable))
1 Commerce Valley Drive East	CT Corporation System
Markham, Ontario, Canada L3T 7X6	111 Eighth Avenue
(905) 882-2600	New York, NY 10011
(212) 894-8700
(Address and telephone number of	(Name, address (including zip code) and
Registrant's principal executive offices)	telephone number (including area code) of agent
for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:    Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    As at August 31, 2002, 236,870,685 Common Shares outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

The total number of pages in this document is 89.
The exhibit index is located on page 47.

2 of 89

 ATI TECHNOLOGIES INC.

RENEWAL ANNUAL INFORMATION FORM

For the Fiscal Year Ended August 31, 2002

January 17, 2003

3 of 89

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	5

MARKET TRENDS AND DIRECTION	7

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS	9

BUSINESS STRATEGY	10
PRODUCTS	11
RESEARCH AND DEVELOPMENT	11
SALES	16
COMPETITION	17
MANUFACTURING	18
CUSTOMER SERVICE AND SUPPORT	18
HUMAN RESOURCES	19
FACILITIES	19
RISKS AND UNCERTAINTIES	20
LEGAL PROCEEDINGS AND REGULATORY MATTERS	31

ITEM 4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION	32
ITEM 5.	MANAGEMENT'S DISCUSSION AND ANALYSIS	33
ITEM 6.	MARKET FOR SECURITIES	33
ITEM 7.	DIRECTORS AND OFFICERS	33

DIRECTORS	33

CORPORATE OFFICERS	34

ITEM 8.	ADDITIONAL INFORMATION	36

ANNUAL REPORT AND MANAGEMENT INFORMATION CIRCULAR	36
DESCRIPTION OF SHARE CAPITAL	36
SHARE OPTION PLANS	37
EMPLOYEE SHARE PURCHASE PLAN	38

4 of 89

GLOSSARY OF TECHNICAL TERMS AND OTHER INFORMATION

“AGP” means accelerated graphics port.	“DTV” means digital television (including set-top boxes).
“AIB” means add-in board.	“DVD” means digital versatile disc.
"ASIC" means application-specific integrated circuit.	“I/O” means input/output.
"ASP" means average selling price.	"ITC" means investment tax credit.
"CAD" means computer-aided design.	"OEM" means original equipment manufacturer.
"COT" means customer-owned tooling.	"PC" means personal computer.
"CPU" means central processing unit.	"PCB" means printed circuit board.
"DCC" means digital content creation.	"PDA" means personal digital assistant.
"DDR" means double data rate.	"VPU" means visual processing unit.
"DFP" means digital flat panel.

ATI and the ATI logo are registered trademarks of ATI Technologies Inc. Certain ATI Technologies Inc. product names are trademarksand/or registered trademarks of ATI Technologies Inc. This document also includes references to trademarks, products and companynames of other corporations. All dollar amounts referred to in this document are references to U.S. dollars, unless otherwise stated.

Certain statements in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used herein, words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined below and in the “Risks and Uncertainties” section. These risks and uncertainties could cause or contribute to actual results that are materially different from those projected. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

5 of 89

ITEM 1.	CORPORATE STRUCTURE

ATI Technologies Inc. (“ATI” or the “Company”) was incorporated pursuant to the Business Corporations Act (Ontario) by articles of incorporation dated August 20, 1985, as Array Technology Inc. The Company’s name was subsequently changed to Array Technologies Inc. pursuant to articles of amendment dated September 13, 1985, and to ATI Technologies Inc. pursuant to articles of amendment dated December 18, 1985. In this document, references to “ATI” or the “Company” mean ATI Technologies Inc. and its subsidiaries unless the context otherwise requires or indicates.

On December 31, 1987, the articles of the Company were amended to divide the 1,000 common shares then outstanding into 1,000,000 common shares. In conjunction with the Company’s initial public offering in November 1993, articles of amendment were filed dated October 14, 1993, to create an unlimited number of non-voting preference shares and subdivide the 1,100,000 common shares then outstanding into 40,000,000 common shares.

On April 8, 1998, the board of directors of the Company approved a stock dividend on a four-for-one basis effective for registered common shareholders at the close of business on April 23, 1998. The stock dividend increased the number of common shares then outstanding from approximately 48.9 million to approximately 195.9 million common shares.

The principal and head office of the Company is located at 1 Commerce Valley Drive East, Markham, Ontario, L3T 7X6. Below is a summary of ATI’s principal subsidiaries as at December 31, 2002, all of which are directly or indirectly wholly owned:

Subsidiary	Incorporation	Activity
ATI Technologies (Europe) GmbH	Republic of Germany	Sales and marketing support in Europe
ATI Technologies (Europe) Limited	Ireland	Sales, distribution, logistics, software replication and technical support for the European market
ATI Research, Inc	State of California	Research and development
ATI Technologies Systems Corp.	State of California	U.S. OEM sales and distribution
ATI Technologies (Japan) Inc.	Japan	Sales and marketing support in Japan
ATI International SRL	Barbados	Research and development and sales
ATI Technologies (L) Inc.	Malaysia	Asia Pacific sales and distribution
ATI Technologies Ltd.	Malaysia	International purchasing
ATI Research Silicon Valley Inc.	State of California	Research and development
ATI Technologies (Hungary) KFT	Hungary	Research and development, licensing and lending
ATI Research GmbH	Republic of Germany	Research and development
NxtWave Communications Inc.	State of Delaware	Research and development

6 of 89

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

Founded in 1985, ATI is a world leader in the supply of graphics, video and multimedia solutions for desktop and notebook personal computers (“PCs”), consumer electronic devices, digital televisions (including set-top boxes) (“DTVs”) and game consoles. ATI’s main product lines, component and board-level graphic accelerators, increase the speed at which graphics can be displayed on PC monitors and improve image resolution and colour definition. Graphics accelerators lessen the burden placed on the computer’s microprocessor or central processing unit (“CPU”) by concurrently performing tasks that are best suited for a dedicated graphics accelerator while allowing the CPU to perform more general purpose computing functions.

ATI’s strength is built upon its product and technology leadership in visual processing technologies, customer focus, top-to-bottom solutions and ability to identify and capitalize on key industry trends or inflection points where new technologies and markets converge. In the past, these inflection points have included migration from 2D to 3D graphics, the adoption of the accelerated graphics port (“AGP”) bus interface, the incorporation of digital versatile disc (“DVD”) functionality into the graphics accelerator, the market’s acceptance of digital flat panel (“DFP”) monitors, and the more recent development of new highly complex functional graphics processing engines.

The Company’s business strategy has evolved over the past three years in response to significant changes in the PC industry. This evolution includes the adoption of a new business model to more effectively address the important system builder or “white box, clone or non-branded” PC market, which represents approximately half of the PCs sold today. Original equipment manufacturers (“OEMs”) like Dell, Hewlett-Packard and IBM represent the other 50% of the market. At the end of 2001, the Company began moving away from supplying graphics boards directly to system builders. ATI now supplies chips to add-in-board (“AIB”) manufacturers or original design manufacturers who, in turn, build board-level products using the Company’s graphics chips and sell these boards to system builders. The Company believes that this strategy has increased and will continue to increase the penetration of its technology in the system builder market.

Another significant change in the graphics technology industry is the increasing use of integrated graphics chipsets that combine core logic functions such as the memory and peripheral controllers with the graphics processor. It is estimated that today, integrated graphics chipsets are used in approximately half of the desktop systems sold worldwide. While overall, growth in the PC market has decelerated, one area of the PC market that has grown over the past three years is the “value PC” or the sub-$1,000 PC. For the most part, these value PCs use integrated graphics chipsets. In response to this industry change, the Company developed and introduced a full line of integrated graphics products in March 2002 and is continuing to focus on the development of integrated chipset solutions.

ATI is now endeavouring to leverage its core graphics technology into related markets that should enable the Company to broaden its opportunities beyond the PC market. These opportunities derive from the larger market for consumer electronic devices that include game consoles, DTVs, handheld devices and colour cell phones. These consumer devices are expected to increasingly utilize rich visual displays over the next few years, presenting additional growth opportunities for the Company. In 2002, ATI participated in the game console market through its technology licensing arrangement with Nintendo. The Company also announced design wins in both the DTV and handheld device markets.

Management believes that a strong commitment to the funding of research and development will enable ATI to effectively respond to changing consumer demand. While there are uncertainties involved in research and development, the Company is committed to securing the resources and necessary leading-edge technology to maintain its position in the graphics and multimedia markets.

7 of 89

In April 2000, the Company acquired all of the issued and outstanding shares of ArtX, Inc. (“ArtX”) for a total investment of approximately $453 million. At the time of the acquisition, ArtX was a privately held company based in Palo Alto, California, which was engaged in the design and development of graphics solutions for high performance PCs and consumer electronic devices. The acquisition has been accounted for by the purchase method, whereby the results of operations of ArtX are included in the Company’s results from the date of acquisition. The purchase price for the acquisition was satisfied through the issue of 21,494,980 common shares of ATI. In addition, the Company agreed to assume all options outstanding under ArtX’s 1997 Equity Incentive Plan (see “Additional Information — Share Option Plans”) requiring ATI to issue up to an additional 7,006,649 common shares upon the exercise thereof. Pursuant to the acquisition agreement between ATI and ArtX, ATI entered into a performance agreement with the former shareholders of ArtX. The performance agreement required ATI to issue additional common shares upon achievement of a specified future contract design win within two years from the closing date of the acquisition. The performance requirement was not met and, accordingly, no performance shares were issued and no additional purchase price consideration was recorded. The acquisition of ArtX has allowed ATI to obtain increased exposure in the integrated graphics solutions marketplace, as well as entry into the mass consumer electronics and game console market. The acquired assets of ArtX included a research and development group of approximately 70 engineers.

In March 2001, the Company acquired FGL Graphics, the professional graphics division of SONICblue Inc., which develops and markets the technology-leading FireGL brand of OpenGL-based graphics accelerators, for an aggregate purchase price of approximately $11.3 million. This acquisition accelerated ATI’s entry into the high performance graphics workstation market. Products incorporating FireGL technology are sold to major suppliers of high performance workstation systems including Hewlett-Packard Company and Dell Computer Corporation.

In July 2001, ATI acquired ownership of HydraVision desktop management software and related technologies from Appian Graphics Corporation, several multi-monitor related patents and the HydraVision trademark for approximately $2 million. HydraVision multi-monitor management software provides users with an interface for simplified management of multiple displays. HydraVision software features include window and dialog box control, hot-key shortcuts, independent resolutions and refresh rates, independent application control and up to nine virtual desktops. In addition, ATI hired a number of Appian Graphics employees to develop future enhancements to HydraVision software. The Company believes that advanced multi-monitor capabilities will continue to be important features in graphics technologies. A number of ATI products now include HydraVision software.

During fiscal 2001, the Company disposed of its investment in Broadcom Corporation, realizing a gain of approximately $54.9 million. In addition, the Company earned an additional 250,701 shares of Broadcom Corporation, valued at $8.5 million, during that fiscal year as a result of the achievement of certain performance targets which were set at the time of the Company’s initial investment.

In June 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave’s business is focussed on the development and delivery of broadband communications silicon using proprietary silicon signal processing technologies adapted for applications in digital terrestrial and cable receivers. This acquisition broadens ATI’s DTV product portfolio by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a provider of advanced DTV silicon solutions.

ATI currently employs more than 1,900 full-time people worldwide. The Company operates technology centres and sales support offices in Canada, the United States, Europe and the Asia Pacific region.

8 of 89

Market Trends and Direction

The Company’s future success will be dependent on its ability to address key industry trends, including the following:

Trend towards integrated solutions

In order for OEMs to meet continually lower pricing targets while still maintaining reasonable profit margins, management of the Company believes that OEMs will look to continued integration of discrete chips, including the graphics accelerator chip, into various levels of integrated chip solutions. As well as potentially offering significant cost savings to the OEM, management believes that integrated chip solutions, which combine graphics and core logic functions in one chipset, will result in shorter design times and more available motherboard space. Management of the Company also believes that OEM customers will continue to demand different levels and types of integration to target different consumer preferences and PC configurations. Management believes that a separate graphics subsystem will continue to offer higher performance and will be the preferred solution for high-end and workstation PCs, while integrated chipsets will target value-oriented PC systems.

The Company has entered into a cross-licensing agreement with Intel Corporation (“Intel”) that grants each company rights to utilize certain patented technology owned by the other. ATI has the right, subject to certain restrictions, to build integrated chipsets that are compatible with Intel’s current Pentium® 4 microprocessor platform. The Company believes that its license with Intel will assist it in its efforts to penetrate the substantial Intel Pentium® 4 value PC market utilizing integrated graphics chipsets.

In the third quarter of 2002, ATI launched its full line of integrated graphics core logic products. The new RADEON™ IGP family of products includes integrated graphics processors for the desktop and mobile PC markets, and supports both Intel Pentium® 4 and AMD Athlon™ and AMD Duron™ platforms.

Continuing expansion of mobile PC market

The notebook or mobile PC market continues to be one of the fastest growing segments in the PC industry, as notebook computers now incorporate richer features such as improved 3D performance, DVD support, and power management technology to reduce battery drain from the graphics subsystem. ATI developed the MOBILITY™ RADEON™ family of mobile graphics accelerators to target this growing market, and to provide a performance and feature set with the flexibility to work in a variety of notebook classes. As in the desktop PC market, integration of discrete notebook PC components may allow for reduced costs, faster design times and more available space for other features within the mobile PC. Accordingly, mobile graphics products with integrated memory, such as the Company’s MOBILITY™ RADEON™ 7500 and MOBILITY™ RADEON™ 9000, have gained widespread acceptance in the mobile PC market over the past year.

As the trend continues towards less expensive notebook PCs, the market will require graphics chip makers to find less expensive ways of delivering high quality graphics performance, including the use of integrated chipsets. ATI’s full line of integrated graphics core logic products, introduced in 2002, includes integrated products for notebook PCs.

Trend towards the use of rich visual display technologies in handheld devices

The Company believes that the market for small handheld devices including personal digital assistants (“PDAs”), wireless e-mail devices and smart phones will increasingly require that these products provide rich visual display, 2D and 3D graphics technology. ATI is responding to this market opportunity by developing products that meet this growing trend. In 2002, the Company announced and began to ship its first media co-processor for handheld devices called IMAGEON™ 100. The enhanced 2D graphics and hardware MPEG-4 decoding design of this product offers high performance and crisp images while

9 of 89

saving power for longer battery life. In November 2002, ATI announced the release of its IMAGEON™ 3200 which integrates an advanced 2D graphics engine and an MPEG/JPEG decoder alongside a powerful and versatile set of peripheral input/output (“I/O”) functions.

Television moving from analog to digital

As television broadcasters in North America and the rest of the world convert their analog television signals to DTV transmissions over the next decade, management of the Company believes increased consumer interest in DTV will spur demand for more advanced digital set-top boxes and similar consumer electronic devices with additional features such as DVD, 3D gaming and Internet functionality. Digital transmission standards provide significant advantages compared to analog standards, including greater picture clarity and resolution as well as opportunities for more channels, enhanced e-commerce, Internet access and enhanced TV viewing. The Company has developed products specifically designed to address this expanding market, including its XILLEON™ 220 chip. With the acquisition of NxtWave in 2002, ATI’s DTV product portfolio was broadened by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a provider of advanced DTV solutions. In 2002, the United States Federal Communications Commission issued a mandate requiring the integration of off-air digital tuners into TV sets and receiver devices over the next several years, which the Company believes should create additional demand for DTVs and ATI’s DTV products.

Continued growth of the non-branded PC market

During the past few years, the PC industry has been marked by consolidation among the large PC OEMs and the growing importance of PC system builders, otherwise known as system integrators or “white box, clone or non-branded” PC manufacturers. Today, system builders are responsible for approximately half of worldwide PC shipments. Accordingly, it will be important for PC graphics companies to have their technology incorporated in board-level products which are available to and accepted by the system builder channel. The Company adopted a strategy in 2001 that it believes has and will continue to effectively address this market segment.

Increased production efficiencies and reduction of component costs

Management of the Company believes that further production efficiencies and benefits can be obtained by adopting more advanced process technologies and by continuing to utilize a diversified supplier base, including wafer manufacturers. Further production cost efficiencies can be gained through volume purchasing and production arrangements. For a number of its upcoming products, the Company will utilize 0.13 micron design technology, which is currently the smallest viable design geometry. The Company will also continue to utilize volume purchasing and multiple supplier strategies in order to increase competitiveness.

10 of 89

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS

ATI’s strength is built upon its product and technology leadership in visual processing technologies, customer focus, top-to-bottom solutions and ability to identify and capitalize on key industry trends or inflection points where new technologies and markets converge. In the past, these inflection points have included migration from 2D to 3D graphics, the adoption of the AGP bus interface, the incorporation of DVD functionality into the graphics accelerator, the market’s acceptance of DFP monitors, and the more recent development of new highly complex functional graphics processing engines.

In 2000, ATI began volume shipments of its RADEON™ product family which was introduced as ATI’s sixth-generation product family. Using patented technology with twin rendering pipelines and three texture units, the RADEON™ family of products dramatically increased 3D rendering speed and significantly improved visual reality. The RADEON™ family also included a hardware-based transform, clipping and lighting engine, an innovative 3D architecture that offloads complex graphics calculations from the CPU.

In 2001, ATI continued delivering new technologies based on its RADEON™ technology, including RADEON™ VE, ALL-IN-WONDER RADEON™ and MOBILITY™ RADEON™. The ALL-IN-WONDER RADEON™ multimedia card, the first graphics solution with new technology that enables the PC to become a personal video recorder, allows users to record TV programming on a PC’s hard drive, pause and rewind “live” TV, and access an online interactive TV programming guide.

Also in 2001, ATI announced new RADEON™ products, including RADEON™ 8500, based upon ATI’s seventh-generation graphics technology, which continued to improve the features of the graphics processor. The RADEON™ 8500 was the first graphics chip to support Microsoft®‘s Direct X 8.1 pixel shader technology.

In 2001, two new FIRE GL™ cards were announced, the mid-range FIRE GL™ 8800 and the entry-level FIRE GL™ 8700. These products, which were designed for high performance graphics workstation PCs, incorporate ATI’s RADEON™ technology and were introduced by the Company following the acquisition of FGL Graphics earlier in 2001.

In the first quarter of 2002, ATI started to receive royalty revenues from its licensing arrangement with Nintendo for ATI’s ‘Flipper’ chip that is used in Nintendo’s game console, GAMECUBE™.

Also in the first quarter of 2002, ATI introduced the XILLEON™ 220, a highly integrated system-on-chip. The XILLEON™ 220 integrates into a single chip all processor, graphics, video, audio, and I/O capabilities required for DTV applications.

In January 2002, the Company introduced IMAGEON™ 100, a media co-processor for handheld electronic devices such as PDAs and data-enabled colour cell phones, whose capabilities include enhanced 2D graphics and hardware MPEG-4 decoding design that offers high performance, crisp images, and low power consumption.

In the third quarter of 2002, ATI launched its full line of integrated graphics core logic products. The new RADEON™ IGP family of products includes integrated graphics processors for the desktop and mobile PC markets, and supports both Intel Pentium® 4 and AMD Athlon™ and AMD Duron™ platforms.

In June 2002, ATI acquired NxtWave. This acquisition broadened ATI’s DTV product portfolio by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a provider of advanced solutions for DTV.

11 of 89

In the fourth quarter of 2002, ATI introduced the RADEON™ 9700, RADEON™ 9000, FIRE GL™ X1 and the MOBILITY™ RADEON™ 9000, all of which are industry-leading products which have garnered a significant number of design wins from OEMs.

Business Strategy

Management anticipates that future PC systems and consumer electronic devices, such as DTVs, will continue to require advanced graphics technology to support 3D gaming, World Wide Web browsing and digital video technologies such as DVD functionality and digital video decoding.

The Company intends to expand its presence in the PC market, expand into new product markets and increase profitability by closely following and capitalizing on market trends and inflection points in the industry.

The Company intends to execute its business plan through the following strategies:

Sustained product and technology leadership

The Company believes that in order to compete effectively in the highly competitive graphics chip market it must deliver high-end graphics solutions on a consistent and sustained basis. The Company believes that through concurrent 3D core development teams, one developing next-generation products and the other focusing on future-generation products, through business unit-focused engineering teams and by providing top-to-bottom solutions for all segments of the PC market that meet customer needs, the Company will be able to solidify its market position.

The Company also intends to focus its research efforts on key core technologies that will allow ATI to bring new and innovative products to the OEM, system builder, distributor, retailer, DTV and handheld markets. ATI intends to continue its focus on key graphics technologies relating to digital technologies and 2D, 3D and video acceleration for desktop, mobile and workstation PCs as well as apply its research and development resources to new and growing product areas such as DTV and consumer electronic devices, including handheld devices and colour cell phones. Due to the rapidly changing and expanding technologies in the PC market and the convergence of this market with other media, ATI intends to continue to internally develop and pursue opportunities to acquire or license complementary leading-edge technologies when appropriate.

Penetrate integrated graphic chipset market

The Company is addressing the market trend towards integrated chipsets, and specifically core logic chipsets with integrated graphics, through the introduction in 2002 of integrated chipset offerings. The new RADEON™ IGP family of products includes integrated graphics processors for the desktop and mobile PC markets, and supports both Intel Pentium® 4 and AMD Athlon™ and AMD Duron™ platforms. The Company believes that the feature set of the RADEON™ IGP family will allow the RADEON™ IGP family to compete effectively against other product offerings in the market.

Increase market share in the non-branded PC market

ATI is seeking to increase its market share in the system builder market by selling a full range of its graphics technologies to AIB manufacturers. Management of the Company believes that by supplying AIB manufacturers with chips rather than supplying directly to system builders, it can leverage AIB manufacturers’ own sales and distribution networks rather than compete against these suppliers, and provide these suppliers with the opportunity to increase sales, revenue and market share. In 2002, the Company was able to increase the number of AIB customers that were manufacturing board product based on ATI components, as well as increase its penetration in the system builder market segment.

12 of 89

Target emerging and growing markets

The Company intends to continue to focus on emerging and growing market segments such as the consumer electronics device market, including the more established game console market. Management of the Company believes that ATI’s technology portfolio is positioned to target these market opportunities and believes that its technology leadership and innovation will enable it to compete in these markets. The Company currently has product offerings for the DTV, PDA and colour cell phone market.

Products

ATI’s core graphics business is, divided into two main areas: desktop and mobile PCs. The Company designs and sells component-level and board-level products into the PC market.

Part of the Company’s strategy however, is to expand beyond the PC market with products that address the consumer market, including multimedia products, handheld devices (including colour cell phones and PDAs), DTV solutions, as well as graphics technologies that are found in game consoles, including Nintendo’s GAMECUBE™.

The market lifecycle of ATI’s products is short, usually between six and 18 months. Over the product lifecycle, the price of ATI’s product typically declines as new technology is developed and introduced into the market.

Desktop Solutions

ATI designs and manufactures a wide variety of graphics and multimedia products for the desktop market, offering the highest industry standards for quality, features and customer support. ATI’s most recent generation of RADEON™ products launched in July 2002 includes the performance-leading and award-winning RADEON™ 9700 PRO and RADEON™ 9000 PRO. Both products are shipping in volume and are widely supported by a range of top-tier game and software developers.

Built for gaming enthusiasts, the RADEON™ 9700 PRO is an advanced graphics board, featuring ATI’s RADEON™ 9700 PRO visual processing unit (“VPU”). Using eight parallel rendering pipelines, 256-bit double data rate (“DDR”) memory interface, Microsoft® DirectX® 9.0 support and AGP 8X support, the RADEON™ 9700 PRO provides a high-level PC entertainment experience, through a combination of highly realistic 3D rendering performance and image quality, sophisticated real-time visual effects and leading video features.

As a mid-range product, the RADEON™ 9000 PRO features a quad-pipe architecture, four parallel, highly optimized rendering pipelines and up to 128MB of memory, providing best-of-class performance to accelerate all popular 3D applications.

Since launching in July 2002, the RADEON™ 9700 PRO family has grown to include additional products such as the RADEON™ 9500 and RADEON™ 9500 PRO.

In addition to the new generation of RADEON™ products, ATI continues to market its mid range RADEON™ 7500 and value-oriented RADEON™ 7000, and for a limited time its RADEON™ 8500, desktop graphics products.

ATI’s desktop products provide users with the ability to run the most advanced PC applications and software games, as well as view full motion video on their PC. ATI’s current products also provide PC users with a cost-effective way to upgrade the graphics capabilities of their PC without upgrading the CPU or the entire PC.

13 of 89

Workstation Solutions

The FIRE GL™ family of workstation graphics boards brings high performance to the digital content creation (“DCC”) and computer aided design (“CAD”) markets. This product family includes the FIRE GL™ X1 with revolutionary new architecture and up to 256MB of memory.

FIRE GL™ X1 is ATI’s most advanced workstation graphics board, featuring ATI’s FIRE GL™ 9700 VPU. With the addition of photo-realistic visualization and 3D asset management tools, FIRE GL™ X1, enables collaborative workflow and accelerates the production pipeline, providing digital content creators, engineers and game developers with the power to generate highly realistic 3D animation, real-life visual effects and design work in real-time.

In addition, the FIRE GL™ family also offers the FIRE GL™ Z1, ATI’s mid-range workstation graphics board, featuring ATI’s FIRE GL™ 9500 VPU. With advanced new architecture and 128MB of memory, FIRE GL™ Z1 delivers superior performance to power leading DCC and CAD software applications.

Finally, ATI offers the value edition FIRE GL™ E1 workstation graphics accelerator (powered by the FIRE GL™ 8800LE) and the entry-level FIRE GL™ 8700 featuring 64MB of DDR memory, providing powerful rendering capabilities to leading applications.

Multimedia Solutions

Multimedia continues to be an important segment of the PC market. Generally, multimedia refers to the combination of two or more mediums, such as television and the PC, into one combined information platform. ATI continues to focus its efforts on this market by supplying board-level products which offer PC/TV convergence, combining PC technology with TV, audio and video technology. As use of media such as the World Wide Web increases and information communication technology improves, PCs will require complete multimedia products that are able to effectively deliver these capabilities. Over the past three years, ATI has continually introduced new multimedia products with additional features and functionality, affording users the ability to capture and manipulate video on their PC with each new generation.

ATI’s ALL-IN-WONDER RADEON™ 9700 PRO, announced in September 2002, is the latest addition to the Company’s ALL-IN-WONDER line of multimedia products. Based on the RADEON™ 9700 PRO VPU, the ALL-IN-WONDER 9700 PRO includes features such as mulTView for dual TV tuner support and 128MB of DDR memory, as well as superior 2D and 3D graphics performance.

ATI’s ALL-IN-WONDER RADEON™ 8500DV, announced in August 2001, is the first in ATI’s family of ALL-IN-WONDER video cards to provide a FireWire standard digital video connection, giving digital video enthusiasts the ability to connect digital camcorders and other FireWire devices. The video card also includes a full function remote control for quick and easy access to TV, video, DVD and gaming features from any room in the house.

In June 2001, ATI announced the DV WONDER for the digital video market. This FireWire (IEEE 1394) board fits easily into any free peripheral component interconnect slot on a desktop PC and enables digital video camcorder users to swiftly transfer and edit high-quality digital video on their desktop computers.

In November 2000, ATI announced the TV WONDER USB EDITION, a 125-channel external tuner pod that plugs into a PC or notebook equipped with a universal serial bus interface, that allows consumers to watch TV and capture video on their PC with a simple single cable installation. In January 2001, the TV WONDER USB’s sister product for Apple Macintosh computers was announced, the XCLAIM TV USB EDITION.

14 of 89

Mobile Solutions

Launched in August of 2002, ATI’s MOBILITY™ RADEON™ 9000 is a powerful mobile visual processor, supporting Microsoft® DirectX® 8 pixel and vertex shaders, and delivering realism to the latest 3D games.

Based on ATI’s MOBILITY™ RADEON™ 9000 visual processor, the MOBILITY™ FIRE GL™ 9000 visual processor for mobile workstations was launched in September 2002. As the successor to the MOBILITY™ FIRE GL™ 7800, the MOBILITY™ FIRE GL™ 9000 is designed for advanced CAD/CAM and DCC.

ATI entered the mobile workstation market in August 2001 with the MOBILITY™ FIRE GL™ 7800 graphics processor, which incorporates technology acquired through ATI’s purchase of FGL Graphics.

In August 2001, ATI announced the MOBILITY™ RADEON™ 7500, which incorporated ATI’s POWERPLAY™ power management technology, designed to increase notebook battery life. MOBILITY™ RADEON™ 7500‘s graphics performance narrowed the performance gap between desktop and mobile systems.

In February 2001, ATI announced the first mobile implementation of RADEON™ technology, the MOBILITY™ RADEON™ graphics processor.

Integrated Solutions

In March 2002, ATI launched the RADEON™ IGP family of products. Built around ATI’s RADEON™ technology, the RADEON™ IGP family uses a 64-bit system architecture and 266 MHz DDR memory interface, and is the first and only integrated graphics solution to support ATI’s industry-leading POWERPLAY™ power management technology. The RADEON™ IGP family is flexible and scalable, and supports both desktop or notebook PCs built on Intel or AMD platforms.

This family includes:

•	RADEON™ IGP 340 and 340M (Pentium® 4 processor compatible) for the value and mainstream desktop and notebook PC market; and
•	RADEON™ IGP 320 and 320M (supporting AMD Athlon™ and AMD Duron™ processors) for the value and mainstream desktop and notebook PC market.

DTV Solutions

ATI designs cost-effective and highly integrated multimedia chipsets like XILLEON™ 220 and THEATRE™ 200 for the DTV market. The XILLEON™ 220, introduced in 2001, is an advanced and highly integrated system-on-chip suitable for a range of digital devices, including DTVs, home media gateways and TV-enabled web pads.

Through its acquisition of NxtWave, ATI also offers a number of semiconductor products that offer advanced broadband receiver technologies for the DTV market.

SET-TOP-WONDER XILLEON™, ATI’s fourth-generation reference platform, has been created as a complete reference design for consumer electronics manufacturers developing low-cost, high performance digital video consumer devices. SET-TOP-WONDER XILLEON™ incorporates ATI’s XILLEON™ 220, which is an advanced and highly integrated system-on-chip for the consumer market.

15 of 89

Handheld Solutions

ATI’s IMAGEON™ 3200 is an advanced multimedia co-processor for handheld electronic devices. Introduced in November 2002, IMAGEON™ 3200 integrates an advanced 2D graphics engine and an MPEG/JPEG decoder alongside a versatile set of peripheral I/O functions. These features make the IMAGEON™ 3200 suitable for the new generation of handheld devices, including PDAs and colour cell phones, that demand more advanced graphics capabilities.

ATI’s first video graphics product for handheld devices, the IMAGEON™ 100, includes support for an advanced 2D graphics engine, MPEG-4 decoding (the standard for wireless streaming video) and an LCD timing controller among other features. It offers an excellent visual experience for end-users while reducing the overall system power consumption for a longer battery life.

Game Consoles

ATI has licensed its proprietary ‘Flipper’ chip to Nintendo as the central graphics core of Nintendo’s game console, GAMECUBE™. The ‘Flipper’ chip’s highly integrated processor includes both a 2D and 3D graphics engine, a digital signal processor for audio processing, all system I/O functions, including CPU system memory, controllers, optical disk, flash card, modem and video interfaces, and an on-chip high bandwidth frame buffer.

Software Drivers

With each of its graphics and video accelerator products, ATI provides drivers and supporting software packages that enable the effective use of its products under a variety of operating systems and applications. In addition to the Microsoft® family of operating systems, ATI is supporting Apple OS9 and OSX, as well as Linux-based applications. ATI’s software provides optimized performance for a variety of CPU platforms (including Intel and AMD based systems), motherboards and chipsets.

ATI develops its software drivers in many different languages and formats to conform to international user requirements. ATI’s software engineers, scientists and test professionals engage in large-scale development of drivers and related software applications in support of OEM, retail and AIB customers. On-time delivery of optimized, unified and reliable software that supports the latest technology enables the Company’s customers to market leading-edge and cost-effective ATI-based products.

In 2001, the Company introduced Microsoft® XP-specific drivers and applications, support to Apple OSX and optimized drivers for ATI’s new product families, including RADEON™ 8500, RADEON™ 7500, MOBILITY™ RADEON™ and MOBILITY™ RADEON™ 7500 mobile products and their related multimedia derivatives. In 2002, the Company introduced CATALYST, a software suite that includes unified driver architecture and software applications to enable the RADEON™ family of graphics products.

Research and Development

Management believes that a strong commitment to research and development is fundamental to ATI’s success. Due to the rapid pace of technological change in the graphics industry, it is critical to meet each market window with the newest generation of products that meet market and customer requirements. Ongoing research and development efforts enable the Company to participate in establishing industry standards as well as design and create new products based on these standards. ATI will continue to strengthen its research and development base through internal research and development efforts, licensing arrangements with third parties and acquisitions of technology companies, when appropriate.

16 of 89

ATI’s primary research and development objective is to develop core technologies that establish a base from which ATI can quickly design products to meet the ever-changing demands of the PC graphics and multimedia industry. ATI’s dedication to research and development of core technologies has also allowed the Company to position itself as a participant in emerging multimedia markets, such as the digital technology, DTV, DFP display and gaming sectors.

The Company’s research and development approach encompasses concurrent 3D core development teams, one developing next-generation products and the other focusing on future-generation products. At the same time, 3D core technology is made available concurrently to the other ATI business units, such as mobile, workstation, DTV and consumer product development teams.

ATI’s net investment in research and development increased from $149.5 million in fiscal 2001 to $164.6 million in fiscal 2002. The Company’s engineering resources increased from approximately 1,110 to more than 1,240 employees during that time. In both 2001 and 2002, the Company entered into a number of licensing arrangements with third parties engaged in the development of complementary technologies, which will be used by ATI in the development of its products.

During fiscal 2000, ATI strengthened its research and development resources through the acquisition of ArtX, which included a team of approximately 70 engineers. This acquisition provided ATI with additional integrated product expertise and facilitated ATI’s entry into the game console marketplace.

In fiscal 2001, ATI acquired FGL Graphics, the professional graphics division of SONICblue Inc., which develops and markets the technology-leading FireGL brand of OpenGL-based graphics accelerators. The agreement included the acquisition of 35 highly-skilled employees at FGL Graphics’ research and development and marketing facilities in Munich, Germany and San Jose, California. Also in 2001, ATI acquired HydraVision multi-monitor management software from Appian Graphics Corporation and hired a number of Appian Graphics employees.

In fiscal 2002, the Company acquired NxtWave, including a team of approximately 55 engineers. This acquisition broadened ATI’s DTV product portfolio by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a provider of advanced DTV silicon solutions.

The following table summarizes the Company’s net investment in research and development over the past three years. Research and development expenditures include both current expenses, such as salaries and certain materials, as well as expenditures on capital assets that were acquired for research and development purposes and prototype and design tools. For research and development activities carried out in Canada, the Company qualifies for federal investment tax credits (“ITCs”) at the rate of 20% of all eligible current and capital research and development expenditures. The Company also qualifies for tax credits based on research and development activities carried on in the United States. These ITCs are used to reduce current expenses, capital expenditures and federal tax otherwise payable.

17 of 89

Net Investment in Research and Development
(Thousands of U.S. dollars)

		Years ended August 31
	2002	2001	2000
Gross current R&D expenses	$182,349	$164,968	$147,213
Less related ITCs	17,740	15,503	16,643

Net current R&D expenses	164,609	149,465	130,570
Net current R&D expenses as a percentage of revenues	16.1%	14.4%	10.2%

Capital R&D expenditures, net of ITCs	15,448	13,672	22,607

Sales

ATI’s components and board-level products are sold to PC OEMs, AIB manufacturers, retailers, DTV and handheld customers.

ATI’s PC OEM customers include Acer, Apple, Dell, Founder, Fujitsu, Gateway, Hewlett-Packard, Hitachi, IBM, Legend, Panasonic, Siemens, Sony, Sun, Toshiba and TriGem. ATI’s major distributors include Althon, D & H, Ingram Micro and Tech Data. The Company’s major retailers include Best Buy, Future Shop, COMP USA, Circuit City and Fry’s. Its major e-commerce retailers include buy.com, CDW and Micro Warehouse. ATI’s DTV customers include Scientific Atlanta and Pace Micro. The Company’s handheld customers include Toshiba. The Company supplies the system builder channel by supplying its components to AIB manufacturers.

Management of the Company believes that ATI brand awareness provides added value to OEM customers’ products through retail and press recognition of ATI product features, quality and performance. Sales to OEM customers often involve a direct relationship between the customer and the Company’s research and development personnel to ensure that the products being developed by ATI meet the needs and specifications of the OEM. Management believes that this is a significant and positive factor in maintaining the Company’s ability to sell components and board-level products to OEMs, where the thrust of the sales effort is to have the Company’s products designed into the OEM’s existing or new product lines. ATI works closely with OEMs on supply chain integration and demand generation. The Company also supports OEM requirements on a worldwide basis from design, application support to production. This relationship at the OEM level benefits the Company as the OEM will generally continue to incorporate ATI’s components in its products until the OEM ceases production of that particular product.

The Company has and seeks to increase its arrangements with leading AIB manufacturers in an effort to increase market penetration of ATI chip technologies worldwide. The Company, rather than directly delivering board-level products into the system builder market, delivers component products to AIB manufacturers, who in turn manufacture and sell board-level products using ATI technology to system builders. ATI’s AIB customers include First International Computer, Giga-Byte, Hightech, CP Technology, Sapphire Technology, Tyan, Yuan and Wistron InfoComm.

In 2002, ATI’s top ten customers accounted for approximately two-thirds of the Company’s revenues, with one customer representing 21% of revenues. In 2001, one customer accounted for 19% of revenues and the Company’s top ten customers accounted for approximately two-thirds of the Company’s revenues. In 2000, one customer accounted for 12% of revenues.

18 of 89

The following table summarizes the breakdown of the Company’s revenues by territory as a percentage of total revenues:

		Years ended August 31
	2002	2001	2000
Canada	1%	2%	2%
USA	29%	31%	33%
Europe	15%	24%	31%
Asia Pacific	55%	43%	34%

	100%	100%	100%

ATI endeavours, where possible, to diversify its geographic base, however with the Company’s adoption of the chip model, and the continued trend towards OEMs increasing manufacturing operations in the Asia Pacific region, it is anticipated that sales will continue to shift to that region.

The Company maintains an international presence for its products through its international sales force and by localizing its products into all of the major European and Asian languages.

Sales to OEMs and AIBs are generally made pursuant to the terms and conditions of the OEM or AIB’s purchase order. Generally, such orders do not provide any commitment for minimum purchases by the OEM or AIB. The Company’s supply arrangements with its distributor and retailer customers are generally terminable by either party on not more than 90 days notice.

The Company recognizes revenue when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of shipment. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition. The Company also directly supports promotion of the Company’s products by system builders, distributors and retailers through cooperative advertising. In addition, ATI offers a three-year limited hardware warranty to the end-user consumer on all of its branded hardware products. This warranty is supported directly by ATI’s customer service department and serves as a further selling feature for AIB manufacturers, distributors and retailers. While the Company maintains a reserve to cover these policies, there can be no assurance that these reserves will be sufficient or that future price protection claims and returns will not have an adverse effect on the results of operations of the Company.

Competition

The markets in which ATI competes and expects to compete in the future are highly competitive and characterized by rapid changes in technology. The Company expects the level of competition in each market sector to increase. The Company provides graphics and multimedia solutions in all market segments of the PC desktop, mobile, workstation and server markets through OEMs, AIB manufacturers, system builders, distributors and retailers. As a result, ATI competes with every PC graphics and multimedia company that serves one or all of these distinct market segments. In addition, by integrating new functionality into the graphics accelerator chip and expanding its product line, the Company continually faces new competitors in converging markets and may encounter substantial competition from established companies in those markets.

The Company’s sources of competition in the PC market are those companies that provide graphics and multimedia subsystems for the desktop and mobile segments. These include: (i) discrete component suppliers, (ii) AIB manufacturers, (iii) fully-integrated graphics suppliers and (iv) suppliers of integrated

19 of 89

graphics and core logic components. These include Intel, nVidia, Matrox Electronic Systems, Trident, SiS and Via Technologies. In addition, the Company’s competitors also include a number of smaller companies, which may have greater flexibility to address specific market needs.

The Company’s competitors in the graphics segment of the DTV business include Broadcom, LSI Logic Corporation, Motorola, STMicroelectronics and Oak Technologies. The Company’s main competitor in the handheld market is MediaQ. In the game console market, the Company competes primarily against nVidia.

Manufacturing

Component Manufacturing

The Company relies on third party full-service foundries located in the Asia Pacific region for the manufacture of its proprietary graphics components. ATI manages its component manufacturing through a customer owned tooling (“COT”) program. Under the COT program, ATI substantially replaces full-service component vendors with a few specialized vendors, each of whom undertake different steps in the production cycle. Under the COT program, ATI purchases raw material, in finished wafer form, from its foundry suppliers and arranges to sub-contract the testing, assembly and packaging processes to create final application-specific integrated circuit (“ASIC”) components. The COT program increases the Company’s control over the manufacturing process, resulting in shortened delivery times, increased product quality and reduced component costs.

Board Manufacturing

Once a new product has been designed and tested, the task of manufacturing is given to the Company’s subcontractors. The process for manufacturing ATI’s board-level products begins with the procurement of materials such as printed circuit boards, memory components, resistors, capacitors and connectors, as well as ATI’s proprietary components. These materials are then assembled by ATI’s contract manufacturers into complete board products.

The Company’s manufacturing facility in Markham, Ontario, Canada is devoted to prototyping and trial runs for new product introductions.

Customer Service and Support

ATI considers customer service and long-term customer support to be critical to ongoing customer loyalty and continued success in its business. ATI’s products are designed to be easily installed and include simple menu driven software to ensure ease of use. ATI also works closely with major hardware and software developers to ensure ongoing compatibility and support for its products, an important aspect of ATI’s customer service and support in an industry of unique and continually changing systems, products and product specifications.

Because the Company researches and develops as well as produces and markets its own components and boards, ATI is able to link customer support to hardware and software engineering, production and sales and marketing, thereby allowing for efficient customer-to-engineering-to-market solutions.

ATI offers its customers and strategic business partners various levels of service and support via the ATI CustomerCare program. ATI currently has approximately 50 individuals working at its Markham, Ontario location in Canada and at its European operating centre in Dublin, Ireland, to find solutions to customer problems or concerns and to answer customer questions. CustomerCare also leverages the power of the Internet to allow for quick and easy access to product information, software driver updates

20 of 89

and online customer service and technical support through the Company’s Internet Web site, www.ati.com. Customers may also access the CustomerCare program via phone and traditional mail.

Human Resources

The Company had the following number of individuals on payroll, including non-permanent and short-term employees, at August 31:

	2002	2001	2000
Research and development	1,249	1,117	1,022
Operations and administration	473	542	580
Sales and marketing	295	293	288
Customer support	75	80	86

Total number of ATI personnel	2,092	2,032	1,976

Management believes that its ability to attract and retain highly skilled engineering, marketing and management personnel is one of the key factors in the success of the Company. None of the Company’s employees are governed by collective bargaining agreements. ATI has never experienced a material work stoppage or strike in its history.

Facilities

The Company’s head office facilities are located in Markham, Ontario, Canada. The head office is located at 1 Commerce Valley Drive East, in Markham, Ontario. This facility, comprises approximately 240,000 square feet of office space. The Company has a 50% interest in the joint venture that owns this facility. The Company has two other locations in Markham, Ontario. The facility (and former head office location) at 33 Commerce Valley Drive East, which is 100% owned by the Company, comprises approximately 123,000 square feet, including approximately 65,000 square-feet of manufacturing and warehouse space. The Company also leases an additional 55,000 square-feet of office space at 55 Commerce Valley Drive West.

ATI owns a 35,000 square-foot facility in Dublin, Ireland. The Company leases engineering facilities in the United States including: approximately 60,000 square feet in Marlborough, Massachusetts; approximately 34,000 square-feet in Newtown, Pennsylvania; approximately 13,500 square feet in Langhorne, Pennsylvania; and approximately 104,000 square feet in Santa Clara, California. By early 2003, the Company will consolidate the Pennsylvania locations into a new leased facility of approximately 35,000 square feet. The Company also leases a number of smaller regional offices in the United States, Europe and Asia Pacific.

ATI’s operations are subject to a variety of federal, provincial and local environmental laws and regulations. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials. Management believes that ATI is currently in compliance with all applicable environmental laws in all material respects.

21 of 89

Risks and Uncertainties

The Company’s operations and financial results are subject to various risks and uncertainties which are outlined below. These risks are in addition to those outlined elsewhere in this Annual Information Form and in the Company’s filings with Canadian and United States securities regulatory authorities, including Management’s Discussion and Analysis of Operating Results and Financial Position contained in the 2002 Annual Report.

As a result of any or any combination of these risks and uncertainties, the Company’s operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

Unpredictable and Fluctuating Operating Results

The Company’s results can fluctuate and are often difficult to predict due to changing market conditions, seasonal and variable demand for its products and the effects of rapid and frequent technological changes. As a result, the Company’s revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, the Company’s operating expenses are largely independent of revenue in any particular period. Therefore, it is difficult to accurately predict revenues and profits or losses. Factors that have affected the Company’s operating results in the past and could affect them in the future include, among other things:

•	levels of growth or decline in the PC industry;

•	demand and acceptance of the Company's products, including integrated graphics components and consumer electronics;

•	timely development and production of next-generation products, including products for the consumer device market;

•	introduction of new products by the Company's competitors;

•

availability of licenses for emerging industry technology, including microprocessor platform architecture and other intellectual property rights necessary for the development of new products by the Company;

•	changes to the overall Company average selling price resulting from competitive pressures and low-cost PCs;

•	delays or early introduction of new microprocessors or their related chipsets;

•	changes to the Company's overall product mix;

•	increasing product line complexity and related management of inventory;

•	unexpected variances in the Company's cost of materials, especially silicon wafer, memory and printed circuit boards ("PCBs"), and packaging costs;

•	changes to the expected yield of the Company's component products;

•	excess or shortage of manufacturing capacity;

•	volume of orders received that can be filled in the quarter;

20

22 of 89

•	seasonal and variable demand associated with the PC industry;

•	timing of the introduction of customer incentive programs during the quarter;

•	supply constraints for other components incorporated into the Company's products and those of its customers; and

•	inability to quickly adjust spending sufficiently to compensate for any unexpected revenue shortfall.

Furthermore, most of the Company’s operating expenses are relatively fixed in the short term. As indicated above, the Company may be unable to rapidly adjust its spending to compensate for any unexpected revenue shortfall, which could harm quarterly operating results. In addition, as discussed further below, the Company’s products have varying gross margins. As a result of the factors listed above, period-to-period comparisons of the Company’s operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, the Company’s operating results may be below the expectations of securities analysts and investors. The Company’s failure to meet these expectations could adversely affect the market price of the Company’s common shares.

Importance of Design Wins

The Company’s future success and ultimate sales achievements will depend in large part on retaining and/or winning design contracts (“design wins”), which entails PC OEMs choosing the Company’s existing and future products as their graphics and multimedia solutions. The Company’s major PC OEM customers typically introduce new system configurations as often as twice a year for desktop products and at least once a year for mobile products. Accordingly, the Company’s products must have competitive performance ratings, adequate feature-sets, consistent quality levels and appropriate prices within the limited time frames of its customers to be included in new system configurations. The failure to win new or retain existing design wins of sufficient volume, sales and profitability could have an adverse effect on the Company’s business and operating results.

Variable Gross Margins

The Company’s overall gross margin is dependent on a number of factors, the principal items being the cost of input materials (mainly silicon, memory and PCBs), the yield of the Company’s chips received from its foundries, the average selling price of the Company’s products and the actual product mix of the Company’s revenues. In terms of product mix, the Company’s business model involves the development and marketing of component and board-level graphics products for desktop and mobile PC, DTV and multimedia applications. Each of these products or product categories has dissimilar gross margins at any particular time. Consequently, many of the Company’s gross margin components fluctuate and the overall corporate gross margin is difficult to predict. Should any of the factors influencing gross margins change substantially, the Company’s operating results could be adversely affected.

Reliance on the PC Industry

The Company currently derives a substantial portion of its revenue from the sale of graphics and multimedia products for use in PCs. Although the PC industry grew significantly during the late 1990s, since 2000 PC sales have not experienced similar levels of growth. Growth in PC sales at levels experienced in the past may not occur in the future. Reductions in the sales of PCs reduces the overall demand for the Company’s products. Moreover, such changes in demand could be large and sudden, as experienced in fiscal 2001 and in previous years when PC manufacturers built up inventories in anticipation of a period of significant growth that did not materialize. In such cases, PC manufacturers

23 of 89

may abruptly suspend all purchases of additional inventory from their suppliers. In addition, declines in spending by corporations and/or consumers, for example, due to an economic downturn, may negatively affect the PC industry. Any sustained reduction in the demand for PCs could adversely affect the Company’s operating results.

Dependence on Timely Introduction of New Products

The graphics industry is characterized by frequent product introductions and short life cycles based on constantly improving technologies and new industry standards. Increasingly important is the Company’s ability to be among the first to market with new or enhanced products to replace existing products in order to coincide with the introduction of new products by PC OEMs, particularly during the late summer and fall which are the traditional periods in which PC OEMs introduce new products. This means that the Company must commit resources to the development and manufacture of its products without having commitments to purchase from customers. The Company must also take advantage of new technologies to maintain its competitive edge. If the Company fails to identify new product opportunities or develop or bring to market these new products or enhancements within the time frame required by customers, if the Company’s new products or enhancements are not selected by PC OEMs to be included in their products, or if the products or technologies developed by competitors render the Company’s products or technologies non-competitive or obsolete, the Company may experience reduced demand for its products and loss of market share and the Company’s operating results could be adversely affected.

The Company’s business depends to a significant extent on its ability to continually introduce new and enhanced generations of graphics products in order to retain or win customer contracts and maintain average selling prices (“ASPs”). The life cycles of graphics boards typically range from six to 12 months and the life cycles of the Company’s graphics chips typically range from six to 18 months. Market demand requires graphics products to incorporate new features and performance standards on an industry-wide basis. Over the life of a specific graphics component or board, the ASP undergoes regular price reductions. In the past, the Company’s newer products, at their highest ASP, have offset the reduction in ASP of the Company’s older products that are nearing the end of their product life cycle. The introduction of new products and enhancements to existing products is therefore necessary to maintain overall corporate ASPs. However, should the Company not introduce new products or launch new products without sufficient increases in ASP or increased unit sales volumes capable of offsetting these reductions in ASPs, the Company’s revenues, inventories, gross margins and operating results could be adversely affected.

Trend Towards Integrated Graphics Components

Low-cost PCs account for a significant percentage of PCs sold in the market and are driving the demand for integrated graphics and core logic functions in one chipset. In order for PC OEMs to offer these computers at low prices, overall system costs must be reduced. The costs of integrated graphics components are significantly less than the costs of traditional discrete graphics components, in part due to their reduced functionality and because they do not require separate graphics memory devices.

The Company believes that integrated graphics chipsets, which are estimated to account for approximately half of the desktop systems sold worldwide, will continue to represent an increasing share of the PC graphics market. During fiscal 2002, the Company introduced the RADEON™ IGP family of products, which includes integrated graphics processors for the desktop and mobile PC markets, and supports both Intel Pentium® 4 and AMD Athlon™ and AMD Duron™ platforms. If these products do not successfully address this market segment and the low-cost PC segment accounts for a significant percentage of PCs sold in the future, the Company’s business, financial condition and operating results could be adversely affected.

24 of 89

Success of Nintendo’s Gamecube

The Company’s graphics technology for the game console market is being used by Nintendo in its GAMECUBE™ products. Revenues from this technology are only received by the Company in the form of royalties paid by Nintendo to the Company based upon the number of GAMECUBE™ consoles and games sold by Nintendo. Accordingly, ATI’s royalty revenues will be directly related to the sales by Nintendo of its GAMECUBE™ products. The Company has no control over Nintendo’s marketing efforts. There can be no assurance that sales of Nintendo’s GAMECUBE™ products will achieve expected levels in the current or future fiscal years. Consequently, the revenues expected by the Company from this technology may not be fully realized and the Company’s operating results may be adversely affected.

In fiscal 2002, the Company started to recognize royalty revenues from its technology licensing arrangement with Nintendo. Although royalty revenue was less than 5% of the Company’s total revenues for the year, it directly impacted net income as there were no significant operating expenses associated with the revenue. During fiscal 2002, a significant amount of the Company’s net earnings were derived from Nintendo royalties. Consequently, anything that negatively affects the royalties paid by Nintendo to the Company may adversely affect the Company’s operating results.

Highly Competitive Environment

The markets in which the Company competes and expects to compete in the future are highly competitive and are characterized by rapid technological changes, frequent product introductions and declining selling prices. Consolidation of the Company’s competitors has increased competitive pressures in the graphics industry. The Company believes that the consolidation trend in the PC market has stabilized as the number of companies participating in this market has declined significantly, with the three main players now being the Company, nVidia and Intel. ATI believes that the main factors of competition in these markets remain technical performance, price, product features, time-to-market, technical support, conformity to industry standard application programming interfaces and the ability to deliver consistent volume and quality of product. The Company expects competition to intensify in these areas and there can be no assurances that competitive products will not be less costly, provide better performance or include additional features that render the Company’s products uncompetitive. Increased competition may require the Company to reduce its prices and/or invest further in R&D and sales and marketing efforts, thus affecting the Company’s operating results.

The Company’s competitors in the graphics segment of the consumer market, which includes DTVs and PDAs, include Broadcom, LSI Logic, Motorola, STMicroelectronics, Oak Technologies and MediaQ.

Some of the Company’s competitors, in particular Intel, have greater financial and other resources than the Company and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Further, some competitors have greater access or rights to companion technologies, including interface, processor and memory technical information. They may also be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies. Several of the Company’s smaller competitors may have greater flexibility within niche markets and better name recognition addressed to specific market needs. As a result, there can be no assurance that the Company will be able to maintain its competitive position and market share against current or future competitors, which could adversely affect its business and operating results.

Dependence on a Small Number of Customers

The Company’s revenues are concentrated with a small number of customers. In 2002, the Company’s top ten customers accounted for approximately 68% of its revenues, with one customer representing 21% of revenues. The Company expects that a small number of PC OEMS will continue to account for a

25 of 89

substantial part of the Company’s revenues. Continued sales to PC OEMs are dependent on continuing to achieve design wins with these OEMs. The loss of business or failure to achieve design wins from such PC OEMs without adding new sources of revenues could have an adverse effect on the financial results of the Company. Other risks associated with the Company’s dependence on a small number of customers include: unexpected delays in the introduction of the Company’s customers’ products, resulting in a change in the timing of their orders; product rates of return in excess of those forecasted; cancellation of customer orders and the resultant holding of excess inventory and unexpected write-down of inventories; and the inability to secure alternate purchasers for its products. Furthermore, if any one the Company’s customers experiences financial difficulty, the risk exists that the Company may be required to write off bad debts of such a customer. Any of such events could have an adverse effect on the financial results of the Company.

Greater Resources of Intel

In 1999, Intel began shipping integrated graphics component products targeted at the low-cost PC market. Intel is the largest manufacturer in the world of PC processors and has significantly greater resources than the Company. Given its significant leadership position and the large cost of the microprocessor relative to other components within the PC, Intel could cost-effectively combine graphics components or functionality with its microprocessors. The Company’s products may not be able to successfully compete with Intel’s products on the basis of price or performance. The Company expects Intel to invest heavily in research and development and in marketing and selling campaigns to engender brand loyalty with PC manufacturers and users. ATI also expects Intel to maintain its dominance of the PC platform. These and other selling advantages could render the Company’s integrated chipset products uncompetitive on a cost basis.

Due to the widespread adoption of Intel’s microprocessor architecture and interface architecture, including the AGP interface, Intel has the ability to create and influence key industry standards in the PC industry. The Company relies on its ability to obtain and maintain licenses from Intel in order to use certain proprietary Intel technology in its products. Any significant modifications by Intel to the AGP standard, the microprocessor, core logic components or other aspects of the PC microprocessor architecture or any delay in the public release of such modifications could result in incompatibility with the Company’s technology. Any such incompatibility or the inability to obtain or the termination of any required license to use such technology could have an adverse effect on the Company’s business, financial condition and operating results.

During fiscal 2002, the Company introduced the RADEON™ IGP family of products, which is intended to compete with and complement Intel’s family of integrated products. Current competitive integrated graphics components interface with Intel processors via an Intel bus. Other competitors have implied, through information that they have released publicly, that they have obtained licenses from Intel or are licensed under Intel licensed manufacturers. There can be no assurance that Intel will not attempt to prevent ATI from manufacturing current or future Intel bus compatible products. There can also be no assurance that ATI’s products will compete effectively against Intel’s current or future integrated products, that Intel will not aggressively use its industry position to undercut prices, or that Intel will not introduce additional products that are directly competitive with the Company’s products. Intel spokespeople previously stated that it had exited the discrete graphics business. Intel has also stated that it intends to remain in the integrated graphics component market. There can be no assurance, however, that Intel will not re-enter the discrete graphics market, that Intel will not license a graphics core from competitors or that Intel will not acquire a graphics accelerator company and again compete in the discrete graphics component market with the Company.

26 of 89

Technological Change and Product Defects

The markets for the Company’s products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Products in the Company’s market typically have a life cycle of six to 18 months, with regular reductions in the ASP over the life of the product. In addition, ASPs for new product introductions may not offset the reduction in ASPs of the Company’s products at the end of their product life cycle. Continuing erosion of ASPs may adversely affect the Company’s revenue and operating results unless increases in unit volume are sufficient to offset these declines. The Company invests significant resources in the development of both hardware and supporting software for the PC graphics and multimedia market in order to develop new products that incorporate additional features and functionality that can be sold at higher ASPs. The Company’s success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing new products or enhancing its existing products and, as a result, the Company’s gross margins could decline in the future.

The Company’s business and operating results could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or technologies developed by others render the Company’s products or technologies non-competitive or obsolete. Products as complex as those offered by the Company may contain defects or failures when introduced or when new versions or enhancements to existing products are released. Although the Company has not experienced materially adverse effects resulting from bugs, defects, failures or incompatibilities to date, there can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of the Company’s products, material recall and replacement costs, delay in recognition or loss of revenues, the diversion of the attention of the Company’s engineering personnel from product development efforts and damage to the Company’s reputation in its industry. Correcting such errors and failures in the Company’s products could require significant expenditures. Any such circumstances could have an adverse effect on the Company’s business, financial condition or operating results.

Proprietary Technology

The Company’s success is heavily dependent upon proprietary technology. The Company relies principally upon a combination of copyright, trademark, patent and trade secret laws, restrictions on disclosures and contractual provisions to protect its proprietary and intellectual property rights. There can be no assurance, however, that these laws and procedures will be adequate to prevent misappropriation of the Company’s technology or independent third party development of the same or similar technology. Unauthorized parties may attempt to copy or otherwise obtain and use ATI’s technology, which could weaken the Company’s competitive position. In addition, there can be no assurance that the protection provided to the Company’s proprietary technology by the laws of foreign jurisdictions will be substantially similar to the remedies available to the Company under the laws of Canada or the United States. Any claims or litigation initiated by the Company to protect its proprietary technology could be time consuming and costly and divert the attention of the Company’s technical and management resources whether or not the claims or litigation are determined in favour of the Company.

Reliance on Foundries and Other Third-Party Manufacturers

ATI is a “fabless” semiconductor company and therefore relies on independent foundries or “fabs”, currently, Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp., to manufacture its component products. The Company also uses independent contractors to perform the assembly, testing and packaging of its products. As is typical in the graphics industry, the Company obtains manufacturing services on a purchase order basis and its fabs are under no obligation to provide

27 of 89

the Company with any specified minimum quantity of product. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company’s needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to the Company on a timely basis. There can be no assurance that these manufacturers will be able to meet the Company’s near-term or long-term manufacturing requirements. Indeed, continued market acceptance of the Company’s products will depend on reliable relationships with its wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, the Company may be unable to secure an alternative supply for any specific product in a short time frame. Other risks associated with the Company’s dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; lack of capacity in periods of excess demand; misappropriation of the Company’s intellectual property; dependence on several small undercapitalized subcontractors; reduced ability to manage inventory and parts; and exposure to foreign countries and operations, including exposure to political instability and natural disasters.

Currently, the third party wafer plants used to manufacture ATI’s products are located in Hsin Chiu and Tainan, Taiwan. Many of the Company’s assembly, testing and packaging suppliers are also located in southern Taiwan. On September 22, 1999, Taiwan suffered a major earthquake that measured 7.6 on the Richter scale and contributed to a temporary shortage of graphics processors. Additional earthquakes may occur in this region in the future. To the extent that the Company’s supply from its fabs or other suppliers is interrupted for a prolonged period of time or terminated for any reason, the Company may not have sufficient time to replace its supply of products manufactured by those fabs.

As well, each wafer manufacturer has unique design rules and proprietary process technology to which the Company must adapt its products. To the extent that the Company moves production of its products to new manufacturers or to current manufacturers with new process technology or design rules and encounters transition difficulties, the Company could realize lower yields or poorer performance of its products. Any inability of the Company to secure sufficient or reliable supplies of wafers may adversely affect its ability to meet customer demand for its component and board products and, as a result, could have an adverse effect on revenues and operating results.

Availability of Insurance Coverage

To the extent available on commercially reasonable terms and subject to underwriting conditions, exclusions and deductibles, the Company maintains insurance coverage with recognized, licensed insurers against loss or damage to the Company’s assets, including losses as a result of unforeseen business interruptions. Property and business interruption insurance coverage is only available on a limited basis with respect to assets and property located in certain geographical areas, particularly Taiwan. A significant amount of the Company’s inventories are produced and stored in Taiwan, prior to delivery to ATI’s customers. Damage to the inventories held in Taiwan, as a result of a natural disaster or other cause, could result in a significant loss for which no insurance coverage would be available. In the event insurance coverage is not available or is subject to limits or significant deductibles or is denied in respect of any losses or claims, the Company’s business, financial condition and operating results could be adversely affected.

Manufacturing Yields

The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable production yields

28 of 89

from processing wafer. In addition, more complex manufacturing processes, such as the 0.13 micron design technology and 12 inch wafer technology which are in the process of being introduced in the industry, often initially result in lower and more unstable yields. As a consequence of ATI’s move to a COT manufacturing process, the Company bears the financial risks and benefits associated with product yields. As such, the Company’s profitability is significantly affected by the manufacturing yield that it achieves in the production of its component products. The inability of the Company, in cooperation with its wafer manufacturers, to achieve or maintain planned production yields could have an adverse effect on the Company’s business and operating results.

Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. Further, some ASIC defects cannot be identified until tested on a customer’s board design. The Company faces the risk of product recalls resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, the Company’s net revenues and profitability could be adversely affected. In addition, yield problems require cooperation by and communication between the Company and the manufacturer and sometimes the customer as well. The offshore location of the Company’s principal manufacturers compounds these risks, due to the increased effort and time required to identify, communicate and resolve manufacturing yield problems. Furthermore, there can be no assurance that the Company or its fabs will identify in a timely manner, fix and/or achieve acceptable manufacturing yields in the future. Failure to reach planned production yields over time could result in the Company not having sufficient product supply to meet demand and accordingly could adversely affect the Company’s operating results.

Transition to New Manufacturing Process Technologies

Process technology defines the minimum transistor size used to design semiconductors. The finer the process technology, the denser or the greater the number of transistors a chip designer is able to build into a semiconductor. ATI’s strategy is to use the most advanced process technology appropriate for its products and available from its fabs. The Company continually assesses the benefits of migrating to smaller geometry process technologies in order to improve performance and lower costs. However, the use of more advanced processes may have a greater risk of initial yield problems. The Company believes that the transition of its products to increasingly smaller geometries will be important to maintain its competitive position and intends to migrate to smaller micron technologies with its future products as these technologies become viable. Due to the inherent risk of transitioning to new technologies however, there can be no assurance that the Company will not experience reduced yields or delays in product delivery dates. Moreover, the Company is dependent on its third-party fabs to successfully migrate to new manufacturing processes (see “Reliance on Foundries and Other Third Party Manufacturers” above). Any such failure by the Company or its fabs could have an adverse effect on the Company’s business, financial condition and operating results.

Entrance into New Product Markets

ATI has recently developed graphics and integrated products for the emerging consumer electronic device market including PDAs, DTVs and colour cell phones. The Company expects the market for consumer electronic devices including DTVs to be significant. Although this is a relatively new market, competitors already exist who supply other components to this market and these and other manufacturers have stated their intention to supply graphics and multimedia components to ATI’s existing and potential customers. The delay in acceptance of DTV technology will provide further opportunities for competitors to enter this market. In addition, the telecommunications, cable and consumer electronics industries and their suppliers are undergoing a period of instability. ATI therefore expects that competition will increase

29 of 89

in this market. ATI’s ability to succeed in this market is subject to a number of uncertainties including acceptance of its products, developing new technologies sufficient to meet market demand, the need to develop customer relationships, different sales strategies and channels, new and different industry standards from those in the PC market and changing strategic alliances. There can be no assurance that ATI will be able to successfully compete in these new emerging markets. If ATI is unable to successfully introduce products in these new markets as they expand, the Company’s business, financial condition and operating results could be adversely affected.

Reliance on Industry Transitions

The PC industry is characterized by frequent new product introductions typically centred around hardware and software changes made by Intel and Microsoft®. For instance, new PCs are commonly introduced to coincide with new processor, chipset or memory products launched by Intel or new operating systems launched by Microsoft®. It is therefore increasingly important that the Company maintain its ability to introduce new products that take advantage of these industry transitions. In the past, these industry transitions have included the shift to the AGP standard, which is currently undergoing a further transition with the adoption of the new AGP 8X standard. Other improvements in graphics bus standards are expected in the future. The Company’s products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of these transitions and be priced competitively, otherwise, the Company may lose business as well as the opportunity to retain and obtain design wins until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could adversely affect the Company’s revenues. As well, there can be no assurance that the industry will continue to innovate or improve standards or that the industry will introduce these changes when expected or that the Company will be able to take advantage of these changes. In the event that such occurrences fail to materialize, the Company’s business and operating results could be adversely affected.

Legal Proceedings

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Please see “Narrative Description of the Business – Legal Proceedings and Regulatory Matters” for a description of class action proceedings in the United States and regulatory proceedings in Ontario against the Company. The industries in which the Company competes are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. There is a risk that the Company’s current or future products may infringe third-party intellectual property rights. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation, cause product shipment delays or stoppages or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. In the event that a third party were to sustain a valid claim against the Company or its customers and the Company was not able to procure a license to permit the continued use of the third party’s intellectual property, the Company’s operating results could be adversely affected. The Company may be required to pay damages or lost profits, modify its products, discontinue products and/or indemnify its customers.

Should any such claims or proceedings against the Company be successful, the business, financial condition and operating results of the Company may be adversely affected.

Reliance on Key Employees

The Company’s success is dependent on the performance and continued service of its executive officers and certain key employees. None of the Company’s officers or employees is bound by an employment contract nor does the Company have “key person” life insurance policies on any of its employees. Competition for high-level engineering, marketing, sales and executive personnel is intense, particularly in the technology sector. Declining common share prices and the limited number of common shares

30 of 89

available for issuance under the Company’s share option plan, make retention more difficult, particularly where prior share option grants are less valuable. Key employees may pursue equity opportunities elsewhere. Start-up companies generally offer larger equity opportunities to attract individuals from more established companies. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of certain key managers and executives or the failure to attract, hire and retain additional key employees could restrict the Company’s ability to develop new products or enhance existing products in a timely manner, sell products to its customers and potential customers, or manage its business effectively.

Government Regulation

Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions regulate the Company’s business. The Company’s board-level graphics accelerator products are required to meet the standards set by Industry Canada, the Federal Communications Commission in the United States and the European Economic Community in order to ensure that they do not interfere with the operation of other consumer electronics products. To date, compliance with the standards applicable to the Company’s products have not had a material impact on the Company’s operating results. Although, historically, the Company has not experienced any significant delays in meeting the standards applicable to its products, should such delays occur in the future, they could adversely affect the competitive and financial position of the Company.

Cyclical Nature of Industry

The PC and semiconductor industry historically has been characterized by rapid technological change, cyclical market patterns, significant average selling price erosion, fluctuating inventory levels, periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. The industry, including the market for graphics components, has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of average selling prices. Any future downturn in the industry may be severe or may have an adverse effect on the Company’s business and operating results. The Company may experience substantial period-to-period fluctuations in operating costs due to general industry conditions or other factors.

Adequate Supply of Components

Certain non-proprietary components such as memory, printed circuit boards and capacitors used in the manufacture of the Company’s products and by OEM’s in the manufacture of desktop and notebook PCs are currently available from only a limited number of sources and are often subject to rapid changes in price and availability. The Company’s inability to obtain these components from alternative sources, if required, could result in delays or reductions in product shipments, which could harm the Company’s operating results. In addition, increases in component costs may not be easily or quickly passed on to the Company’s customers. Any inability to manage fluctuations in component prices may adversely affect the Company’s gross margins and operating results.

Customer Relationships

Substantially all of the Company’s sales are made on the basis of purchase orders rather than long-term agreements. As a result, the Company may commit resources to the production of products without having received advance purchase commitments from customers. In particular, sale of the Company’s component products to customers other than OEMs are subject to volatility on a regular basis as demand is often unpredictable and is susceptible to price competition on a short-term basis.

31 of 89

Any inability to sell products to which the Company has devoted significant resources or the cancellation or deferral of product orders could result in excess inventory. This could result in future inventory write-downs, which could have an adverse effect on the Company’s profitability and restrict the Company’s ability to fund its operations. The Company recognizes revenue when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of shipment. Refusal by customers to accept shipped products, returns or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have an adverse effect on the Company’s operating results.

Future Acquisitions

The Company may pursue product or business acquisitions in order to complement or expand its business. However, the Company may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, the Company may not be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. The negotiation of potential acquisitions could divert management’s time and resources, and require significant resources to consummate. The process of combining the Company with another or integrating an acquired product may be disruptive to the business and may result in unforeseen operating difficulties and require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company’s existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to intangible assets, all of which could have an adverse effect on the Company’s financial condition and operating results.

Further, the Company may finance future acquisitions with additional indebtedness. The Company may be required to generate cash flow from operations to service that indebtedness and it may not generate sufficient cash flow to service that indebtedness. The Company may be required to refinance its indebtedness upon its maturity, and the Company may not be able to refinance its indebtedness at all or on acceptable terms. In addition, if the Company consummates one or more significant acquisitions through the issuance of common shares, holders of the Company’s common shares could suffer significant dilution of their ownership interests.

Foreign Currency Risks

The majority of the Company’s product sales are denominated in US dollars. To the extent that the Company’s products are purchased by ATI’s customers using currencies other than the US dollar, fluctuations in the exchange rate between the US dollar and the local currency can cause increases or decreases in the cost of the Company’s products in the local currency of such customers. An appreciation of the US dollar relative to the local currency could reduce sales of the Company’s products.

Third Party Development Tools

In the design and development of new products and product enhancements, the Company relies on third-party software development tools. While the Company currently is not dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, the Company has experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of the Company’s products. The design requirements necessary to meet consumer demands for more features and greater functionality from graphics products in the future may exceed the capabilities of the software development tools available to the Company. If the software development tools the Company uses become unavailable or fail to produce designs that meet consumer demands, the Company’s business could suffer.

32 of 89

International Operations

The Company maintains operations in a number of other countries including the United States, Ireland, Germany, Japan, Taiwan, Hong Kong, Malaysia and Barbados. In addition, a substantial portion of the Company’s products are manufactured, assembled and tested by independent third parties in the Asia Pacific region. The Company sells the majority of its products in the United States, Europe and the Asia Pacific region. Accordingly, the Company is subject to various geopolitical risks in connection with its international sales and operations. These risks include political and economic instability, changes in diplomatic and trade relationships, natural disasters and unexpected changes in legislative or regulatory requirements. These risks could result in an increase in the cost of components, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially adverse taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have an adverse effect on the Company’s revenues and operating results.

Legal Proceedings and Regulatory Matters

On December 16, 2002, the Company disclosed that staff of the Ontario Securities Commission (the “OSC”) had raised concerns regarding the timeliness of the Company’s announcement on May 24, 2000 of a shortfall in the Company’s revenues and earnings for the third quarter of its 2000 fiscal year. The Company also reported that it was aware that OSC staff had raised concerns about trading that took place prior to the announcement by certain Company insiders and others, including certain directors and officers. The board of directors of ATI designated Paul Russo, a director who joined the board of directors in January 2002, to conduct an independent review of the concerns raised by the OSC. Mr. Russo retained independent professional advisors to assist him in this review, including Mr. Peter Dey of Osler, Hoskin & Harcourt LLP, to act as a special advisor to Mr. Russo. On January 16, 2003, OSC staff filed a notice of hearing and statement of allegations in relation to the Company and others. The notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The notice also alleged that the Company made a misleading statement to OSC staff in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the notice. The notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act (Ontario). ATI cannot measure the extent to which the negative publicity and uncertainty relating to these proceedings are impacting ATI’s business and/or financial condition. The Company cannot currently predict with any certainty the extent of the impact that these proceedings will continue to have on ATI’s business due to the uncertainty of the timing and nature of their resolution or whether any fines or penalties will be imposed on the Company by the OSC that might have a material adverse effect on its business or financial condition. One of the remedies sought by OSC staff against the named individuals, including Mr. Ho, is a prohibition on acting as a director or officer of a public company. These proceedings may have a material adverse impact on the market price of the Company’s common shares and the ability of the Company to raise equity financing in the future or complete acquisitions involving the issuance of common shares of the Company as all or a portion of the purchase price.

In May and June 2001, certain holders of the Company’s securities commenced four class action lawsuits in the United States District Court for the Eastern District of Pennsylvania (the “Court”) alleging that the Company and certain of its directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to the business operations, prospects and financial conditions of the Company. These lawsuits were filed on behalf of shareholders who acquired the Company’s common shares between January 13, 2000 and May 24, 2000. The plaintiffs seek compensatory and punitive damages in each of the class actions. The Court consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. On

33 of 89

July 23, 2002, the Court granted in part and denied in part the defendants’ motion to dismiss the consolidated amended complaint, and the parties thereafter engaged in fact discovery concerning the claims remaining in the lawsuit. On November 1, 2002, the Court granted the plaintiffs’ motion for class certification and certified a class of all persons or entities who purchased the common shares of the Company on the Nasdaq National Market during the period of January 13, 2000 through May 24, 2000. Following a Court-ordered mediation, the parties reached an agreement in principle providing for the full and complete settlement of all claims asserted in the consolidated lawsuits. Final settlement of the consolidated lawsuit is contingent on the execution of a stipulation of settlement between the parties and the approval of the Court after a notice period.

ITEM 4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize selected financial information for the Company on a consolidated basis during the last three fiscal years.

Summarized Financial Statement Data
(Thousands of U.S. dollars, except per share amounts)

		Years ended August 31
	2002	2001	2000

Statement of Operations Data
Revenues	$1,021,722	$1,037,809	$1,283,065
Cost of goods sold	686,210	797,096	1,045,508

Gross margin	335,512	240,713	237,557

Expenses
Selling and marketing	78,069	75,541	86,529
Research and development	164,609	149,465	130,570
Administrative	35,662	37,261	31,918
Amortization of intangible assets	97,501	114,507	56,709

	375,841	376,774	305,726

Loss from operations	(40,329)	(136,061)	(68,169)
Interest and other income	732	64,131	15,225
Interest expense	(659)	(1,180)	(104)

Loss before income taxes	(40,256)	(73,110)	(53,048)
Income taxes (recovery)	7,209	(18,905)	16,286

Loss for the year	$(47,465)	$(54,205)	$(69,334)

Loss per share
Basic	$(0.20)	$(0.23)	$(0.32)
Fully diluted	$(0.20)	$(0.23)	$(0.32)
Balance Sheet Data
Working capital	$361,653	$323,560	$291,086
Capital assets	95,838	71,487	61,320
Total assets	915,055	848,890	1,015,011
Total long-term debt	15,798[1]	-	-
Shareholders' equity	647,027	681,635	765,274

1 Comprised of obligation under capital lease.

34 of 89

Dividend Policy

The Company has neither declared nor paid any cash dividends to date on its outstanding shares. The Company intends to retain its future earnings to finance the development of its business and, accordingly, does not anticipate paying any cash dividends on its common shares in the foreseeable future.

ITEM 5.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Operating Results and Financial Position included in the Company’s 2002 Annual Report on pages 17 to 33 is incorporated herein by reference. Since the date of the Company’s 2002 Annual Report, the Company has indicated that it does not expect to approach margins in its target range of 32 – 35% until the fourth quarter of fiscal 2003.

ITEM 6.	MARKET FOR SECURITIES

The Company’s common shares are listed on The Toronto Stock Exchange under the symbol “ATY” and The NASDAQ Stock Market under the symbol “ATYT”.

ITEM 7.	DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Company and principal occupation of each of the directors and corporate officers of ATI as at January 17, 2003. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

Directors

Name and Municipality of Residence	Position Held in the Company	Director Since	Principal Occupation
JAMES D. FLECK (1) (2) Toronto, Ontario	Director	1995	Chairman, Fleck Management Services Inc.
PAUL D. FOX (1) (2) Uxbridge, Ontario	Director	1993	Barrister and Solicitor
K.Y. HO Toronto, Ontario	Chairman, Chief Executive Officer and Director	1986	Officer of ATI
ALAN D. HORN (1) (2) (3) Toronto, Ontario	Director	1993	Vice President, Finance and Chief Financial Officer, Rogers Communications Inc.
DR. PAUL RUSSO (1) Los Altos Hills, California	Director	2002	Chairman, President and Chief Executive Officer, Silicon Optix Inc.

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Mr. Horn would be considered a “financial expert” as defined under the United States Sarbanes-Oxley Act of 2002 and the rules of the United States Securities and Exchange Commission.

ATI does not have an executive committee. During the past five years, all of the directors of the Company have held their principal business affiliations as noted opposite their respective names except that prior to April 2000, Dr. Russo was the Chief Executive Officer of Genesis Microchip Inc.

35 of 89

Corporate Officers

Name and Municipality of Residence	Position Held in the Company	Principal Occupation
K.Y. HO Toronto, Ontario	Chairman and Chief Executive Officer	Officer of ATI
DAVID ORTON Los Altos, California	President and Chief Operating Officer	Officer of ATI
TERRY NICKERSON Mississauga, Ontario	Senior Vice President, Finance and Chief Financial Officer	Officer of ATI
ADRIAN HARTOG Toronto, Ontario	Senior Vice President and General Manager, Consumer Business Unit and Chief Technology Officer	Officer of ATI
RICK BERGMAN San Jose, California	Senior Vice President and General Manager, Desktop Business Unit	Officer of ATI
PHIL EISLER Toronto, Ontario	Vice President and General Manager, Integrated and Mobile Products Business Unit	Officer of ATI
GIL CHRISTIE Thornhill, Ontario	Vice President, Board Operations	Officer of ATI
HENRY QUAN Woodbridge, Ontario	Vice President, Corporate Development	Officer of ATI
JIM SETO Richmond Hill, Ontario	Vice President, ASIC Operations	Officer of ATI
LOUISE CRAGG Toronto, Ontario	Vice President, Information Technology	Officer of ATI
MICHEL CADIEUX Aurora, Ontario	Vice President, Human Resources	Officer of ATI
RAYMOND LI Toronto, Ontario	Vice President, Hardware Engineering	Officer of ATI
BENJAMIN BAR-HAIM Richmond Hill, Ontario	Vice President, Software Engineering	Officer of ATI
BRYAN ROBB Toronto, Ontario	Vice President and General Counsel	Officer of ATI
DEAN BLAIN Toronto, Ontario	Corporate Secretary	Solicitor

During the past five years, all of the corporate officers of the Company have held the positions noted opposite their respective names or other senior positions with the Company except:

•	David Orton who, prior to April 2000, was President and Chief Executive Officer, ArtX, Inc. and prior to May 1999, was Senior Vice President and General Manager, Visual Computing and Scalable Systems, Silicon Graphics Inc.

36 of 89

•	Terry Nickerson who, prior to November 2000, was Vice President, AGD Division, Stackpole Limited; prior to December 1998, was Vice President Finance and Chief Financial Officer, Stackpole Limited; and prior to April 1998, was Executive Vice President, Rathon Inc., a subsidiary of Molson, Inc.

•	Michel Cadieux who, prior to September 2000, was Vice President, Human Resources, at Telemedia Communications Inc. and, prior to January 1998, was Vice President, Human Resources, at ING Bank of Canada.

•	Gil Christie who, prior to April 1999, was Director of Operations, Digital Equipment of Canada.

•	Louise Cragg who, prior to September 2000, was Vice President, Information Technology, Cara Restaurant Operations and, prior to July 1998, was Vice President, Information Systems and Technology, Tibett & Britten.

•	Benjamin Bar-Haim who, prior to January 2001, was President of Array Systems Computing Inc.

•	Rick Bergman who, prior to January 2001, was Chief Operating Officer of S3 Graphics, a division of SONICblue Inc.

•	Bryan Robb who, prior to March 2001, was Vice President, Corporate Affairs and General Counsel of Cedara Software Corp.

As at December 31, 2002, the directors and senior officers of ATI as a group beneficially owned, directly or indirectly, or exercised control or direction over 6,946,483 common shares, representing approximately 2.9% of the outstanding common shares of the Company. The information as to shares owned indirectly or over which control or direction are exercised by the directors and officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

The success of the Company is dependent on the services of a number of members of senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s operations and business prospects.

37 of 89

ITEM 8.	ADDITIONAL INFORMATION

Annual Report and Management Information Circular

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities and interests of insiders in material transactions is contained, where applicable, in the Company’s Management Information Circular dated December 20, 2002 (“2002 Circular”). Additional financial information is provided in the Company’s Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the 2002 Annual Report.

Copies of ATI’s 2002 Annual Report, 2002 Circular and of this Annual Information Form may be obtained upon request from the Corporate Secretary or the Investor Relations Department of the Company.

At any time while the securities of the Company are in the course of a distribution, the Corporate Secretary of the Company will provide any person, upon request, with a copy of (i) this Annual Information Form; (ii) the Company’s most recent annual report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the final short form prospectus filed in connection with such distribution of securities.

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2002, 237,117,420 common shares and no preferred shares were issued and outstanding. The material provisions of the common shares and the preferred shares are summarized below.

Common Shares

The common shares entitle the holders thereof to one vote per share at all meetings of shareholders of the Company, except meetings at which only the holders of another class or series of shares are entitled to vote and, subject to the prior rights of the holders of the preferred shares, to receive any dividends declared by the board of directors of the Company and the remaining property of the Company upon dissolution.

Preferred Shares

The preferred shares are issuable in one or more series. Subject to the Company’s articles, the board of directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. The preferred shares rank prior to the common shares of the Company with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares are entitled by law to vote as a class, the holders of preferred shares will not be entitled to vote at meetings of shareholders unless, with respect to any series of preferred shares, the payment of dividends is in arrears. The holders of the preferred shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class of shares ranking in priority to or on a parity with the preferred shares, to effect an exchange or a reclassification or cancellation of the preferred shares or to

38 of 89

increase the maximum number of authorized shares of a class ranking in priority to or on a parity with the preferred shares.

Share Option Plans

ATI has established a Share Option Plan (the “Option Plan”) for the benefit of directors, officers and employees of ATI. Subject to the requirements of the Option Plan, the board of directors has the authority to select those individuals to whom options will be granted and the number of options to be granted to each individual. The exercise price for purchasing common shares upon exercise of options granted under the Option Plan is determined as the weighted average of the trading prices for common shares on the Toronto Stock Exchange or the Nasdaq National Market for the five trading days preceding the date on which the board of directors determines that the grant of the option is to be effective. The options are not transferable. Each option, unless sooner terminated pursuant to the provisions of the Option Plan, expires on the date determined by the board of directors, which date cannot be later than ten years from the date the option was granted.

The aggregate number of common shares that are available for issuance under the Option Plan, or pursuant to other share compensation arrangements established by ATI, is limited to 38,000,000 common shares. The aggregate number of common shares which may be reserved for issuance to any one person cannot exceed 5% of the common shares issued and outstanding. In addition, the number of common shares which may be reserved for issuance and which may be issued within a one year period pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other compensation arrangements established by ATI is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one year period. Furthermore, the number of common shares which may be issued within a one year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one year period.

As at December 31, 2002, options to purchase an aggregate of 29,052,238 common shares were outstanding, which have been granted by ATI to directors, officers and employees under the Option Plan. Of such options, options to purchase an aggregate of 2,831,211 common shares have been granted to fifteen officers of ATI at exercise prices ranging from Cdn.$4.35 to Cdn.$21.25 and having terms expiring from May 2003 to July 2009. Options to purchase an aggregate of 645,000 common shares have been granted to four directors of ATI who are not also officers at exercise prices ranging from Cdn.$4.37 to Cdn.$23.37 and having terms expiring from January 2003 to February 2009. Options to purchase an aggregate of 25,576,027 common shares have been granted to employees of ATI other than officers and directors at exercise prices ranging from Cdn.$4.37 to Cdn.$23.37 and having terms expiring from January 2003 to December 2009.

When ATI acquired ArtX, ATI assumed all options outstanding under ArtX’s 1997 Equity Incentive Plan (the “ArtX Plan”). Each option assumed by ATI is exercisable upon the same terms and conditions (including vesting provisions) as under the ArtX Plan and the applicable option agreement issued thereunder, except that each option is exercisable for common shares of ATI and the number of shares and the exercise price have been adjusted to reflect the exchange ratio for the acquisition. At the time of the acquisition, an aggregate of 7,006,649 common shares of ATI were issuable pursuant to these previously issued ArtX options. In general, options granted under the ArtX Plan vested immediately or within specified time periods or pursuant to specified events as determined by the board of directors of ArtX. Most options granted under the ArtX Plan vested over a 50-month period and expired by the tenth anniversary of the date of grant. No additional options will be issued pursuant to the ArtX Plan.

39 of 89

As at December 31, 2002, under the ArtX Plan, options to purchase an aggregate of 3,336,536 common shares of ATI were outstanding, which had been granted by ArtX to directors, officers, employees and consultants of ArtX. Of such options, options to purchase an aggregate of 281,862 common shares of ATI are held by persons who are now officers of ATI at an exercise price of $0.34 and expiring in December 2009. Options to purchase an aggregate of 3,054,674 common shares of ATI are held by persons who are now employees of ATI at exercise prices ranging from $0.09 to $0.93 and having terms expiring from April 2008 to March 2010.

Employee Share Purchase Plan

The Company has established an Employee Share Purchase Plan (the “Purchase Plan”) for the benefit of fulltime employees of the Company. Under the Purchase Plan, employees are entitled to purchase common shares through payroll deductions by contributing up to 10% of his or her annual compensation to the Purchase Plan each year. Under the Purchase Plan, common shares are purchased on the open market by the plan administrator. The Company contributes $1.50 to the Purchase Plan for every $9.00 contributed by employees and pays brokerage and administration charges in connection with the purchase of the common shares under the Purchase Plan.

40 of 89

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

        ATI Technologies Inc. (the “Registrant”) hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40–F arises, or to transactions in said securities.

B.    Consent to Service of Process

        The Registrant previously has filed with the SEC a Form F-X in connection with the Common Shares.

41 of 89

DISCLOSURE CONTROLS AND PROCEDURES

        Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Act of 1934). Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. There were no significant changes in the Registrant’s internal controls or in other factors that could significantly affect the Registrant’s disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Registrant’s internal controls. As a result, no corrective actions were required or undertaken. However, as recommended by the Securities and Exchange Commission (the “SEC”) in its adopting release, we will continue to periodically evaluate our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

42 of 89

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40–F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.
/s/ Dave Orton

Dave Orton
President and Chief Operating Officer

Date: January 17, 2003

43 of 89

CERTIFICATION PURSUANT TO EXCHANGE ACT RULE 13a-14

                 I, K.Y. Ho, Chairman and Chief Executive Officer of ATI Technologies Inc. (“ATI”) certify that:

        1.       I have reviewed this annual report on Form 40-F of ATI Technologies Inc.;

        2.       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of ATI as of, and for, the periods presented in this annual report;

        4.       ATI’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for ATI and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to ATI, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of ATI’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.       ATI’s other certifying officer and I have disclosed, based on our most recent evaluation, to ATI’s auditors and the audit committee of ATI’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect ATI’s ability to record, process, summarize and report financial data and have identified for ATI’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in ATI’s internal controls; and

44 of 89

         6.      ATI’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 17, 2003

By: /s/ K.Y. Ho

Name: K.Y. Ho
Title: Chairman and Chief Executive Officer

45 of 89

CERTIFICATION PURSUANT TO EXCHANGE ACT RULE 13a-14

                 I, Terry Nickerson, Senior Vice President, Finance and Chief Financial Officer of ATI Technologies Inc. (“ATI”) certify that:

        1.       I have reviewed this annual report on Form 40-F of ATI Technologies Inc.;

        2.       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of ATI as of, and for, the periods presented in this annual report;

        4.       ATI’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for ATI and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to ATI, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of ATI’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.       ATI’s other certifying officer and I have disclosed, based on our most recent evaluation, to ATI’s auditors and the audit committee of ATI’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect ATI’s ability to record, process, summarize and report financial data and have identified for ATI’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in ATI’s internal controls; and

46 of 89

        6.       ATI’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 17, 2003

By: /s/ Terry Nickerson

Name: Terry Nickerson
Title: Senior Vice President, Finance and Chief Financial Officer

47 of 89

EXHIBIT INDEX

		Sequential Page No.

1.	Comparative consolidated financial statements for the year ended August 31, 2002, together with the auditors' report thereon	48
2.	Management's Discussion and Analysis of Operating Results and Financial Position	72
3.	Consent of auditors - KPMG LLP dated January 17, 2003.	89

EXHIBIT 1

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in this annual report. The Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of the Consolidated Financial Statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this annual report is consistent with the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The Consolidated Financial Statements were reviewed by the Audit Committee and approved by the Board of Directors.

The financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

K.Y. Ho (signed)	David E. Orton (signed)	Terry Nickerson (signed)
Chairman and CEO	President and COO	Senior Vice President and CFO
September 25, 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Toronto, Canada
September 25, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

CONSOLIDATED BALANCE SHEETS

August 31 (in thousands of U.S. dollars)	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 187,126	$ 171,455
Short-term investments	49,801	45,000
Accounts receivable	164,259	134,852
Inventories (note 3)	175,348	98,970
Prepayments and sundry receivables	21,131	20,704
Future income taxes (note 11)	3,630	4,658
Total current assets	601,295	475,639
Capital assets (note 4)	95,838	71,487
Intangible assets (note 6)	209,673	285,869
Long-term investments (note 7)	7,405	11,008
Future income taxes (note 11)	844	4,887
	$ 915,055	$ 848,890
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 15)	$ 12,015	$ 8,749
Accounts payable	172,093	79,719
Accrued liabilities	51,087	48,965
Deferred revenue	250	354
Income taxes payable	170	9,573
Current portion of obligation under capital lease (note 9)	568	–
Future income taxes (note 11)	3,459	4,719
Total current liabilities	239,642	152,079
Obligation under capital lease (note 9)	15,798	–
Future income taxes (note 11)	12,588	15,176
Shareholders' equity (note 10):		
Share capital		
Authorized:		
Unlimited preferred shares		
Unlimited common shares		
Issued and outstanding:		
236,870,685 common shares (2001 – 232,118,674)	561,477	551,217
Contributed surplus	4,630	2,033
Retained earnings	72,646	120,111
Currency translation adjustments	8,274	8,274
Total shareholders' equity	647,027	681,635
	$ 915,055	$ 848,890

Commitments and contingencies (notes 14 and 19)

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board:
K.Y. Ho (signed) Director	Paul Fox (signed) Director

CONSOLIDATED STATEMENTS OF CASHFLOWS

Years ended August 31 (in thousands of U.S. dollars)	2002	2001	2000
CASH PROVIDED BY (USED IN):			
Operating activities:			
Loss for the year	$ (47,465)	$ (54,205)	$ (69,334)
Items which do not involve cash:			
Amortization of intangible assets	97,501	114,507	56,709
Future income taxes	1,223	(18,430)	4,700
Depreciation	22,921	20,955	17,769
Loss (gain) on long-term investments, net	3,355	(61,216)	(10,666)
Foreign exchange loss	620	431	140
Change in non-cash operating working capital:			
Accounts receivable	(29,362)	45,543	(1,317)
Inventories	(76,378)	143,728	(48,265)
Prepayments and sundry receivables	(3)	12,487	(13,549)
Accounts payable	91,916	(104,189)	77,567
Accrued liabilities	2,121	500	(4,923)
Deferred revenue	(104)	(3,304)	(841)
Income taxes payable	(9,403)	5,136	(25,841)
	56,942	101,943	(17,851)
Financing activities:			
Increase in bank indebtedness	3,266	8,749	–
Principal payment under capital lease obligation	(312)	–	–
Issue of common shares	12,495	4,687	12,733
Repayment of share purchase loans	362	–	–
Common shares repurchased for cancellation	–	–	(6,929)
	15,811	13,436	5,804
Investing activities:			
Purchase of short-term investments	(54,233)	(45,000)	(4,403)
Maturity of short-term investments	49,584	4,403	10,000
Additions to capital assets	(30,111)	(31,091)	(25,659)
Investment in other assets	–	(2,500)	(4,413)
Proceeds from sale of long-term investments	–	65,061	15,273
Acquisitions, net of cash acquired (note 5)	(22,118)	(9,201)	10,757
	(56,878)	(18,328)	1,555
Foreign exchange loss on cash held in foreign currency	(204)	(431)	(140)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,671	96,620	(10,632)
CASH AND CASH EQUIVALENTS, beginning of year	171,455	74,835	85,467
CASH AND CASH EQUIVALENTS, end of year	187,126	171,455	74,835
Short-term investments	49,801	45,000	4,403
CASH POSITION, end of year	$ 236,927	$ 216,455	$ 79,238

Supplemental disclosure of cash flow information (note 16).

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2002, 2001, and 2000 (tabular amounts in thousands of U.S. dollars, except per share amounts)

THE PRINCIPAL BUSINESS ACTIVITIES OF ATI TECHNOLOGIES INC. (THE “COMPANY”) ARE THE DESIGN, MANUFACTURE AND SALE OF 3D GRAPHICS AND DIGITAL MEDIA SILICON SOLUTIONS. THE COMPANY MARKETS ITS PRODUCTS TO ORIGINAL EQUIPMENT MANUFACTURERS, SYSTEM BUILDERS, DISTRIBUTORS AND RETAILERS PRIMARILY IN NORTH AMERICA, EUROPE AND ASIA-PACIFIC.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

These Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 17.

(b) Principles of consolidation:

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries as well as the Company’s 50% ownership in a joint venture to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments:

Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more from the acquisition date, which are carried at cost, which approximates their fair values; and (ii) publicly traded common stock which is held for sale and which is carried at the lower of cost or market. The market value of the publicly traded common stock was approximately $0.2 million at August 31, 2002 (2001 – nil).

(d) Inventories:

Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets:

Capital assets are recorded at cost, net of related investment tax credits, and are depreciated as follows:

The Company regularly reviews the carrying value of its capital assets. If the carrying value of its capital assets exceeds the estimated amount recoverable, the Company measures the amount of the impairment based on discounted expected future cash flows and charges such impairment to the consolidated statements of operations and retained earnings.

(f) Intangible assets:

Intangible assets are recorded at cost and are amortized on a straight-line basis as follows:

The Company regularly evaluates the carrying value of its intangible assets for potential permanent impairment. Should there be a permanent impairment in the value of the intangible assets, the Company measures the amount of the impairment based on discounted expected future cash flows and charges such impairment to the consolidated statements of operations and retained earnings.

Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized but will be tested for impairment annually (note 1(p)).

(g) Long-term investments:

Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the writedown based on the fair value of the shares of the investees and charges such writedown to the consolidated statements of operations and retained earnings.

(h) Revenue recognition:

Revenue is recognized when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at time of shipment. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

For all sales, the Company uses a binding purchase order and in certain cases uses a contractual agreement as evidence of an arrangement. The Company considers delivery to occur upon shipment provided title and risk of loss have passed to the customer. At the point of sale, the Company assesses whether the selling price is fixed and determinable and whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

(i) Deferred revenue:

The Company enters into service contracts with customers that can extend beyond a one-year time frame. Project revenue is realized on the percentage of completion method, based on specific contract milestones when available and when the milestones are met. Where these milestones are not available, the Company recognizes revenue using the projected overall contract expenditures as a proxy for progress against the contract objectives.

(j) Foreign currency translation:

The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(k) Research and development expenditures:

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

(l) Income taxes:

Effective September 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax attributable to the temporary differences between the carrying amounts and respective tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the substantive enactment date. To the extent the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

The cumulative effect of adopting the new standard, as of September 1, 2000, resulted in a decrease in intangible assets of $6.0 million, an increase in net future tax liability of $19.6 million and a decrease in opening retained earnings of $25.6 million.

As a result of adopting the new accounting rules in fiscal 2001, an income tax recovery of $16.3 million was recorded. This recovery resulted from the realization of the future tax liability associated with intangible assets, other than goodwill, related to the Company’s acquisitions.

As permitted under the new standard, financial statements for fiscal 2000 were not restated; however, the effect was applied retroactively as an adjustment to 2001 opening retained earnings.

(m) Loss for the year per share:

Basic loss per share has been calculated by dividing loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

(n) Stock options:

The Company has share option plans, which are described in note 10. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(o) Use of estimates:

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns. Actual results could differ from those estimates.

(p) Change in accounting policies:

During the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3500, “Earnings Per Share,” under which the Company is required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation that is consistent with U.S. GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

In September 2001, the CICA issued Handbook Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning September 1, 2002, the Company will discontinue the amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the units’ carrying amounts. To the extent a reporting unit’s carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of September 1, 2002.

As of August 31, 2002, the Company has unamortized goodwill of $187.8 million and unamortized intangible assets of $21.9 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $83.5 million for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements beyond discontinuing goodwill amortization.

2. FINANCIAL INSTRUMENTS:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, system builders, distributors and retailers in the personal computer industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the Company has a 50% ownership, entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. At closing of the expected future mortgage, this hedging instrument will be recognized as a yield adjustment to the interest expense, over the life of the mortgage.

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables, bank indebtedness, accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments. The fair value of obligation under capital lease approximates its carrying value.

3. INVENTORIES:

At August 31, 2002, the Company had non-cancellable inventory purchase commitments totaling $16.6 million.

4. CAPITAL ASSETS:

Building-in-progress of $13.5 million at August 31, 2001 represents the Company’s 50% share of cost incurred by a joint venture to construct a new building facility (note 15). The building-in-progress additions include $0.29 million of capitalized interest cost at August 31, 2001. In April 2002, the building was completed and the aggregate amount of building-in-progress and land were transferred to building under capital lease (note 15).

Depreciation expense related to capital assets amounted to $22.9 million in fiscal 2002 (2001 – $21.0 million; 2000 – $17.8 million).

5. ACQUISITIONS:

(a) Acquisition of NxtWave Communications Inc.:

On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

(b) Acquisition of FGL Graphics:

On March 30, 2001, the Company acquired FGL Graphics, the professional graphics division of SONICblue Ltd. FGL Graphics, which develops and markets the FIREGL™ brand of OpenGL®-based graphics accelerators is a provider of solutions of NT and Linux workstation markets. The acquisition was accounted for using the purchase method, whereby the results of operations of FGL Graphics have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the assets acquired were as follows:

Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration up to $7.3 million in cash, contingent upon FGL Graphics achieving certain future performance targets from the closing date to December 31, 2001. The entire amount of this $7.3 million was subsequently earned and allocated to core technology (2002 – $2.1 million; 2001 – $5.2 million).

The core technology is being amortized on a straight-line basis over a two-year period.

(c) Acquisition of ArtX, Inc.:

On April 4, 2000, the Company acquired all of the issued and outstanding shares and options of ArtX, Inc. (“ArtX”), a privately held company based in Palo Alto, California, which designs and develops graphics solutions for high-performance personal computers and e-appliances. The acquisition has been accounted for by the purchase method, whereby the results of operations of ArtX are included in the Company’s results from the date of acquisition. The acquisition resulted in the issue of approximately 21.5 million common shares and 7 million options (note 10).

The fair values of the net assets acquired and the consideration issued were as follows:

Purchased in-process research and development was charged to operations on a straight-line basis over a one-year period. Workforce represents the replacement value of the assembled workforce at the time of acquisition, core technology represents the value of proprietary “know-how” as of the acquisition date and goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets acquired. Core technology, workforce and goodwill are being amortized on a straight-line basis over a period of five years.

As part of the acquisition of ArtX, the Company entered into a Performance Agreement with the former shareholders of ArtX. The Performance Agreement required ArtX to achieve a specified future contract design win within two years from the closing date of the acquisition, April 4, 2000. The performance requirement was not met and, accordingly, no additional purchase price consideration was recorded.

6. INTANGIBLE ASSETS:

The net book values of the intangible assets acquired related to NxtWave, FGL Graphics, ArtX (note 5) and Chromatic Research Inc. (“Chromatic”) are as follows:

Amortization expense related to intangible assets amounted to $97.5 million in fiscal 2002 (2001 – $114.5 million; 2000 – $56.7 million).

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, the Company wrote off the remaining balances of the core technology and goodwill of Chromatic totaling $4.8 million, and $4.2 million of core technology and $6.4 million goodwill related to ArtX.

Effective September 1, 2000, the Company adopted the asset and liability method of accounting for income taxes, which resulted in the recognition of a tax asset for loss carryforwards of $1.4 million and $4.6 million for ArtX and Chromatic, respectively, with corresponding reductions of goodwill originally recorded upon acquisition.

During fiscal 2001, the $4.5 million balance of the intangible assets related to the workforce of Chromatic was fully written off due to a higher than anticipated turnover rate of the Chromatic employees.

7. LONG-TERM INVESTMENTS:

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 0.1% to 4.0%.

During fiscal 2002, the Company disposed of a certain long-term investment and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect the other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes.

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. (“SiByte”) by Broadcom in the preceding fiscal year. The Company then wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

During fiscal 2001, the Company wrote down the value of certain of its long-term investments by an aggregate of $2.1 million to reflect the other than temporary decline in their value.

During fiscal 2001, the Company exchanged all of its share investment in SiByte for 494,295 shares of Broadcom as a result of the purchase of SiByte by Broadcom. The Company later sold its shares of Broadcom, realizing a gain of approximately $54.9 million. In addition, the Company earned an additional 250,701 shares of Broadcom, valued at $8.5 million, during fiscal 2001 as a result of the achievement of certain performance targets by SiByte pursuant to the terms of the purchase agreement.

For the year ended August 31, 2000, the Company realized gains of approximately $10.7 million from the sale of long-term investments.

Gains and losses from long-term investments are included in interest and other income in the consolidated statements of operations and retained earnings.

As at August 31, 2002, the fair value of the long-term investments for which quoted market value is available was approximately $5.9 million (2001 – $10.6 million). The carrying value at August 31, 2002 was $5.9 million.

8. BANK CREDIT FACILITIES:

At August 31, 2002, the Company had available bank credit facilities of $101 million (2001 – $98 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate or the LIBOR rate. At August 31, 2002 and 2001, there were no borrowings outstanding under these facilities.

Commitment fees in 2002 were $15,000.

9. CAPITAL LEASE:

During the third quarter of fiscal 2002, the Company entered into a lease agreement for the new building facility located in Markham, Ontario with the joint venture in which it has 50% ownership. The lease is recorded as a capital lease. The building under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is provided using the straight-line method over a period of 15 years.

The Company’s obligation under this capital lease owed to the third party venturer is as follows:

Interest of $0.43 million relating to the capital lease obligation has been included in interest expense for fiscal 2002.

10. SHAREHOLDERS’ EQUITY:

(a) Common shares issued and outstanding:

(b) Preferred shares:

An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans:

The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 38,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5%, and in respect of insiders of the Company, may not exceed 10% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

When the Company acquired ArtX, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of directors, officers, employees and consultants. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options (“NQSO”).

In general, options granted under the ArtX Plan vest immediately or within specified times or events as determined by the Board of Directors, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10% of the total combined voting power of all classes of stock (10% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors at exercise prices determined as no less than 85% of the fair market value of the shares on the date of grant, provided that the exercise price of an ISO will not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10% shareholder is no less than 110% of the fair market value of the shares on the date of grant.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

As at August 31, 2002, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

As at August 31, 2002, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2002, 1,129,930 options relating to the ArtX Plan were exercised at a weighted average price of $0.26 and 134,200 options were cancelled at a weighted average price of $0.39.

Under an incentive plan entered into in June 2002, the Company has provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which is conditional upon the Company entering into a specified business arrangement with a third party by April 2003. The cash portion of the incentive consists of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan the employees were granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share and which are only exercisable in the event the Company is successful in entering into the arrangement. The intrinsic value, if any, of the shares and the cash consideration payable will be expensed for accounting purposes as the employees earn the amounts.

(d) Contributed surplus:

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

11. INCOME TAXES:

Loss before income taxes consists of the following:

The income tax expense (recovery) consists of the following:

The following is a summary of the components of the future assets and liabilities:

Income tax expense in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

Canadian income taxes were not provided for on undistributed earnings for certain non-Canadian subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside Canada.

As at August 31, 2002, the Company had $130.6 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. A portion of these losses have an indefinite carryforward period whereas the remainder will begin to expire commencing in 2008.

12. LOSS PER SHARE:

As at August 31, 2002, options to purchase 32,813,005 (2001 – 29,109,372; 2000 – 24,823,960) shares of common stock with a weighted average exercise price of $7.18 (2001 – $5.37; 2000 – $5.77) were outstanding but were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.

The performance shares relating to the acquisition of ArtX (note 5), consisting of 4,071,661 common shares with a weighted average exercise price of $14.58, were not included in the calculation of diluted earnings per share for the years ended August 31, 2001 and 2000 because the Company had a net loss for those years and to do so would have been antidilutive. These shares expired in 2002 and therefore have no impact on earnings per share.

13. SEGMENTED INFORMATION:

The Company operates one operating segment, that being the design, manufacture and sale of graphic and multimedia products for personal computers and consumer electronic devices.

At August 31, 2002, one customer accounted for 13% and another customer accounted for 11% of the Company’s consolidated accounts receivable balance (2001 – 17% and 10%). In fiscal 2002, one customer accounted for 21% of the Company’s consolidated revenues (2001 – one customer accounted for 20%; 2000 – one customer accounted for 13%).

14. COMMITMENTS:

The Company is committed to the following minimum payments related to office premises and license and royalty agreements:

15. JOINT VENTURE:

In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed in April 2002. The completed cost of this facility amounted to $33.3 million. Subsequent to August 31, 2002, the joint venture obtained a mortgage from a lender, on the building facility, secured by the underlying asset (note 20).

The following amounts represent the Company’s proportionate interest in the joint venture:

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract is a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provides for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’ acceptances. The Company and the other joint venture partners are guarantors of the credit facility. As of the maturity date, the Company’s proportionate share of the loss of the swap amounted to $1.4 million, which will be amortized and charged to the consolidated statements of operations and retained earnings, over the term of the mortgage.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

During the year, the Company acquired $16.3 million of capital assets by means of capital lease.

17. UNITED STATES ACCOUNTING PRINCIPLES:

(a) The following table reconciles the loss for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated loss for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

(i) Under Canadian GAAP, purchased in-process R&D is amortized over its estimated useful life and asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D acquired by the Company is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is currently no equivalent requirement. The comparative figures for the year ended August 31, 2001 have been restated to include the impact of this difference between Canadian and U.S. GAAP.

(iv) The Company accounts for its share options under Canadian GAAP. In the Company’s circumstances the share options are not materially different from the amounts that would be determined under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Accordingly, no compensation expense for its share option plans has been recognized or recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2002, 2001 and 2000. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s loss and loss per share would have been reported as the pro forma amounts indicated in the table below:

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2002, 2001 and 2000 were $9.15, $1.92 and $2.62 per share option, respectively.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option-pricing model with the following assumptions:

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, the income tax benefit is treated as a reduction to the income tax provision if compensation costs are not recorded.

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:

(1) As at August 31, 2002, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $7.9 million (2001 – $14.0 million).

(2) As at August 31, 2002, none of the accruals exceed 5% of total consolidated current liabilities (2001 – nil).

(3) For the year ended August 31, 2002, the net foreign exchange loss was approximately $0.4 million (2001 – $1.9 million; 2000 – $0.2 million).

(iii) Comprehensive income:

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive loss and its components:

(1) U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gains and losses reflected in shareholders’ equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.

(2) During fiscal 2001, CVRH, the joint venture in which the Company has 50% ownership, entered into an interest rate swap contract (note 15) which was designated as a cash flow hedge for the interest rate risk applicable to its expected future mortgage requirement. Under Canadian GAAP, the hedging instrument is treated as an off-balance sheet item until it closes. Under U.S. GAAP, hedging instruments must be measured at fair value. The gain or loss arising from changes in fair value of the interest rate swap contract is recognized in other comprehensive income to the extent it is effective; the ineffective portion, if any, is reported in earnings currently.

18. PENDING ACCOUNTING STANDARDS:

(a) Stock-based compensation and other stock-based payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company’s fiscal year beginning September 1, 2002 for awards granted on or after that date.

(b) Foreign currency translation and hedging relationships:

CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline No. 13 (“AcG-13”), which establishes criteria for hedge accounting effective for the Company’s 2004 fiscal year.

19. LITIGATION:

In May and June 2001, certain holders of the Company’s securities commenced four class actions in the United States District Court for the Eastern District of Pennsylvania alleging that the Company and certain of its directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to the business operations, prospects and financial conditions of the Company. These lawsuits were filed on behalf of shareholders who acquired the Company’s common shares between January 13, 2000 and May 24, 2000. The plaintiffs seek compensatory and punitive damages in each of the class actions. The Court has consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. The Company and named directors believe the complaint is without merit and intend to defend vigorously. The ultimate outcome of this litigation is not determined at this time.

In addition to the claim described above, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

20. SUBSEQUENT EVENT:

On September 5, 2002, the joint venture in which the Company has a 50% ownership interest entered into a mortgage agreement with a lender to finance the new building facility in Markham, Ontario. The Company’s proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96% per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

FIVE-YEAR HISTORICAL REVIEW

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
of Operating Results and Financial Position

The following discussion and analysis should be read in conjunction with the Company’s 2002 Consolidated Financial Statements and accompanying notes beginning on page 36 of this Annual Report. All financial amounts are expressed in U.S. dollars.

Certain statements in this annual report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in the “Comparison of Operating Results for the Years Ended August 31, 2002, 2001 and 2000” and “Risks and Uncertainties” sections of this Management’s Discussion and Analysis and in the Company’s filings with Canadian and U.S. securities regulatory authorities. These risks and uncertainties could cause or contribute to actual results that are materially different from those projected. ATI disclaims any obligation or intention to update or revise any forwardlooking statement, whether as a result of new information, future events or otherwise.

Please note that all references to 2002, 2001 and 2000 refer to ATI’s fiscal years ended August 31, unless otherwise noted.

COMPANY DESCRIPTION

ATI Technologies Inc. (referred to as “ATI” or “the Company”) is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is one the world’s foremost graphics processor unit (“GPU”) providers and is dedicated to the delivery of leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top box and digital television, game console and handheld markets. With 2002 revenues in excess of $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI’s common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and notes which have been prepared in accordance with generally accepted accounting principles (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Management makes significant estimates in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in preparation of its Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, goods are shipped to customers, selling price is fixed and determinable and collectability is reasonably assured. The Company records reductions to revenue for estimated sales returns and allowances, price protection and sales rebates. In addition, at the time revenue is recognized the Company provides for the estimated cost of product warranties and reduces revenue for estimated product returns. Future market conditions and changing product lifecycles in the marketplace may require management to increase customer incentive offerings, which could necessitate a further reduction of revenue.

Inventory

The Company’s raw materials are recorded at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. The Company will write down its inventory for estimated obsolescence and excess inventories based upon assumptions about future demand and market conditions. The business environment in which the Company operates is subject to rapid change in technology and customer demand. If actual market conditions are less favourable than those projected by management, additional inventory writedowns may be required.

Income Taxes

The Company records a valuation allowance to reduce its future tax assets to the amount that is more likely than not to be realized. In arriving at this estimate, management considers future taxable income in the various jurisdictions in which it operates, as well as ongoing tax planning strategies, in determining the need for this valuation allowance. In the event the Company were to determine that it would be able to realize its future tax assets in the future in excess of its net recorded amount, an adjustment to the future tax assets would increase income in the period that such determination was made. In addition, should the Company determine it would not be able to realize all or part of its future tax assets in the future, an adjustment to the future tax assets would be charged to income in the period such determination was made.

RECENT ACCOUNTING DEVELOPMENTS

Earnings per Share:

Effective September 1, 2001, ATI adopted the new accounting standard for earnings per share as required by the revised Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3500, “Earnings Per Share.” Under this new standard, the Company presents basic and diluted earnings per share figures for income before discontinued operations and extraordinary items and for net income with equal prominence on the face of the income statement. In addition, the standard required a change in method for computing diluted earnings per share (“EPS”). This method is called the “Treasury Stock Method.”

Business Combinations and Goodwill:

In September 2001, the CICA issued Handbook Section 1581, “Business Combinations” and Section 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning September 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of the reporting units. To the extent a reporting unit’s carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than August 31, 2003. The change to assessing fair value by reporting unit could result in an impairment charge. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to retained earnings as of September 1, 2002.

As of August 31, 2002, the Company had unamortized goodwill of $187.8 million and unamortized intangible assets of $21.9 million, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $83.5 million for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not yet determined the impact the adoption of Section 1581 and Section 3062 will have on its financial statements beyond discontinuing goodwill amortization.

Stock-based Compensation and Other Stock-based Payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by the employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company’s fiscal year beginning September 1, 2002 for awards granted on or after that date.

Foreign Currency Translation and Hedging Relationships:

CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline No. 13 (“AcG-13”), which establishes criteria for hedge accounting effective for the Company’s 2004 fiscal year.

OVERVIEW

ATI’s main product lines, component and board-level graphics accelerators, increase the speed at which graphics can be displayed on PC monitors and improve image resolution and color definition.

Graphics accelerators lessen the burden placed on the computer’s microprocessor or central processing unit (“CPU”) by concurrently performing tasks that are best suited for a dedicated graphics accelerator while allowing the CPU to perform more general purpose computing functions.

ATI’s strength is built upon its product and technology leadership in visual processing technologies, customer focus, top-to-bottom solutions and ability to identify and capitalize on key industry trends or inflection points where new technologies and markets converge. In the past, these inflection points have included migration from 2D to 3D graphics, the adoption of the accelerated graphics port (“AGP”) bus interface, the incorporation of digital versatile disc (“DVD”) functionality into the graphics accelerator, the market’s acceptance of digital flat panel (“DFP”) monitors, and the more recent development of new highly complex functional graphics processing engines.

One significant industry trend is the increasing use of integrated graphics chipsets that combine core logic functions, such as the memory and peripheral controllers, with the graphics processor. Today, it is estimated that integrated graphics chipsets are used in approximately half of the desktop systems sold worldwide. While overall PC market growth has decelerated, one area of the PC market that has grown over the past three years is the “value PC” or the sub-$1,000 PC. For the most part, these value PCs use integrated graphics chipsets. In response to this trend, the Company developed and introduced a full line of integrated graphics products in March 2002 and is continuing to focus on the development of integrated chipset solutions. Although revenue from integrated chipsets did not represent a material contribution to revenues in fiscal 2002, the Company is targeting to achieve about 10 per cent of its revenues in fiscal 2003 from sales of integrated chipset products.

The Company’s business strategy has evolved over the past three years in response to significant changes in the PC industry. This evolution includes the adoption of a new business model to more effectively address the important system builder, or “whitebox” PC market, which represents approximately half of the PCs sold today. Original Equipment Manufacturers (“OEMs”) like Dell, Hewlett-Packard and IBM represent the other 50 per cent of the market. At the end of 2001, the Company began moving away from supplying graphics boards into the system builder market. ATI now supplies chips to add-in-board manufacturers (“AIBs”) and original design manufacturers (“ODMs”) in addition to its traditional OEM customers. Those AIBs and ODMs, in turn, build board-level products using the Company’s graphics chips and sell these boards to system builders. The Company believes that this strategy will increase the penetration of its technology in the system builder market. This new strategy has the effect of constraining revenues (the average selling price of a chip is about 40 per cent of the average selling price of a graphics board) while increasing gross margin as a percentage of revenues and reducing administrative expense.

ATI is now endeavoring to leverage its core graphics technology into related markets that should enable the Company to broaden its opportunities beyond the PC market. These opportunities derive from the larger market for consumer electronic devices that include game consoles, set-top boxes, digital TVs and handheld devices. These consumer devices are expected to increasingly utilize rich visual displays over the next few years, presenting additional growth opportunities for the Company. ATI obtained significant net income contribution in 2002 from its entry into the game console market through its technology licensing arrangement with Nintendo. The Company also announced design wins in both the set-top box and handheld device market.

2002 Developments

In the first quarter of 2002, ATI started to receive royalty revenues from its licensing arrangement with Nintendo for ATI’s Flipper chip that is used in Nintendo’s new game console, GAMECUBE™.

Also in the first quarter, ATI introduced the XILLEON™ 220, a highly integrated system-on-chip. The XILLEON™ 220 integrates into a single chip all processor, graphics, video, audio, and I/O (input and output) capabilities needed in a set-top box or digital TV.

In January 2002, the Company introduced IMAGEON™ 100, a media co-processor for handheld electronic devices such as personal digital assistants (“PDAs”) and data-enabled mobile phones, whose capabilities include enhanced 2D graphics and hardware MPEG-4 decoding design that offers high performance, crisp images, and low power consumption.

In the third quarter of 2002, ATI launched its full line of integrated graphics core logic products. The new RADEON™ IGP family of products includes integrated graphics processors for the desktop and mobile PC markets, and support for both Intel Pentium 4 and AMD Athlon™ platforms.

In June 2002, ATI acquired NxtWave Communications Inc. (“NxtWave”) for $20.2 million in cash. NxtWave’s business included the delivery of broadband communications silicon using proprietary digital processing technology. This acquisition broadens ATI’s set-top box product portfolio by bringing NxtWave’s leading demodulation technology together with ATI’s XILLEON™ solution, positioning ATI as a one-stop solution for digital television and set-top boxes.

In the fourth quarter of 2002, ATI introduced the RADEON™ 9700, RADEON™ 9000, FIREGL™ X1 and the MOBILITY™ RADEON™ 9000, all of which are industry leading products which have garnered a significant number of design wins from OEMs.

Comparison of Operating Results for the Years Ended August 31, 2002, 2001 and 2000

The Company’s reported operating results have been and will continue to be subject to quarterly and other fluctuations as a result of several factors including, among other things, changing market and economic conditions, technological change in the PC graphics industry, the ability of the Company to successfully introduce new products, changes in pricing policies by competitors and/or suppliers, the research and development costs associated with the development of new products, the availability and cost of the Company’s products and materials from suppliers, the addition or loss of significant customers, seasonal customer demand, new product introductions by the Company or its competitors, and changes in the sales mix both of products sold and in the geographic regions where the products are sold.

The Company’s reported operating results may vary from prior periods or may be adversely impacted in periods when it is undergoing a product line transition during which sales of new products must be ramped up to replace sales of the Company’s older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace.

Should the Company’s new products, including its integrated chipset products, and products for the consumer electronic device market, not offer the features and performance required by its customers or fail to achieve meaningful marketshare, the Company’s operating results will be negatively impacted. In addition, the Company’s ability to develop new products is dependent upon the Company obtaining licenses to emerging industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms.

As a result of any combination of the issues discussed above, the Company’s operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

OPERATING RESULTS

The following table compares operating results for the Company’s three most recent fiscal years. Each line item is expressed as a percentage of revenues.

*Adjusted net income excludes the after-tax effect of gain (loss) on investments (net), amortization of intangible assets related to the Company’s acquisitions, and the future tax recovery pertaining to intangible assets acquired. The adjusted figures for 2000 also exclude special inventory writedowns and special selling and marketing charges totaling $88.3 million. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company’s normalized ongoing operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies’ financial performance, ATI believes that its adjusted net income more appropriately reflects the Company’s operating performance.

REVENUES

Revenues totaled $1.02 billion, $1.04 billion and $1.28 billion in 2002, 2001 and 2000, respectively.

Revenues declined 1.6 per cent in 2002 versus 2001 primarily as a result of the ongoing transition in ATI’s business from board sales to component sales. The transition from board to component sales had the impact of constraining revenues while increasing gross margins as a percentage of revenues and reducing administrative expenses. While revenues declined due to this transition, unit sales increased by over 25 per cent due to increased marketshare in certain segments of the desktop and notebook markets.

The Company started to recognize royalty revenues in 2002 from its technology licensing arrangement with Nintendo. Although the royalty revenue was less than 5 per cent of the Company’s total revenues for the year, it directly impacts net income as there are no significant operating expenses associated with the revenue.

Revenues in 2001 decreased by 19.1 per cent from 2000, a result of a worldwide slowdown in PC sales; the increasing use of integrated chipsets, which ATI did not offer; and as a result of increased competition; and ATI’s loss of marketshare in the desktop PC market.

In 2002, 53.2 per cent of revenues related to components (versus 46.4 per cent in 2001 and 39.0 per cent in 2000) and 44.0 per cent related to boards (versus 52.8 per cent in 2001 and 60.6 per cent in 2000) and 2.8 per cent of revenues related to licensing income, including Nintendo. The increase in percentage of component revenues in 2002 was a result of the Company’s transition to a chip model. In 2001, the increase in percentage of component revenues compared to 2000 was a result of a decline in board sales due to increased competition and the trend towards integrated chipsets in desktop PCs, increased revenues in mobile, as well as the adoption of the chip model late in 2001.

The revenue mix by major geographic territory continued to shift toward Asia-Pacific in 2002, as many OEMs increased manufacturing operations in that region, and due to ATI’s adoption of the chip model. Asia-Pacific revenues comprised 55.1 per cent of revenues in 2002 compared to 42.5 per cent in 2001 and 33.6 per cent in 2000.

European revenues fell to 14.6 per cent in 2002 from 23.9 per cent in 2001 and 30.9 per cent in 2000. The decline in European sales in 2002, compared to the previous year, was a result of the Company’s strategy of selling chip technology to ODMs and AIBs to serve the system builder channel rather than selling direct. ATI’s European revenues traditionally have been driven by the system builder channel.

In 2001, the decline in European revenues was largely a result of increased competition and aggressive pricing, as well as a general softness in the European economy resulting in a decrease in PC demand. The decline in European revenues in 2001 compared to the previous year was also a result of the Company adopting its new chip model as noted above, as well as a loss of desktop marketshare.

Canadian and U.S. revenues declined as a portion of total revenues to 30.3 per cent in 2002 from 33.6 per cent in 2001 and 35.5 per cent in 2000. The continuing shift to Asian manufacturing contributed to this proportionate decline in North American revenues.

In 2002, one customer accounted for 21 per cent of total revenues compared to 20 per cent in 2001 and 13 per cent in 2000. The Company’s top 10 customers accounted for approximately 68, 66, and 62 per cent of revenues in 2002, 2001 and 2000, respectively.

COST OF GOODS SOLD

Cost of goods sold was $686.2 million, $797.1 million and $1.05 billion in 2002, 2001 and 2000, respectively. Cost of goods sold as a percentage of revenues decreased to 67.2 per cent compared to 76.8 per cent in 2001 and 81.5 per cent in 2000. The Company is targeting to maintain its cost of goods sold as a percentage of revenues in the 65–68 per cent range.

The decrease in cost of goods sold as a per cent of revenues in 2002 compared to the prior year was due to a higher percentage of component sales primarily resulting from the Company’s transition to a chip model, Nintendo royalty income, a full year of relatively high margin workstation revenues, lower cost memory than in 2001, and better margins on competitive board products in 2002. The decrease was slightly offset by lower margins in the fourth quarter of 2002 as a result of weakness in the notebook market and a negative mobile product mix.

The proportionate decline in 2001 compared to 2000 was due in part to the changing product mix. The Company also benefited from an abundant supply of lower cost memory in the second half of its fiscal 2001 year. In addition, in 2000, cost of goods sold included a special charge of $64.0 million for excess inventory and lower of cost versus market adjustments, increasing cost of goods sold by 4.7 per cent to 81.5 per cent of sales. This increase was directly attributable to increased competition, compounded by component shortages and the movement of the RAGE 128 PRO™ product family down to the mainstream market segment.

EXPENSES

Selling and Marketing    Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

Selling and marketing expenses totaled $78.1 million, $75.5 million, and $86.5 million in 2002, 2001 and 2000, respectively.

Selling and marketing expenses increased in 2002 compared to 2001 as a result of marketing activities to promote ATI’s brand, including various marketing and advertising programs, and increased expense for new product launches. In fiscal 2001, expenses declined compared to fiscal 2000 due to an increased focus on implementing more cost-effective sales and marketing programs as well as a decrease in variable expenses, such as channel-related variable selling expense, which are largely a function of sales levels.

As a percentage of revenues, selling and marketing expenses have increased to 7.6 per cent in 2002 compared to 7.3 per cent in 2001 and 6.7 per cent in 2000. The increase for 2002 compared to 2001 is largely a result of marketing and advertising programs to promote ATI’s brand, increased costs associated with new product launches, and customer samples. In 2001, the increase in selling and marketing expenses as a percentage of revenues, compared to 2000, is due largely to the decline in revenues in the period.

Research and Development    R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

R&D expenses totaled $164.6 million, $149.5 million and $130.6 million in 2002, 2001 and 2000 respectively. The $15.1 million increase in R&D expenses in 2002 is attributable to the development and support of new products for the integrated chipset and consumer markets; the reflection of a full year of costs from the acquisition of the FGL Graphics division of SONICblue Ltd. (“FGL Graphics”) in March 2001; the staffing of ATI’s leap-frog 3D design teams in Marlborough, MA and Santa Clara, CA; a $1.5 million expense associated with the acquisition of NxtWave in June 2002; as well as higher product development costs, including increased prototyping costs.

R&D expenses increased in 2001 by $18.9 million, compared to 2000, as a result of a more aggressive technology and product development strategy that increased the breadth of the Company’s product offering, as well as continued investment in the development of new product offerings. In addition, in 2001, ATI acquired new technology and R&D staff through the purchase of FGL Graphics. The increase was also partially attributable to increased component and board prototyping costs resulting from the Company’s increasingly complex and sophisticated product offerings.

As a percentage of revenues, R&D expenses have increased to 16.1 per cent in 2002 from 14.4 per cent in 2001 and 10.2 per cent in 2000. R&D expense increased as a percentage of revenues in 2002 compared to 2001 as a result of investment in new markets, including integrated chipset and consumer products.

Administrative    Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

Administrative expenses totaled $35.7 million, $37.3 million and $31.9 million in 2002, 2001 and 2000, respectively. As a percentage of revenues, administrative expenses were 3.5 per cent in 2002, 3.6 per cent in 2001 and 2.5 per cent in 2000.

The decrease in administrative expenses in 2002 compared to the prior year was primarily a result of a decrease in headcount in board operations and other areas of the Company due to the Company’s transition to a chip model. In fiscal 2001, administrative expenses increased compared to 2000 as a result of increased salary and benefits costs related to the increased strength and breadth of the senior management team as well as expenses related to reductions in the Company’s workforce.

Amortization of Intangible Assets Amortization expense totaled $97.5 million, $114.5 million and $56.7 million for 2002, 2001 and 2000, respectively. Amortization of intangible assets decreased by $17.0 million to $97.5 million in 2002 compared to the prior year. The decline from 2001 is the result of the completion in April 2001, of the amortization of the purchased in-process R&D associated with the acquisition of ArtX, Inc. (“ArtX”). This decline was slightly offset by the writedown of core technology and goodwill associated with the acquisitions of ArtX and Chromatic Research Inc. (“Chromatic”) which aggregated $15.4 million during the year.

Amortization of intangible assets increased substantially in 2001 compared to 2000 reflecting ATI’s purchase of ArtX in April 2000 and, to a lesser extent, the accelerated amortization in 2001 of the intangibles related to the acquisition of Chromatic which was completed in 1999. In 2001, amortization of intangible assets was $114.5 million compared to $56.7 million in 2000.

In 2002, ATI’s acquisition of NxtWave, an investment of $20.2 million, was allocated using purchase accounting, of which $5.3 was charged to purchased in-process R&D, $9.2 million to core technology, and $4.7 million to goodwill. Purchased in-process R&D is being amortized over one year and core technology is being amortized over two to five years.

In 2001, the Company’s acquisition of FGL Graphics for an initial investment of $9.2 million was allocated using purchase accounting, of which $5.4 million was charged to core technology, which is being amortized over two years. Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration contingent upon FGL Graphics achieving specified performance targets prior to December 31, 2001. These targets were met and in fiscal 2002 the Company recorded additional consideration of $2.1 million. This amount was allocated to core technology. Due to the timing of the acquisition as well as the small purchase price relative to acquisitions made by the Company in the previous two years, the acquisition of FGL Graphics was not material to amortization expense. (See notes 5 and 6 to the Consolidated Financial Statements.)

ArtX which was acquired by ATI in April 2000 for a total investment of $453.0 million was allocated using purchase accounting to net assets of $5.6 million, purchased in-process R&D of $51.0 million, workforce of $4.4 million, core technology of $14.5 million and goodwill of $377.5 million.

Purchased in-process R&D associated with the ArtX acquisition was charged on a straight-line basis to operations over a one-year period. Workforce represents the replacement value of the assembled workforce at the time of acquisition. Core technology represents the value of proprietary “know-how” as of the acquisition date and goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets acquired. Workforce, acquired core technology and goodwill are being amortized on a straight-line basis over a period of five years. Amortization of intangible assets of $87.5 million related to the acquisition of ArtX is reflected in the Company’s operating results for 2002, versus $108.1 million in 2001 and $53.2 million in 2000. (See notes 5 and 6 to the Consolidated Financial Statements.)

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, during the year, the Company wrote off the remaining balances of core technology and goodwill arising from the acquisition of Chromatic totaling $4.8 million, and at year-end wrote off $4.2 million of core technology and $6.4 million in goodwill related to the ArtX acquisition.

During 2001, the balance of the intangible assets related to Chromatic’s workforce ($4.5 million) was written off due to a higher than anticipated turnover rate of Chromatic employees. (See note 6 to the Consolidated Financial Statements.)

Interest and Other Income

Interest and other income includes interest earned on the Company’s cash and cash equivalents and short-term investments, gain (loss) on investments and foreign exchange gains and losses. Cash and cash equivalents include highly liquid instruments with an original maturity of less than 90 days. Short-term investments include highly liquid instruments with an original maturity of 90 days or more and publicly traded common stock which is held for sale and which is carried at the lower of cost and market.

During fiscal 2002, the Company disposed of a portion of a long-term investment realizing a loss of $0.3 million. The Company then wrote down the remaining balance of this investment by $0.5 million to reflect the other than temporary decline in its value. The balance was then reclassified as a short-term investment as the Company intends to sell the remaining portion of this investment.

In 2002, the Company also received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrowed shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc., by Broadcom in the preceding fiscal year. The Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

In 2001, ATI realized a gain of $54.9 million on the sale of its shares in Broadcom, as well as an $8.5 million gain on investments resulting from additional shares earned from Broadcom. This was offset by a $2.1 million loss on other investments, which was a result of the writedown of the value of certain long-term investments to reflect the other than temporary decline in their value. In 2000, a $10.7 million gain was realized on the sale of long-term investments.

Interest Expense

In 2002, interest expense totaled $0.7 million and was primarily related to the Company’s capital lease obligation for the new building facility located in Markham, Ontario, a joint venture in which it has 50 per cent ownership. Interest expense also includes the Company’s proportionate share of the interest expense related to the interim construction financing of the joint venture. In 2001, interest expense of $1.2 million was primarily a result of the Company’s drawing on its credit facility in the first quarter. There was minimal interest expense in 2000.

Income Taxes

Income tax expense totaled $7.2 million in fiscal 2002 compared to an income tax recovery of $18.9 million in 2001 and an income tax expense of $16.3 million in 2000. The income tax expense in 2002 includes a $10.9 million expense related to the Company’s operating income, a $3.5 million recovery of the future tax liability associated with intangible assets (other than goodwill) from the acquisitions of ArtX and Chromatic, and a $0.2 million income tax recovery related to the sale of investments.

ATI’s operating tax rate, which excludes the impact of the amortization of intangible assets related to the acquisitions of ArtX and Chromatic, and the effect of the gain (loss) on investments and other special charges, was 18.0 per cent in 2002, 18.0 per cent in 2001 and 20.1 per cent in 2000. The tax rate of the Company is affected by the amount of net income earned in its various operating jurisdictions. (See note 11 to the Consolidated Financial Statements.)

Net Income and Net Income per Share

The loss in 2002 was $47.5 million compared to a loss of $54.2 million in 2001 and a loss of $69.3 million in 2000. The loss per share decreased to $0.20 in 2002 versus a loss of $0.23 in 2001 and $0.32 in 2000.

The decrease in loss in 2002 compared to the prior year is largely due to improved gross margins. The decrease in loss for the year 2001 compared to 2000 is due to a significant increase in investment income resulting from the gain on the Company’s investment in Broadcom and an income tax recovery resulting from a change in accounting policy. In 2001, ATI incurred a net operating loss of $136.1 million compared to a net loss of $68.2 million in 2000. This was generally due to an increase in operating and amortization expense as a result of the acquisition of ArtX, Inc. In 2001, investment income increased by $50.6 million largely due to a $63.4 million gain related to ATI’s investment in Broadcom. The change in the method of accounting for income taxes resulted in a recovery of $18.9 million in 2001 compared to tax expense of $16.3 million in 2000.

Adjusted Net Income and Adjusted Net Income per Share

Adjusted net income in 2002 was $49.7 million compared to an adjusted net loss of $16.3 million in 2001 and adjusted net income of $64.6 million in 2000. Adjusted net income per share increased to $0.20 in 2002 versus a net loss of $0.07 in 2001 and net income of $0.29 per share in 2000.

The increase in adjusted net income for the year in 2002 compared to the prior year is largely due to improved gross margin, offset by higher overall operating expenses. Both the decrease in adjusted net income and adjusted net income per share in 2001 compared to 2000 are primarily due to the decline in revenues, but also a result of lower than normal gross margins due to higher cost memory in inventory during the first half of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

Cash position (cash and cash equivalents and short-term investments) increased to $236.9 million at August 31, 2002, from $216.5 million a year earlier and $79.2 million at August 31, 2000. The increase is attributable to cash generated from operations and, in 2001, a one-time gain on the sale of the Company’s investment in Broadcom Corporation.

The Company has access to $101.0 million under its credit facilities at August 31, 2002 compared to $98.0 million at August 31, 2001 and $86.0 million at August 31, 2000. ATI believes the $337.9 million in cash position and available borrowings at August 31, 2002 together with expected cash flow from operations in 2003 will provide it with sufficient funds to meet its operating and capital expenditure requirements for the upcoming year.

ATI generated operating cash flow of $56.9 million in 2002 compared to $101.9 million in 2001. In 2000 the Company consumed cash in operations of $17.9 million. The decrease in 2002 compared to 2001 is a result of the one time gain on investments from the Company’s sale of its shares in Broadcom Corporation in 2001 and an increase in inventory in 2002.

The Company increased its accounts receivable by $29.4 million in 2002 compared to the prior year-end. Inventories increased by $76.4 million at the end of 2002 compared to August 31, 2001 as a result of lower than expected sales in the last two quarters of the year and increased purchases to support new product introductions. In 2001, the Company decreased its accounts receivable by $45.5 million and reduced its inventories by $143.7 million compared to the prior year-end. In 2000, inventories increased by $48.3 million as the Company built up inventory of the new RADEONTM product family in expectation of continued growth in PC sales.

Capital expenditures in 2002 were $30.1 million, compared to $31.1 million in fiscal 2001, and $25.7 million in 2000. Expenditures in 2002 included construction of a new building, engineering equipment and leasehold improvements. Capital expenditures in 2003 are expected to be in the same range as prior years.

In 2002, the Company acquired NxtWave for $20.2 million. In 2001, the Company acquired equity interests in other companies totaling $1.5 million net. In addition, the Company invested $11.3 million toward the acquisition of FGL Graphics.

Cash generated from common shares issued from the exercise of stock options was $12.5 million in 2002, compared to $4.7 million in 2001, and $12.7 million in 2000.

As at August 31, 2002, the Company is committed to the following minimum payments related to office premises, license and royalty agreements and building under capital lease payments:

Accounts Receivable

Accounts receivable increased by 21.8 per cent to $164.3 million at August 31, 2002 compared to the prior year-end, due to slightly longer payment terms in the industry as well as a greater than usual amount of product sold in the last few weeks of the year as the RADEON™ 9700 PRO and RADEON™ 9000 products began to ship.

Accounts receivable declined 25.2 per cent to $134.9 million at August 31, 2001 compared to the end of 2000, largely as a result of the successful implementation of a more vigorous collections policy, but also due to lower revenues.

At August 31, 2002, 93.4 per cent of accounts receivable were less than 60 days outstanding, compared with 95.8 per cent at August 31, 2001 and 96.8 per cent a year earlier. The Export Development Corporation guaranteed approximately 97.0 per cent of total accounts receivable at August 31, 2002, 91.0 per cent at August 31, 2001 and 86.9 per cent a year earlier. Days sales in accounts receivable increased to 50 days in 2002 compared to 38 days in 2001. In 2000, days sales in accounts receivable were 45. At August 31, 2002, one customer accounted for 13 per cent and another customer for 11 per cent of the accounts receivable balance.

Inventories

Inventories on hand increased significantly in the last two quarters of fiscal 2002 as the Company ramped up production of new products and had somewhat lower than expected revenues of current products. At August 31, 2002, inventories totaled $175.3 million compared to $99.0 million at the end of 2001. Inventory levels were $140.2 million lower at August 31, 2001 compared to 2000. While lower revenues were a factor in this reduction, in 2001 ATI successfully implemented a demand management program to reduce inventories of raw materials, work in progress and finished goods.

Capital Assets

Capital asset additions totaled $30.1 million in 2002, $31.1 million in 2001 and $25.7 million in 2000.

In 2002 capital asset additions included additions to building-in-progress that were subsequently transferred into a building under capital lease.

In 2001, this total included building-in-progress additions of $11.5 million, representing ATI’s 50 per cent share of the cost incurred to construct the new building adjacent to its head office in Markham, Ontario. Laboratory, computer equipment and software purchases accounted for another $15.5 million in 2001.

Approximately $18.2 million of the 2000 additions related to computer equipment and software tools.

In February 1999, the Company entered into a joint venture agreement to construct the new building in Markham. The facility was completed in April 2002. The cost of this facility amounted to $33.3 million in which the Company has a 50 per cent interest.

Long-Term Investments

From time to time, the Company makes minor equity investments in other companies, generally in conjunction with a technology relationship. In 2002, ATI did not make any investments of this nature.

During fiscal 2002, the Company disposed of a portion of a certain long-term investment realizing a loss of $0.3 million. The Company then wrote down the remaining balance of this investment by $0.5 million to reflect the other than temporary decline in its value. The balance was then reclassified as a short-term investment, as the Company intends to sell the remaining portion of this investment.

In 2002, the Company also received an additional 107,387 shares of Broadcom Corporation, valued at $2.1 million, as a result of the release of escrowed shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. by Broadcom in the preceding fiscal year. The Company then wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

In 2001, ATI invested $2.5 million. During the same period, the Company wrote down the value of its acquired equity interests in other companies by a total of $2.1 million to reflect an other than temporary decline in value of those investments. This compares with $4.4 million invested in 2000.

In 2001, the Company sold some of its equity investments, which resulted in gains of approximately $54.9 million from proceeds of $65.1 million. In 2000, gains were $10.7 million from proceeds of $15.3 million. (See note 7 to the Consolidated Financial Statements.)

Accounts Payable

Accounts payable increased to $172.1 million in 2002 from $79.7 million in the prior year as a result of the timing of payments to suppliers and increased inventory purchases for the new product lines.

Subsequent Event

On September 5, 2002, the joint venture in which the Company has a 50 per cent ownership interest entered into a mortgage agreement with a lender to finance the new building facility in Markham, Ontario. The Company’s proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

OUTLOOK FOR 2003

The Company expects that its financial performance will improve in 2003 on the basis of an anticipated strengthening in the PC market in general, as well as a stronger and broader product offering from the Company. Over the 2003 fiscal year, the use of integrated graphics chipsets by PC OEM’s is expected to continue to increase. ATI’s success in penetrating this market and achieving significant sales for its new integrated product, RADEON™ IGP, will also be a significant factor in generating better financial performance in 2003. The consumer electronic market represents a growth opportunity for ATI and in 2003 revenues from this market segment are also expected to contribute to revenue growth. On an overall basis, ATI is endeavoring to achieve gross margins in the range of 32 to 35 per cent over the 2003 fiscal year. Despite the continued transition from board to component sales, increasingly competitive markets will be a crucial factor in the Company’s ability to maintain these margins levels. Accordingly, while the Company is optimistic about the prospects for improved financial performance, those factors referred to above will present challenges for the Company over the course of fiscal 2003.

RISK AND UNCERTAINTIES

ATI’s operating results can fluctuate and are often difficult to predict due to changing market conditions, seasonal and variable demand for its products and the effects of rapid and frequent technological changes. As a result, the Company’s revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, ATI’s operating expenses are largely independent of revenue in any particular period. Therefore, it is difficult to accurately predict revenues and profits or losses. Factors that have affected ATI’s operating results in the past and could affect them in the future include, among other things:

  Levels of growth or decline in the PC industry;
  Demand and acceptance of the Company’s products, including integrated graphics components and consumer electronics;
  Timely development and production of next-generation products, including products for the consumer device market;
  Introduction of new products by ATI’s competitors;
  Availability of licenses for emerging industry technology or other intellectual property rights necessary for the development of new products by ATI;
  Changes to overall Company average selling price resulting from competitive pressures and low-cost PCs;
  Delays or early introduction of new microprocessors or their related chipsets;
  Changes to the Company’s overall product mix;
  Increasing product line complexity and the related management of inventory;
  Unexpected variances in ATI’s cost of materials, especially silicon wafer, memory and printed circuit boards;
  Changes to the expected yield of the Company’s component products;
  Excess or shortage of manufacturing capacity;
  Volume of orders received that can be filled in the quarter;
  Seasonal and variable demand associated with the PC industry;
  Supply constraints for other components incorporated into ATI’s products; and
  Inability to quickly adjust spending sufficiently to compensate for any unexpected sales shortfall.

For a more complete discussion of general risks and uncertainties which apply to ATI’s business and its financial results, please see the Company’s Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting the Company, please see note 19 to the Consolidated Financial Statements.

QUARTERLY INFORMATION
(Unaudited) (In thousands of U.S. dollars, except per share amounts)

November 30		February 28		May 31		August 31	
	2001	2000	2002	2001	2002	2001	2002	2001
REVENUES	$ 250,038	$ 342,187	$ 265,979	$ 221,026	$ 266,225	$ 245,464	$ 239,480	$ 229,132
Cost of goods sold	169,960	258,999	175,965	190,561	172,996	186,298	167,289	161,238
Gross margin	80,078	83,188	90,014	30,465	93,229	59,166	72,191	67,894
EXPENSES								
Selling and marketing	20,289	21,908	19,728	17,947	19,427	18,164	18,625	17,522
Research and development	40,070	37,277	41,754	35,187	39,935	37,372	42,850	39,629
Administrative	8,781	8,643	8,357	9,277	9,852	9,342	8,672	9,999
Amortization of intangible assets	21,190	34,132	21,164	33,441	21,679	25,805	33,468	21,129
	90,330	101,960	91,003	95,852	90,893	90,683	103,615	88,279
Income (loss) from operations	(10,252)	(18,772)	(989)	(65,387)	2,336	(31,517)	(31,424)	(20,385)
Interest and other income (expense)	1,729	(408)	1,343	55,539	(306)	642	(2,034)	8,358
Interest expense:								
Short-term	(2)	(610)	(1)	(556)	(77)	(2)	(146)	(12)
Long-term	–	–	–	–	(171)	–	(262)	–
	(2)	(610)	(1)	(556)	(248)	(2)	(408)	(12)
Income (loss) before income taxes	(8,525)	(19,790)	353	(10,404)	1,782	(30,877)	(33,866)	(12,039)
Income taxes (recovery)	1,794	(3,618)	3,392	(11,011)	3,733	(3,870)	(1,710)	(406)
NET INCOME (LOSS) for the quarter	(10,319)	(16,172)	(3,039)	607	(1,951)	(27,007)	(32,156)	(11,633)
RETAINED EARNINGS, beginning of quarter	120,111	199,956	109,792	158,144	106,753	158,751	104,802	131,744
Adjustment to opening retained earnings:								
Change in accounting policy on deferred tax recovery of future tax liability on intangible assets	–	(25,640)	–	–	–	–	–	–
RETAINED EARNINGS, end of quarter	$ 109,792	$ 158,144	$ 106,753	$ 158,751	$ 104,802	$ 131,744	$ 72,646	$ 120,111
Income (loss) per share:								
Basic	$ (0.04)	$ (0.07)	$ (0.01)	$ –	$ (0.01)	$ (0.12)	$ (0.14)	$ (0.05)
Diluted	(0.04)	(0.07)	(0.01)	–	(0.01)	(0.12)	(0.14)	(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES (000s)								
Basic	232,496	229,748	234,154	230,504	236,082	231,328	236,848	231,938
Diluted	232,496	229,748	234,154	239,249	236,082	231,328	236,848	231,938
OUTSTANDING NUMBER OF SHARES, END OF QUARTER (000s)	232,787	230,110	234,787	230,850	236,620	231,529	236,871	232,119

EXHIBIT 3

Auditors’ Consent

The Board of Directors
ATI Technologies Inc.

We consent to the use of our report dated September 25, 2002, included in this annual report on Form 40-F.

(Signed)     KPMG LLP

Toronto, Canada
January 17, 2003