Form 40-F
period 2003-08-31
ATI TECHNOLOGIES INC
filed 2004-01-20
CIK 1065331

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]    Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
                                                                          or
[X]    Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: August 31, 2003            Commission File Number 029872

ATI TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	5045, 3575
(Province or other jurisdiction of	(Primary Standard Industrial
incorporation or organization)	Classification Code Number (if
applicable)

1 Commerce Valley Drive East	CT Corporation System
Markham, Ontario, Canada L3T 7X6	111 Eighth Avenue
(905) 882-2600	New York, NY 10011
(212) 894-8700
(Address and telephone number of	(Name, address (including zip code)
Registrant's principal executive offices)	and telephone number (including
area code) of agent for service
in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act.    Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

[X]   Annual information form          [X]   Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at August 31, 2003, 241,742,113 Commom Share oustanding

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ______          No  ___X___

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ___X___          No  ______

The total number of pages in this document is 134
The exhibit index is located on page 48.

ATI TECHNOLOGIES INC.

RENEWAL ANNUAL INFORMATION FORM

For the Fiscal Year Ended August 31, 2003

January 16, 2004

TABLE OF CONTENTS

ITEM 1	CORPORATE STRUCTURE	6
ITEM 2	GENERAL DEVELOPMENT OF THE BUSINESS	7
	2.1 ACQUISITIONS	9
ITEM 3	NARRATIVE DESCRIPTION OF THE BUSINESS	10
	3.1 OVERVIEW	10
	3.2 OUR MARKETS	10
	3.3 BUSINESS STRATEGY	12
	3.4 PRODUCTS AND TECHNOLOGY	13
	3.4.1 PC PRODUCTS	13
	3.4.2 CONSUMER ELECTRONICS PRODUCTS	15
	3.5 RESEARCH AND DEVELOPMENT	16
	3.6 SALES	17
	3.7 COMPETITION	20
	3.8 MANUFACTURING	21
	3.9 CUSTOMER SERVICE AND SUPPORT	21
	3.10 HUMAN RESOURCES	22
	3.11 FACILITIES	22
	3.12 RISKS AND UNCERTAINTIES	23
	3.13 LEGAL PROCEEDINGS AND REGULATORY MATTERS	34
ITEM 4	SELECTED CONSOLIDATED FINANCIAL INFORMATION	36
ITEM 5	MANAGEMENT'S DISCUSSION AND ANALYSIS	37
ITEM 6	MARKET FOR SECURITIES	37
ITEM 7	DIRECTORS AND OFFICERS	37
	7.1 DIRECTORS	37
	7.2 CORPORATE OFFICERS	39
ITEM 8	ADDITIONAL INFORMATION	41
	8.1 ANNUAL REPORT AND MANAGEMENT INFORMATION CIRCULAR	41
	8.2 DESCRIPTION OF SHARE CAPITAL	41
	8.3 SHARE OPTION PLANS	41
	8.4 EMPLOYEE SHARE PURCHASE PLAN	43
	8.5 RESTRICTED SHARE UNIT PLANS	43

3

GLOSSARY OF TECHNICAL TERMS AND OTHER INFORMATION

In this Annual Information Form, “we”, “us”, “our” and “ATI” mean ATI Technologies Inc. and its subsidiaries. In addition, certain technical terms used in this Annual Information Form are defined as follows:

“2.5G and 3G” means second generation wireless technology (2G) with incomplete third generation (3G) technology added to it. 3G refers to the phase of wireless communications expected to be prevalent by 2005 and that will feature faster wireless data transfer speeds, full roaming throughout Japan, the United States and Europe, enhanced multimedia capabilities and a standard features set including cellular voice, e-mail, paging and internet functionality.

“AGP” means accelerated graphics port. This is a dedicated expansion port located on a motherboard which allows higher throughput from the graphics card to the processor for faster 3D graphics rendering.

“AIB” means add-in board. AIB refers to graphics boards that can be added to a computer at any time, including by an OEM at the time it is manufactured, by a reseller at the time of distribution or by an end-user.

“ASIC” means application-specific integrated circuit. An ASIC is a circuit designated for a very specific purpose, such as the processors used in PDAs or designed for graphics. ASICs contrast with more general-purpose devices, such as memory chips, that can be used in many different applications.

“ASP” means average selling price.

“CPU” means central processing unit, the central unit in a computer which contains the logic circuitry that performs the instructions of a computer’s programs.

“DVD” means digital versatile disc. DVDs are similar to compact discs, but store up to 12 times as much data.

“DTV” means digital television (including set-top boxes). Digital television refers to the standard of transmitting and receiving television signals using digital rather than analog transmission.

“GPU” means graphics processing unit. A GPU is a microprocessor specifically designed for processing 3D graphics data. GPU is also used to generally describe the complex chips that power graphics cards.

“IGP”means integrated graphics processor. An IGP includes both the functionality of a chipset (which controls the functions and features on a motherboard) and graphics.

“I/O”means input/output. I/O refers to any operation in a computer where data is transferred either in or out of the computer.

“ITC”means investment tax credit.

“JPEG”refers to the photographic image compression standard formulated by the Joint Photographic Experts Group.

“MPEG”refers to the digital video and digital audio compression standard formulated by the Moving Picture Experts Group.

“OEM”means original equipment manufacturer.

“ODM” means original design manufacturer.

“PC”means personal computer and generally refers to a computer designed for use by one person at a time.

“PCB”means printed circuit board. PCBs are imprinted with one or more layers of circuitry and are used to hold and link together microchips and other components. Examples of common PCBs include motherboards, and AGP graphics cards.

“PDA”means personal digital assistant, a small, mobile, hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping calendars and address book information.

“SI”means system integrator, a manufacturer of “whitebox, clone or non-branded” PCs.

“VPU”means visual processing unit, an advanced GPU that provides greater graphics functionality, such as cinematic rendering in real time.

All dollar amounts referred to in this document are stated in U.S. dollars, unless otherwise indicated.

The information in this Annual Information Form is disclosed as at December 31, 2003, unless otherwise indicated.

“ATI” and the ATI logo are our properties and registered trademarks. Our product names are also our trademarks and/or registered trademarks. This Annual Information Form includes references to the trademarks, products and company names of other corporations, which are the properties of their respective owners.

FORWARD-LOOKING STATEMENTS

Publicly held companies are encouraged by securities regulations to provide forward-looking information to assistinvestors in assessing the company’s prospects.

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” and “suggests”.

This Annual Information Form contains forward-looking statements about our objectives, strategies, financial condition and results. These statements are “forward-looking” because they are based on current expectations and include various risks and uncertainties.

It must be noted that:

o	Forward-looking statements describe our expectations on the day they are made. For this Annual Information Form, it is December 31, 2003.

o	Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize.

o	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of risks that could cause our actual results to materially differ from our currentexpectations, please see Item 3.12 “Narrative Description of the Business — Risks and Uncertainties” at page 23.

ITEM 1. CORPORATE STRUCTURE

ATI Technologies Inc. was incorporated on August 20, 1985, as Array Technology Inc. pursuant to the Business Corporations Act (Ontario). The name was subsequently changed to Array Technologies Inc. pursuant to articles of amendment dated September 13, 1985, and then to ATI Technologies Inc. pursuant to articles of amendment dated December 18, 1985.

On December 31, 1987, our articles were amended to divide the 1,000 common shares then outstanding into 1,000,000 common shares. In conjunction with our initial public offering in November 1993, articles of amendment were filed on October 14, 1993, to create an unlimited number of non-voting preference shares and subdivide the 1,100,000 common shares then outstanding into 40,000,000 common shares.

On April 8, 1998, our board of directors approved a stock dividend on a four-for-one basis effective for registered common shareholders at the close of business on April 23, 1998. The stock dividend increased the number of common shares then outstanding from approximately 48.9 million to approximately 195.9 million common shares.

Our principal and head office is located at 1 Commerce Valley Drive East, Markham, Ontario, L3T 7X6. Below is a summary of our principal operating subsidiaries as at December 31, 2003, all of which are directly or indirectly wholly owned:

Subsidiary	Incorporation	Activity
ATI Technologies (Europe) GmbH	Germany	Sales and marketing support in Europe
ATI Research, Inc.	California	Research and development
ATI Technologies Systems Corp.	California	U.S. sales and distribution
ATI Technologies (Japan) Inc.	Japan	Sales and marketing support in Japan
ATI International SRL	Barbados	Research and development and sales
ATI Technologies (L) Inc.	Malaysia	Asia-Pacific sales and distribution
ATI Technologies Ltd.	Malaysia	International purchasing
ATI Research Silicon Valley Inc.	California	Research and development
ATI Technologies (Hungary) KFT	Hungary	Research and development, licensing and
inter-company lending
ATI Research GmbH	Germany	Research and development

We operate technology centres and sales support offices in Canada, the United States, Europe and the Asia-Pacific region.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

ATI is a world leader in the supply of graphics processing products and technology for desktop and notebook personal computers (“PCs”), consumer electronic devices, digital televisions (including set-top boxes) (“DTVs”) and video game consoles. ATI’s main product lines, visual and graphics processors, increase the speed and complexity of the images that can be displayed on PC monitors and improve image resolution and colour definition.

Rich and intuitive visual experiences make digital electronic products such as PCs and consumer electronic devices more accessible and more compelling to the mass market. Increasingly, computing, entertainment and communications product platforms rely on graphics or visual processors to deliver an engaging experience and enrich the utility of their products for the user.

We believe that the visual experience is a key element of differentiation among various digital product platforms. PC users clearly prefer a rich visual experience, particularly in the high-end enthusiast market where consumers seek out the fastest and highest performing visual processing product to deliver the most compelling and immersive gaming experiences. Even in commercial settings, however, users clearly prefer an intuitive and graphical visual experience which results in enhanced productivity. The mobile phone market has begun to rapidly transition from monochrome to colour visual displays to provide customers with a richer visual experience.

The following outlines a number of the important events in our business over the course of the last three fiscal years:

2003

o	We delivered new product line-ups for both the spring and fall design cycles with original equipment manufacturers (“OEMs”). The RADEON 9800XT, 9600XT and RADEON 9200 currently lead our enthusiast, performance and value desktop discrete product offerings.

o	We introduced our MOBILITY RADEON 9600 and MOBILITY RADEON 9200 which now lead our notebook PC family of discrete chips.

o	We introduced the FireGL X2-256 and FireGL T2-128 graphics boards into the workstation segment.

o	We launched the ALL-IN-WONDER 9800 graphics board to lead our home media PC product offerings.

o	We introduced the IMAGEON 3200, an advanced multimedia co-processor for handheld devices, including colour mobile phones.

o	We were the first company to introduce visual processors compatible with Microsoft’s DirectX 9.0 multimedia application programming interface.

o	We captured new OEM design wins and established new channel partnerships with original design manufacturers (“ODMs”) such as Asustek and Micro-Star International.

o	We introduced a new generation of integrated graphics processors (“IGPs”) with the launch in June 2003 of the MOBILITY RADEON 9100 IGP and the RADEON 9100 IGP for the notebook and desktop markets, respectively.

o	We commenced volume shipments of our IMAGEON multimedia co-processor products to Motorola for their V300, V500 and V600 colour and feature mobile phones.

o	We secured design wins for our DTV products from television, projector and set-top box manufacturers including Sony, Samsung, Epson, Scientific Atlanta, Funai Electric (Sylvania brand) and Changhong Electric (Apex brand).

o	We signed agreements with Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”) with respect to the development of new technology to be used in their future products.

o	We increased the level of support we provide to our existing customers with monthly postings of our CATALYST software suite. Each CATALYST release features performance improvements, stability and quality improvements and new capabilities, thus permitting us to continuously enhance the value our customers receive from ATI’s products.

2002

o	We introduced the RADEON 9700, RADEON 9000, FireGL X1 and the MOBILITY RADEON 9000, all of which were industry-leading products that garnered a significant number of design wins from OEMs.

o	We launched a full line of IGP products. The RADEON family of IGP products address the desktop and mobile PC markets and support Intel Pentium 4, AMD Athlon and AMD Duron platforms.

o	We introduced IMAGEON 100, a multimedia co-processor for handheld devices, including colour mobile phones. IMAGEON includes capabilities such as enhanced 2D graphics and hardware and MPEG-4 decoding and offers high performance, crisp images and low power consumption.

o	We introduced the XILLEON 220, a highly integrated system-on-chip for DTV products. The XILLEON 220 integrates into a single chip all processor, graphics, video, audio and input/output (“I/O”) processing capabilities required for DTV applications.

o	We acquired NxtWave Communications Inc. (“NxtWave”) and broadened our DTV product capabilities by adding NxtWave’s leading demodulation technology to our XILLEON products, which positioned ATI as a provider of complete solutions for DTV.

o	We started to receive royalty revenues from our licensing arrangement with Nintendo for ATI’s ‘Flipper’ chip that is used in Nintendo’s GAMECUBE game console.

2001

o	We introduced new RADEON products, including RADEON 8500. This was the first graphics chip to support Microsoft’s DirectX 8.1 pixel shader technology.

o	We announced two new FireGL graphics boards, the mid-range FireGL 8800 and the entry-level FireGL 8700, for the high performance workstation PC market.

o	We delivered new technologies based on our RADEON technology, including RADEON VE for desktop computers and ALL-IN-WONDER RADEON and MOBILITY RADEON for notebook computers. The ALL-IN-WONDER RADEON multimedia card was the first graphics solution to include technology that enables a PC to function as a personal video recorder and access an online interactive TV programming guide.

2.1 Acquisitions

We continually seek to expand our technology base and further our strategic goals. Acquisitions, including those described below, are one of the ways we do this.

We acquired ArtX, Inc. (“ArtX”) in April 2000 in pursuit of our strategy to expand into the high-volume IGP market. ArtX, a privately held company, was highly regarded for graphics technology. With this acquisition we gained integrated visual processing technology, associated research and development (“R&D”) and expertise in the form of 70 engineers. This acquisition facilitated our entry into the consumer electronics and video game console markets and provided additional technology for the launch of our IGP products in fiscal 2002.

To achieve our goal of top-to-bottom market leadership, it was essential for us to address the high-end workstation segment of the PC market. In 2001, we accelerated our entry into this market with the acquisition of FGL Graphics, the professional graphics division of SONICblue Inc. FGL Graphics developed and marketed the technology-leading FireGL brand of OpenGL-based graphics accelerators. This acquisition contributed to our growth in the workstation market as well as our overall product and technology development in our other product categories.

In 2001, we identified multi-monitor display capability as a means to broaden our product offerings and target new customers. In July 2001, we acquired HYDRAVISION desktop management software and related technologies from Appian Graphics Corporation as well as several related patents and the HYDRAVISION trademark. HYDRAVISION software features include window and dialog box control, hot-key shortcuts, independent resolutions and refresh rates, independent application control and up to nine virtual desktops. A number of our products now include HYDRAVISION’s multi-monitor capability.

In 2002, our strategy to leverage our core technology into markets for consumer electronic devices began to gain momentum, particularly in the DTV market, as the U.S. Federal Communications Commission announced the mandated conversion from analog to digital television by 2007. Prior to June 2002, our XILLEON visual processor products, although highly regarded, required an interconnect with a signal processing and communications chip demodulator in order to operate in DTV products. In June 2002, we acquired NxtWave in order to combine NxtWave’s leading demodulation technology with our XILLEON products, positioning ATI as a provider of complete DTV solutions.

In September 2003, we acquired certain assets of AMI Technologies Corp. (“AMI”), our exclusive sales organization for Taiwan and China since 1992. This acquisition strengthened our presence in these important markets. The majority of AMI’s sales, marketing and field application engineering staff were transferred to ATI as part of the acquisition. After the acquisition, AMI continues to act as our sales agent in the region for smaller add-in board (“AIB”) customers that we do not service directly.

As a result of these acquisitions we have gained technology and R&D, engineering and sales expertise, expanded the markets for our products and created new market opportunities for our business.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Overview

Founded in 1985, ATI is a world leader in the supply of graphics processing products and technology for desktop and notebook PCs, consumer electronic devices, DTVs and video game consoles. We apply our proprietary technologies, design capabilities and software to provide graphics solutions for customers in all our target markets.

Our business is organized around two main markets for semiconductor graphics products: PC products and consumer electronic devices. Our RADEON product line is a recognized leader in the PC graphics market. Although representing less than 5% of our revenues in fiscal 2003, we believe that the markets for consumer electronic devices represent a key area for the future growth of our business. Our IMAGEON products for next generation mobile phones and handheld devices, and our XILLEON and NXTWAVE products for DTV markets have achieved significant recent design wins with customers in their respective segments. In the video game console market, our ‘Flipper’ chip technology has been the sole graphics engine used by Nintendo in their GAMECUBE console. We have also signed multi-year technology development agreements with Nintendo and Microsoft for future products and services.

During the fiscal year ended August 31, 2003, our business generated revenues of nearly $1.4 billion. We have more than 2,200 employees worldwide. Our ten largest customers accounted for approximately 70% of our revenues in fiscal 2003. Since a significant portion of PCs and consumer electronic devices are currently built in the Asia-Pacific region regardless of where the products are sold, the majority (72%) of our sales during fiscal 2003 were in the Asia-Pacific region.

We believe that our continued commitment to innovation and technology leadership will position ATI to capitalize upon growth opportunities in the markets for our products in the future.

3.2 Our Markets

The semiconductor graphics market addresses the need for image processing for various computing and entertainment platforms such as desktop and notebook PCs, workstations, DTVs, handheld devices and video game consoles. The primary product of a semiconductor graphics supplier is the graphics processing unit (“GPU”) or visual processing unit (“VPU”), a semiconductor chip that increases the speed and complexity of images that can be displayed on a graphical interface as well as improving image resolution and colour definition. The GPU or VPU off-loads the burden of graphics processing from the PC or electronic devices’ microprocessor or central processing unit (“CPU”). In this way the dedicated graphics or visual processor and CPU work in tandem to increase overall speed and performance.

Though both VPU and GPU refer to the same general category, we use VPU to distinguish our more recent generations of processors beginning with the introduction of ATI’s RADEON 9700 – the first graphics processor to enable cinematic rendering in real time.

During the past few years, the PC industry has been marked by consolidation among the large PC OEMs and the growing importance of PC system integrators (“SIs”) or “white box, clone or non-branded” PC manufacturers. Today, SIs are responsible for approximately one-half of worldwide PC shipments. Therefore, it is important for PC graphics suppliers to have their technology incorporated into board-level products which are available to and accepted by the SI channel. As a result of these developments, in fiscal 2001, we undertook a transition of our business which has resulted in us becoming a component-level supplier to the PC graphics industry. This strategy included refocusing our distribution channels and supplying AIB manufacturers with our component products who, in turn, supply SI manufacturers with their board-level products. We now also supply our OEM customers with component-level products as well as, to a lesser extent, graphics boards. As a result, more than 90% of our unit sales were shipped as components in fiscal 2003. We are continuing to focus on securing our relationships with AIB manufacturers in order to increase penetration of our products in new markets and geographic regions.

PC Market

The strength of the semiconductor graphics market is heavily dependent upon the PC market. Customers in the PC segment include: OEMs and SIs, who build GPUs or VPUs into their PC products; ODMs, who build GPUs or VPUs into their PC motherboard and graphics board products; and AIB manufacturers who incorporate GPUs or VPUs into their graphics board products.

Desktop and notebook products represent the two major segments of the PC market. According to International Data Corporation (“IDC”), a market research firm, the worldwide desktop PC market and notebook market was estimated to be 108.2 million units and 39.7 million units, respectively, in 2003 and is forecast to be 114.6 million and 50.1 million units, respectively, in 2004. While the desktop segment has traditionally been the largest sector within the PC market by volume, the notebook market continues to expand at a more rapid pace driven by the availability of lower power and high performance notebook PCs at affordable prices. According to the most recent IDC data, the desktop and notebook PC markets are estimated to grow to 132.0 million units and 78.4 million units, respectively, by 2007.

The graphics solution for both the desktop and notebook segments is addressed by either an IGP, a graphics processor with one or more other logic functions such as memory, I/O and communications controllers on one chip, or a discrete graphics processor, a stand-alone graphics chip. Discrete graphics chips tend to provide higher levels of performance and speed while IGP products cater towards the value segment of the market. The demand for integrated graphics solutions has grown in recent years as the PC market has developed and performance of IGP products advances. OEMs and SIs, who have been continually pressured to meet lower price targets while still maintaining reasonable profit margins, are increasingly using integrated chipsets over discrete chipsets in their products given the “value” or low-cost characteristics of integrated graphics solutions. Based on industry data, it is estimated that integrated graphics chipsets currently account for approximately one-half of the desktop systems sold worldwide.

Consumer Electronics Market

The semiconductor graphics market has grown beyond its PC roots as technology in other electronic devices has developed. New avenues of growth for the semiconductors graphics market include DTVs, handheld devices, such as colour mobile phones and personal digital assistants (“PDAs”), and video game consoles. Similar to the development of the PC graphics market, users are demanding enhanced imagery for improved utility and a richer visual experience for their digital electronic devices.

The growth in the DTV market will be driven by the gradual conversion of analog television signals to digital transmissions by television broadcasters. This conversion will be supported by a United States Federal Communications Commission mandate that requires the integration of digital tuners into TV sets and receiver devices by 2007. As this transition takes place, semiconductor graphics suppliers will have the opportunity to leverage their technology in the PC graphics market into new products for DTVs. According to Strategy Analytics, a market research firm, the DTV and set-top box market was estimated to be 36.0 million units in 2003, is forecast to be 50.3 million units in 2004 and is currently estimated to grow to 105.2 million units by 2007.

The market for colour, feature rich (including camera) and smart phones will increasingly require that mobile phones provide rich colourful visual displays as well as 2D and 3D graphics technology. The gradual move to next generation ‘2.5G and 3G’ mobile phone technologies will drive this trend as users demand an enhanced experience with their mobile phones. As this market develops, semiconductor graphics suppliers will have opportunities to work with mobile phone manufacturers and supply advanced graphics processors for their mobile phone products. According to Display Search, a market research firm, the size of the mobile phone market was estimated to be 452 million units in 2003, is forecast to be

486 million units in 2004, over one-half of which are estimated to include colour displays, and is currently estimated to grow to 513 million units by 2007, with 75% having colour display.

Video game consoles are also an important segment of the consumer electronics market. In this market, semiconductor graphics suppliers work alongside game console manufacturers to enhance the visual experience for the user of sophisticated video games. Semiconductor graphics suppliers have the opportunity to leverage their core visual and graphics processing technologies by providing solutions to this market. According to Strategy Analytics, a market research firm, the game console market was estimated to be 36.2 million units in 2003, is forecast to be 29.3 million units in 2004 and is currently estimated to grow to 35.8 million units by 2007.

3.3 Business Strategy

We anticipate that future PC systems and certain consumer electronic devices will continue to require advanced visual processing technology to support 3D gaming and digital video technologies such as digital versatile disc (“DVD”) functionality and digital video decoding.

We intend to expand our presence in the PC market and expand into new markets by closely following and capitalizing on market trends and inflection points in the industry.

We intend to execute our business plan through the following strategies:

Sustained product and technology leadership

Enabling the most compelling visual experience irrespective of platform is central to our business strategies. Our goal is to consistently raise the technology and performance standard in all segments of the PC market. We are focused on capturing performance and technology leadership at the high-end enthusiast level of the PC market and then propagating this technology through the performance, mainstream and value PC markets.

With the introduction of the RADEON 9800, we have demonstrated our continued commitment to introduce industry-leading technology at the high-end of the desktop PC market. We leveraged high-end performance VPUs into the important mainstream and value market segments by introducing the RADEON 9600 and the RADEON 9200.

We will continue to focus our research efforts on core technologies that allow us to bring new and innovative products and technologies to the market. We continue to focus on key graphics technologies relating to 2D, 3D and video acceleration for desktop, mobile and workstation PCs. Due to the rapidly changing and expanding technologies in the PC market and the convergence of this market with other media, we continue to internally develop and pursue opportunities to acquire or license complementary leading-edge technologies when appropriate.

Build a strong and sustainable franchise in the integrated graphics processor market

The market for IGPs has grown rapidly and today represents approximately one-half of the PC graphics market. Bringing our core visual processing technology and integration expertise to the IGP market segment is a natural extension of our PC market strategy. We have invested in R&D, cultivated distribution channels and anticipated certain inflection points to stage our entry in this market to maximize our opportunities.

The combination of performance, features and low cost of our IGP products represent a competitive value proposition in the IGP market. In 2003, we started shipping our RADEON IGP 340 and 320 products for the notebook market. Over 10% of our revenue in fiscal 2003 came from these two products. We also introduced a series of new IGP products culminating in the release of the RADEON 9100 IGP and MOBILITY RADEON 9100 IGP. Strong customer acceptance of our value/performance proposition has contributed to our successful launch in the IGP market. We have partnered with key motherboard manufacturers including Asus, Giga-Byte, Micro-Star International and PC Partner, which we expect will help us penetrate the desktop IGP market in fiscal 2004.

Expand in select consumer electronics market segments

We endeavour to leverage our core graphics technology from our PC products into related markets that reach beyond the PC and address the markets for consumer electronic devices that include handheld devices, such as colour mobile phones, DTVs and video game consoles. We continue to refine our approach to these markets and are currently focusing on colour mobile phones in the handheld segment and North American digital television in our DTV business.

In the colour mobile phone market, we began volume shipments of our IMAGEON products in fiscal 2003 and secured design wins with Motorola, a leading mobile phone manufacturer.

In fiscal 2003, we achieved broad-based acceptance of our solutions in the DTV market. During the year, design wins from Sony, Epson and Scientific-Atlanta, respective leaders in television, projector, and set-top box manufacturing, significantly strengthened our position and represented important milestones in our DTV business.

In the video game console market, our ‘Flipper’ chip technology has been the sole graphics engine used by Nintendo in their GAMECUBE console. We have also signed multi-year technology development agreements with Nintendo and Microsoft for future products and services.

Innovate cost-effectively and improve operating and financial performance

We seek to innovate efficiently. This means targeting new channels and new customers by leveraging our core technologies. It also means introducing our products into new markets at key inflection points and capitalizing on the momentum of changes in the market. We strive to make continuous improvements in development processes and technologies, manufacturing efficiencies and inventory management. In fiscal 2003, we improved our inventory management controls and increased our inventory turns to 5.2 times from 4.5 times in fiscal 2002.

We continually review our business to ensure that expenses correspond with their opportunity and return profile. During fiscal 2003, we made steady improvements in financial and operating performance. As a result of our technology leadership in the high-end desktop as well as our entry into the notebook integrated market, we increased revenue by 36% on a year-over-year basis.

3.4 Products and Technology

3.4.1 PC Products

Desktop Products

In order for OEMs to meet continually lower pricing targets while still maintaining reasonable profit margins, there is a growing trend for OEMs to use integrated chipsets rather than discrete graphics solutions in their “value” or low-cost PCs. The value PCs represent a significant portion of PCs that are sold today. Currently, we estimate that integrated graphics chipsets are used in approximately one-half of the desktop systems sold worldwide.

Our desktop IGP products address this value segment of the PC market. We bring advanced features, low cost and an excellent visual experience to the sub-$1,000 PC market. We offer a full line of IGPs for Intel-based computer platforms and also offer IGPs for AMD-based computers. In fiscal 2003, we launched our first desktop IGP product, RADEON 9100 IGP and commenced volume shipments in fiscal 2004.

In order to sell IGPs, we must secure license agreements with manufacturers of CPUs on which the motherboard is based. We have entered into licensing arrangements with Intel Corporation (“Intel”) which permit ATI, subject to certain requirements, restrictions and limitations, to build, develop and sell integrated chipsets that are compatible with Intel’s current Pentium 4 desktop and notebook microprocessor platforms. Advanced Micro Devices, Inc. (“AMD”) has open specifications for the bus interfaces of its CPUs. We have also entered into the necessary licensing arrangements that are required for our IGP products to be compatible with AMD’s Athlon and Duron CPUs.

While the percentage of PCs that are considered value PCs has risen significantly over the years, we still believe that a separate graphics subsystem will continue to offer higher performance and will be the preferred solution for high-end and workstation PCs.

Our discrete desktop VPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We offer a complete line of discrete VPU products for mainstream, performance and enthusiast PC markets. Our most recent generation of desktop VPUs includes the performance-leading and award-winning RADEON 9800XT.

In 2004, we expect that the majority of PC manufacturers will make the transition to PCI Express. PCI Express is a new bus interface standard that is not backward compatible to the existing accelerated graphics port (“AGP”) bus interface. We expect that this transition will open up many of the OEM and channel slots and result in design win opportunities in 2004 as OEMs and SIs transition their products to the PCI Express standard. As the first graphics manufacturer to develop and demonstrate PCI Express compatible graphics products, we believe that we are well positioned for this market transition.

Notebook Products

The notebook or mobile PC market continues to be a growing segment in the PC industry, as notebook computers now incorporate richer features such as improved 3D performance, DVD support, and power management technology to reduce battery drain from the graphics subsystem. We developed the MOBILITY RADEON family of mobile graphics accelerators to target this growing market and to provide a performance and feature set with the flexibility to work in a variety of notebook classes. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook VPUs that meet and exceed these expectations in mainstream, value and enthusiast categories.

As in the desktop PC market, the integration of discrete notebook PC semiconductor components may allow for reduced costs, faster design times and more available space for other features within the mobile PC. Accordingly, our mobile graphics products with integrated memory, including our MOBILITY RADEON 9600 and MOBILITY RADEON 9200 have gained widespread acceptance in the mobile PC market over the past year.

As the trend continues towards less expensive notebook PCs, we believe the market will require graphics chip makers to find less expensive ways of delivering high quality graphics performance, including the use of integrated chipsets. Our notebook IGPs target the value category of the portable or laptop computer segment. Our products for this category combine excellent visual performance, powerful features and low power consumption. The most recent generation of our IGP notebook products is the MOBILITY RADEON 9100 IGP.

Home Media PCs

Home media PCs or multimedia continues to be a significant part of the PC market. Generally, multimedia refers to the combination of two or more mediums, such as television and the PC, into one combined information platform. We continue to focus our efforts on this market by supplying products which offer PC/TV convergence, combining PC technology with TV, audio and video technology.

In 2003, we unveiled the latest in our award-winning ALL-IN-WONDER product line, the ALL-IN-WONDER 9800PRO. We offer both notebook and desktop home media PC products. We also offer MPEG encoding software solutions.

Workstation Products

Our FireGL family of workstation graphics boards brings high performance to the digital content creation and computer-aided design workstation PC markets. We offer both desktop and notebook workstation solutions. Our most recent product introductions in this segment include our FireGL X1-256 and FireGL T2-128. Both of these products offer a competitive price/performance combination in their respective segments.

3.4.2 Consumer Electronics Products

Many consumer electronic devices today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs. An easy-to-use display is typically the next consumer priority.

We continue to leverage our core technology, visual processing expertise and power management know-how to create growth opportunities in certain consumer electronics markets. We have initially targeted three markets: (i) DTVs, including set-top boxes; (ii) handheld devices, including colour mobile phones and (iii) video game consoles.

Digital television including set-top boxes

As television broadcasters in North America and the rest of the world convert their analog television signals to DTV transmissions over the next decade, we believe increased consumer interest in DTV will spur demand for more advanced DTVs, projectors and set-top boxes. The United States Federal Communications Commission issued a mandate in 2002 requiring the integration of digital tuners into TV sets and receiver devices by 2007. Digital transmission standards provide significant advantages compared to analog standards, including greater picture clarity and resolution as well as opportunities for more channels, e-commerce and enhanced TV viewing.

We are leveraging our core technology in visual processors by offering visual and signal processing technologies for the DTV market. Our XILLEON 225, THEATRE 310 and SET-TOP-WONDER XILLEON product lines are cost-effective and highly-integrated solutions for this market. We also provide software and support infrastructure to our customers in this segment.

Many of the leading television, projector and set-top box manufacturers, including Sony, Samsung, Epson and Scientific Atlanta have chosen our XILLEON 225 for their new DTV products.

Colour mobile phones and handheld devices

The latest generation of colour mobile phones, PDAs and other handheld devices are driving demand for more advanced visual processors. Higher resolution panels, higher performing embedded processors and increased internal and removable storage are all contributing to rapid changes in handheld and mobile communication devices.

Our IMAGEON product line contributes market leading visual processing and power saving technology as well as a high level of integration. Our IMAGEON 3200 is an advanced multimedia co-processor for handheld electronic devices. It integrates an advanced 2D graphics engine and an MPEG/JPEG decoder alongside a versatile set of peripheral I/O functions. These features make the IMAGEON 3200 suitable for the new generation of colour and feature phones.

Video Game Consoles

We also leverage our core visual processing technology in the video game console market. We provide visual processing technology to Nintendo for its GAMECUBE game console. We believe enthusiasm for computer gaming continues to grow with increasing consumer demand for more realistic, immersive and cinematic experiences.

We have licensed our proprietary ‘Flipper’ chip to Nintendo as the central graphics core of Nintendo’s GAMECUBE video game console. The ‘Flipper’ chip’s highly integrated processor includes both a 2D and 3D graphics engine, a digital signal processor for audio processing, all system I/O functions, including CPU system memory, controllers, optical disk, flash card, modem and video interfaces and an on-chip high bandwidth frame buffer.

3.5 Research and Development

A strong commitment to R&D is fundamental to our success. Due to the rapid pace of technological change in the graphics industry, it is critical that we meet each market window with the newest generation of products that meet market and customer requirements. Ongoing R&D efforts enable us to participate in establishing industry standards as well as design and create new products based on these standards. We continue to strengthen our R&D base through internal R&D efforts, licensing arrangements with third parties and acquisitions of technology companies, when appropriate.

Our primary R&D objective is to develop core technologies that establish a base from which we can quickly design products to meet the ever-changing demands of the PC graphics and multimedia industry. Our dedication to R&D of core technologies has also allowed us to expand our addressable market beyond the PC discrete graphics market to the IGP market and to consumer electronics markets including DTVs, colour mobile phones and video game consoles.

Our net investment in R&D increased from $164.6 million in fiscal 2002 to $213.0 million in fiscal 2003. Our engineering resources increased from approximately 1,250 to more than 1,500 employees during that time.

The following table summarizes our net investment in R&D over the past three years. R&D expenditures include current expenses, such as salaries and certain materials, as well as depreciation of capital assets that were acquired for R&D purposes and prototype and design tools. For R&D activities carried out in Canada, we qualify for Canadian federal investment tax credits (“ITCs”) at the rate of 20% of all eligible current and capital R&D expenditures. We also qualify for tax credits based on R&D activities carried on in the United States. These ITCs are used to reduce current expenses, capital expenditures and federal tax otherwise payable.

Net Investment in Research and Development
(Thousands of U.S. dollars)	Years ended August 31
	2003	2002	2001
		(restated)	(restated)
Gross current R&D expenses	234,719	$182,349	$164,968
Less related ITCs	21,743	17,740	15,503

Net current R&D expenses	212,976	164,609	149,465
Net current R&D expenses as a
percentage of revenues	15.4%	16.2%	14.4%
Capital R&D expenditures, net of ITCs	9,237	15,448	13,672

3.6 Sales

We sell our products through five major sales channels: OEMs, SIs, AIB manufacturers, retail stores and consumer electronics manufacturers.

Our PC OEM customers include Acer, Apple, Dell, Founder, Fujitsu, Fujitsu-Siemens, Gateway, Hewlett-Packard, Hitachi, IBM, Legend, NEC, Packard Bell, Panasonic, Sony, Sun, Toshiba and Trigem.

In the OEM market, it is critical to time the introduction of our graphics products to reflect industry transitions or inflection points and meet the schedules associated with qualifying and shipping products for seasonal buy cycles, typically in the spring and fall. Sales to OEM customers often involve a direct relationship between the customer and our R&D personnel to ensure that the products we are developing meet the needs and specifications of the OEM. A significant portion of the manufacturing of products for OEMs are handled by ODMs, particularly in the notebook market. Our current notebook ODM customers include Arima, Asustek, Compal, First International Computer, Inventec, Quanta, Uniwill and Wistron.

Over the past three years we have worked to establish and broaden our relationships with major AIB manufacturers. We deliver component-level products to these manufacturers who in turn build and sell board-level products using our technology to SIs. Our AIB customers include Asustek, Connect 3D, C.P. Technology, First International Computer, Giga-Byte, Hightech Information Systems, Sapphire, Tyan, Wistron and Yuan.

We also work directly with our SI customers including Actebis, Alienware, Evesham Technology, Falcon Northwest, Kraftway, MaxData Systeme, Medion, Mesh, Unika and Voodoo. SIs typically sell from positions of regional or product-based strength in the market. They usually operate on short design cycles and can respond quickly with new technologies. The SI channel often uses discrete graphics solutions as a means to differentiate their products and add value to their customers.

ODMs also build motherboard products which include integrated chipsets or IGPs. In 2003, we announced strategic alliances with the world’s leading motherboard, notebook and PC design manufacturers to develop products that feature our RADEON 9100 IGP and MOBILITY RADEON 9100 IGP family of products including Asus, Compal, C.P. Technology, First International Computer, Giga-Byte, Lite-On, Micro-Star International, Quanta, Sapphire and Shuttle.

We also sell our PC products through major retailers including Best Buy, CompUSA, Circuit City, Dixons, Future Shop, MediaMarkt, Saturn and Fry’s. Our major e-commerce retailers include buy.com,

CDW.com and Micro Warehouse. The retail market is characterized by significant price sensitivity requiring clear feature and performance differentiation at approximately four different price points.

In our consumer electronics business, we are focused on selling to the top-tier consumer electronics manufacturers. We continue to strengthen our sales organization in the Americas, Japan and the Asia-Pacific region.

In our handheld business, our major customers include Motorola, Sharp and Toshiba. In our DTV business our customers include Changhong Electric (Apex brand), Epson, Funai Electric (Sylvania brand), Pace Micro Technology, Sony, Samsung, and Scientific Atlanta.

In our view, ATI brand awareness increases the efficiency of our reach into each of our sales channels. We have increased our brand awareness programs over the last few years through high profile product launches, targeted event sponsorship and point-of-sale promotion kits. We have also initiated a broad-based sticker program that has resulted in more than 10 million computers bearing the ATI brand.

Our ten largest customers accounted for approximately 70% of our revenues in fiscal 2003, with one customer representing 16%. In fiscal 2002, one customer accounted for 21% of our revenues and our top ten customers accounted for approximately two-thirds of our revenues.

The following table summarizes the breakdown of our revenues by territory as a percentage of total revenues. Our geographical segmentation reflects the locations where we delivered its products to its customers, not where the end customer purchased the PC or consumer electronic device. A significant portion of PCs and consumer electronics devices are currently built in Asia-Pacific, regardless of where the products are sold. Accordingly, the majority of our sales in fiscal 2003 were in the Asia-Pacific region.

	Years ended August 31
	2003	2002	2001
		(restated1)	(restated1)
Canada	1%	1%	2%
USA	19%	29%	31%
Europe	8%	15%	24%
Asia-Pacific	72%	55%	43%

	100%	100%	100%

[1]	See note 1(g) to our Consolidated Financial Statements for the year ended August 31, 2003 included in our 2003 Annual Report for an explanation of the restatement.

We maintain a regional sales presence in each of the key industrialized areas of the world. As noted above, however, OEMs, AIB manufacturers and consumer electronics companies are locating their manufacturing operations in the Asia-Pacific region. Our sales organization reflects this geographic weighting. We offer products in all of the major European and Asian languages.

Our sales arrangements with OEMs, AIBs, distributors and key retail customers generally operate on the basis of product forecasts provide by the particular customer, but do not include any commitment or requirement for minimum product purchases. Purchase orders are also typically cancellable by the customer without consequence on 60 days notice to us.

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to the customer, the selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time revenue is recognized. In addition, we provide for the estimated cost of product warranties at the time of revenue recognition.

We directly support promotion of our products by system builders, distributors and retailers through cooperative advertising. In addition, we offer a limited hardware warranty to the end-user consumer on all of our branded hardware products. This warranty is supported directly by our customer service department and serves as a further selling feature for AIB manufacturers, distributors and retailers. While we maintain a reserve to cover these policies, there can be no assurance that these reserves will be sufficient or that future price protection claims and product returns will not have an adverse effect on the results of our operations.

3.7 Competition

Our markets are highly competitive and characterized by rapid changes in technology. We provide graphics and multimedia products in all market segments of the PC desktop, mobile, workstation and server markets through OEMs, SIs, AIB manufacturers, distributors and retailers. As a result, we compete with every PC graphics and multimedia company that serves one or all of these distinct market segments. In addition, by integrating new functionality into the graphics accelerator chip and expanding our product line, we continually face new competitors in converging markets, some of whom may be substantial and well-established in those markets. Key competitive factors in the PC, mobile phone and DTV markets are outlined below.

Key Competitive Factors by Market

PC		Mobile Phones		DTV
o	Visual performance, features	o	Power consumption	o	Visual performance
o	and speed	o	Cost	o	Scalability across platforms
o	Cost	o	Size	o	Cost
o	Brand awareness	o	Graphics performance	o	Customer differentiation
o	Comprehensive product line	o	Visual performance		and support
o	Timely product introductions		and speed	o	Timely product introductions
o	Product quality, including
image quality and software
stability

In the PC market our competitors include: (i) discrete component suppliers; (ii) AIB manufacturers; (iii) fully-integrated graphics suppliers; and (iv) suppliers of IGPs. These include Intel, Matrox Electronic Systems, nVidia, Trident, Via Technologies and XGI Technology. Other competitors also include a number of smaller companies, which may have greater flexibility to address specific market needs. The growing complexity of visual processors and the associated R&D costs, however, represent an increasingly higher barrier to entry in this market.

In the consumer electronics markets we have different competitors in each of our market segments.

In handheld markets, we have three categories of competitors. Baseband processor vendors have traditionally provided the voice processing functionality in mobile phones. Many of these vendors are expanding their product offerings to encompass the graphics processing required by colour and feature mobile phones. These competitors include Motorola, Philips, Qualcomm and Texas Instruments. Another category of competitor, application processor vendors, has emerged to serve the high-end feature and smart phones that require large amounts of general purpose processing capability. These competitors include Intel, nVidia, Qualcomm, Samsung, STMicroelectronics and Texas Instruments. The third category of competitor, media co-processor vendors, is most closely aligned with our strategy in the colour and mobile phone market. Media co-processor competitors include Epson and nVidia.

In the DTV business our competitors include Broadcom, Conexant Systems, LSI Logic, Philips, STMicroelectronics and Zoran, as well as in-house semiconductor development divisions at companies such as Matsushita Electric (Panasonic brand) and Toshiba.

In the video game console market, we compete primarily against nVidia or “in-house” solutions at companies such as Sony.

3.8 Manufacturing

Component Manufacturing

We have strategic relationships with the two leading semiconductor foundries, Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp., to manufacture our visual processor components. From the foundry, we deliver wafers to our test, assembly and packaging partners including Advanced Semiconductor Engineering Group, King Yuan Electronics, Omert Semiconductor Electronics, Siliconwave Precision Industries and ST Assembly Test Services who package and test the final application-specific integrated circuit (“ASIC”). It is a flexible production line that enables us to balance capacity based upon technology and expertise. In this way we maintain control over the manufacturing process, reduce delivery times and component costs and increase product quality.

Board Manufacturing

Board-level product manufacturing is outsourced to third party manufacturers. They include Celestica, Fairway, Foxconn, HonHai and PC Partner with locations in China and other countries in South East Asia. Our manufacturing facility in Markham, Ontario, Canada is primarily devoted to prototyping and trial runs for new product introductions.

3.9 Customer Service and Support

As service and support is critical to the success of our customers, it is critical to our success. We work closely with our customers by committing R&D resources to achieving optimal compatibility and integration with their products.

We provide regular and ongoing software updates to our customers to continually optimize their product offerings. We also work closely with our customers on demand generation programs aimed at their key markets. We deliver fast and accurate responses to hardware and software developers to ensure that their products, games and applications maximize the potential of our visual processor technology.

With each of our graphics and video accelerator products, we provide drivers and supporting software packages that enable the effective use of our products under a variety of operating systems and applications. In addition to the Microsoft family of operating systems, we support Apple OS9 and OSX, as well as Linux-based applications. Our software provides optimized performance for a variety of CPU platforms (including Intel and AMD based systems), motherboards and chipsets.

We develop our software drivers in many different languages and formats to conform to international user requirements. Our software engineers, scientists and test professionals engage in large scale development of drivers and related software applications in support of OEM, retail and AIB customers. On-time delivery of optimized, unified and reliable software that supports the latest technology enables our customers to market leading-edge and cost-effective ATI-based products.

In 2002, we introduced CATALYST, a software suite that includes unified driver architecture and software applications to enable the RADEON family of graphics products. In 2003, we increased the level of support we provide to our existing customers with monthly postings of our CATALYST software suite. Each CATALYST release features performance improvements, stability and quality improvements and new capabilities, thus permitting us to continuously enhance the value our customers receive from our products.

Unified Drivers

We enable all our PC-based products (discrete and integrated, desktop and mobile, graphics and multimedia) with a unified driver – a single driver product currently supporting all of our RADEON products and executing under all of Microsoft’s supported PC operating systems. The unified driver concept is useful for customers who do not wish to manage separate software builds for separate ATI parts, and who seek a stable, efficient and backwards-compatible software environment for their PCs. In addition to unified driver support for Microsoft Windows variants, we also provide drivers for the MacOS and Linux environments.

3.10 Human Resources

We had the following number of individuals on payroll, including non-permanent and short-term employees, at August 31 in each of the years noted below:

	2003	2002	2001
Research and development	1,422	1,249	1,117
Operations and administration	461	473	542
Sales and marketing	410	370	373

Total number of ATI personnel	2,293	2,092	2,032

We believe that our ability to attract and retain highly skilled engineering, marketing and management personnel is one of the key factors in our success. None of our employees are governed by collective bargaining agreements. We have never experienced a material work stoppage or strike.

3.11 Facilities

Our head office facilities are located in Markham, Ontario, Canada at 1 Commerce Valley Drive East. This facility comprises approximately 240,000 square feet of office space. We have a 50% interest in the joint venture that owns this facility. We have two other locations in Markham, Ontario. At 33 Commerce Valley Drive East, we own 100% of a facility that comprises approximately 123,000 square feet, including approximately 65,000 square-feet of manufacturing and warehouse space. We lease another facility at 55 Commerce Valley Drive West that comprises an additional 55,000 square feet of office space.

We lease engineering facilities in the United States including approximately 60,000 square feet in Marlborough, Massachusetts and approximately 104,000 square feet in Santa Clara, California. We also lease a number of smaller regional offices in the United States, Europe and the Asia-Pacific region. As a result of the change in our business model over the past three years where we have transitioned to primarily supplying component-level products rather than board products to our customers, we closed our European board manufacturing facility located in Dublin, Ireland in fiscal 2003.

Our operations are subject to a variety of federal, provincial and local environmental laws and regulations. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials. We believe that we are currently in compliance with all applicable environmental laws in all material respects.

3.12 Risks and Uncertainties

Our operations and financial results are subject to various risks and uncertainties which are outlined below. These risks are in addition to those outlined elsewhere in this Annual Information Form and in our filings with Canadian and United States securities regulatory authorities, including Management’s Discussion and Analysis of Operating Results and Financial Position contained in the 2003 Annual Report.

As a result of any or any combination of these risks and uncertainties, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

Our operating results can fluctuate and are unpredictable

Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could harm quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products may be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of our competitors’ actions in the marketplace.

As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past and could affect them in the future include, among other things:

o	levels of growth or decline in the PC industry;

o	rapid and frequent technological change in the PC graphics industry;

o	demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronic devices;

o	successful and timely development and production of next-generation products, including products for the consumer electronics market;

o	introduction of new products by our competitors;

o	availability of licenses for emerging industry technology or other intellectual property rights necessary for the development of new products;

o	changes to our overall average selling price ("ASP") resulting from competitive pressures;

o	delays or early introduction of new microprocessors or their related chipsets;

o	changes to our overall product mix or the geographic regions where our products are sold;

o	R&D costs associated with the development of new products;

o	increasing product line complexity and the related management of inventory;

o	unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards ("PCBs") and packaging costs;

o	changes to the expected yield of our component products;

o	excess or shortage of manufacturing capacity;

o	volume of orders received that can be filled in the quarter;

o	seasonal and variable demand associated with the PC industry;

o	addition or loss of significant customers; and

o	supply constraints and disruptions for other components incorporated into our products and those of our customers.

As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year.

Design wins are critical to our future success

Our future success and ultimate sales achievements will depend in large part on our retaining and/or winning design contracts (“design wins”), which occurs when PC OEMs, ODMs AIB manufacturers or manufacturers of consumer electronics devices choose to use our existing and future products in their various product offerings. Our major customers typically introduce new product offerings as often as twice a year. Accordingly, our products must have competitive performance ratings, adequate feature-sets, consistent quality levels and appropriate prices within the limited time frames of our customers to be included in new system configurations. The failure to win new or retain existing design wins of sufficient volume, sales and profitability could have an adverse effect on our business and operating results.

Our gross margins fluctuate and are difficult to predict

Our overall gross margin is dependent on a number of factors, the principal items being the cost of input materials (mainly silicon, memory, device packaging and PCBs), the manufacturing yield of wafers received from foundries, the ASP of our products and the actual product mix of our revenues. The continuous change in these factors, most of which are beyond our control, cause our overall gross margins to fluctuate from quarter to quarter and make it difficult for us to predict our overall gross margins. In terms of product mix, our business model involves the development and marketing of component and board-level graphics products and technology for desktop and mobile PC, DTV, mobile phone, video game console and multimedia applications. Each of these products or product categories has dissimilar gross margins at any particular time. Consequently, many of our gross margin components fluctuate and the overall corporate gross margin is difficult to predict. Should any of the factors influencing gross margins change substantially, our gross margins could be adversely affected.

We do not have minimum purchase requirements under our sales arrangements with customers

Our sales arrangements with our customers do not include any requirement or commitment for minimum purchases of our products. As a result, we often commit resources to develop products without having received advance purchase commitments from customers. In particular, sales of our component products to customers other than OEMs are subject to volatility on a regular basis as demand is often unpredictable and is susceptible to price competition on a short-term basis. Any inability to sell products to which we have devoted significant resources or the cancellation or deferral of product orders could result in excess inventory. This could result in future inventory write-downs, which could have an adverse effect on our profit margins and financial results and restrict our ability to fund our operations. We may build memory and component inventories during periods of anticipated growth and in connection with selling workstation boards directly to major OEMs. We could be subject to excess or obsolete inventories and be required to take corresponding write-downs if growth slows or if we incorrectly forecast product demand. A reduction in demand could negatively impact our gross margins and financial results.

The success of our business is dependent on the timely introduction of new products that do not contain errors or defects

The graphics industry is characterized by frequent product introductions and short product life cycles based on constantly improving technologies and new industry standards. In the PC market, it is increasingly important to be among the first to market with new or enhanced products to replace existing products in order to coincide with the introduction of new products by PC OEMs, particularly during the late summer and fall that are the traditional periods in which PC OEMs introduce new products. The consumer electronics markets also have similar design cycles in which new product offerings are traditionally introduced in the fall. This means that we must commit resources to the development and manufacturing of our products without having commitments to purchase from customers. We must also take advantage of new technologies to maintain our competitive edge. If we fail to identify new product opportunities or develop or bring to market these new products or enhancements within the time frame required by customers, if our new products or enhancements are not selected by our customers to be included in their products, or if the products or technologies developed by competitors render our products or technologies non-competitive or obsolete, we may experience reduced demand for our products and loss of market share and our operating results could be adversely affected.

Our business depends to a significant extent on our ability to continually introduce new and enhanced generations of graphics products in order to retain or win customer contracts and maintain ASPs. The life cycles of our products typically range from six to eighteen months. Market demand requires graphics products to incorporate new features and performance standards on an industry-wide basis. Over the life of a specific graphics component, the ASP undergoes regular price reductions. The introduction of new products and enhancements to existing products is necessary to maintain overall corporate ASPs. If we are unable to introduce new products or launch new products without sufficient increases in ASP or increased unit sales volumes capable of offsetting these reductions in ASPs, our revenues, inventories, gross margins and operating results could be adversely affected.

Our business and operating results could be adversely affected if we incur delays in developing new products or enhancements, or if such products or technologies developed by others render our products or technologies non-competitive or obsolete. Products as complex as those offered by ATI may contain defects or failures when introduced or when new versions or enhancements to existing products are released. There can be no assurance that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in recognition or loss of revenues, the diversion of the attention of our engineering personnel from product development efforts and damage to our reputation in the industry. Correcting such errors and failures in our products could require significant expenditures. Any such circumstances could have an adverse effect on our business, financial condition or operating results.

The success of our business is dependent upon our ability to introduce products with required features and performance levels that support and coincide with significant industry transitions

The PC industry is characterized by frequent new product introductions typically centred around hardware and software changes made by Intel and Microsoft. For instance, new PCs are commonly introduced to coincide with new processor, chipset or memory products launched by Intel or new operating systems launched by Microsoft. It is therefore increasingly important that we maintain our ability to introduce new products that take advantage of these industry transitions. In the past, these industry transitions have included the shift to the AGP standard, which underwent a further transition in 2003 with the adoption of the new AGP 8X standard. A new bus standard, PCI Express, will affect the entire PC industry and is expected to be introduced in 2004. Our products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of these transitions and be priced competitively, otherwise, we may lose business as well as the opportunity to retain and obtain design wins until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could adversely affect our revenues. As well, there can be no assurance that the industry will continue to innovate or improve standards or that the industry will introduce these changes when expected or that we will be able to take advantage of these changes. In the event that such occurrences fail to materialize, our business and operating results could be adversely affected.

A substantial portion of our revenues and our financial performance are dependent upon the PC industry which is cyclical in nature

We currently derive a substantial portion of our revenue from the sale of graphics and multimedia products for use in PCs. Although the PC industry grew significantly during the late 1990s, since 2001 PC sales have not experienced similar levels of growth. Historically, the PC and semiconductor industries have been characterized by rapid technological change, cyclical market patterns, significant ASP erosion, fluctuating inventory levels, periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. Growth in PC sales at levels experienced in the past may not occur in the future. Reductions in the sales of PCs reduce the overall demand for our products. Moreover, such changes in demand could be large and sudden, as experienced in fiscal 2001 and in previous years when PC manufacturers built-up inventories in anticipation of a period of significant growth that did not materialize. In such cases, PC manufacturers may abruptly suspend all purchases of additional inventory from their suppliers. In addition, declines in spending by corporations and/or consumers, for example, due to an economic downturn, may negatively affect the PC industry. Any sustained reduction in the demand for PCs could adversely affect our operating results.

The success of our business will be dependent upon the success of our integrated graphics component products

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

Integrated graphics chipsets, which are estimated to account for approximately one-half of the desktop systems sold worldwide, represent a significant share of the PC graphics market. Although we currently have a full product line of IGPs to address the integrated market for the Intel-based IGP market, as well as products that address the AMD-based IGP market, if our products do not successfully address this market segment or we cannot produce products on a cost-effective basis, or if we are unable to obtain required licences for future Intel-based products, our business, financial condition and operating results could be adversely affected.

Our royalty revenues, which can compromise a significant part of our earnings, are dependent upon the success of Nintendo’s GAMECUBE

Our graphics technology for the video game console market is being used by Nintendo in its GAMECUBE products. The only revenues that we receive from this technology are in the form of royalties paid by Nintendo to us based upon the number of GAMECUBE consoles and games sold by Nintendo. Accordingly, our royalty revenues will be directly related to the sales by Nintendo of its GAMECUBE products. We have no control over Nintendo’s marketing efforts. There can be no assurance that sales of Nintendo’s GAMECUBE products will achieve expected levels in the current or future fiscal years. Consequently, the revenues expected by us from this technology may not be fully realized and our operating results may be adversely affected. During the past two fiscal years, a significant amount of our net earnings were derived from Nintendo royalties. Anything that negatively affects the royalties paid by Nintendo to us may adversely affect our operating results.

Our entry into new emerging product markets is subject to a number of uncertainties

We have recently developed graphics and integrated products for the emerging consumer electronics market including DTVs and colour mobile phones. Although this is a relatively new market, there are already a significant number of competitors targeting it. The delay in acceptance of DTV technology has also provided further opportunities for competitors to enter this market. In addition, as the telecommunications, cable and consumer electronics industries and their suppliers undergo a period of convergence, we expect that competition will increase in these markets. Our ability to succeed in these new consumer markets is subject to a number of uncertainties, including acceptance of our products, the development of new technologies sufficient to meet market demand, the need to develop customer relationships, different sales strategies and channels, new and different industry standards from those in the PC market and changing strategic alliances. There can be no assurance that we will be able to successfully compete in these new emerging markets. If we are unable to successfully introduce products in these new markets as they expand, our business, financial condition and operating results could be adversely affected.

The markets in which we carry on business are highly competitive

The markets in which our products are sold are very competitive and are expected to remain as such due to rapid technological changes, frequent product introductions and declining selling prices. Furthermore, the consolidation of our competitors has increased the level of competition in the graphics industry. We believe that the consolidation of our competitors in the PC graphics market segment of the PC market has stabilized and that there are now three main players in the PC market. We believe that the main factors that will determine our competitiveness in the PC market are technical product performance, price, product features, time-to-market, conformity to industry standard application programming interfaces, the ability to deliver consistent volume and quality of products, quality and stability of software drivers as well as technical support. We expect that competition will intensify in these areas and there can be no assurances that our competitors’ products will not be less costly, provide better performance or include additional features that render our products uncompetitive. Increased competition may require us to reduce our prices and/or invest further in R&D and sales and marketing efforts, which may negatively affect our operating results.

Some of our competitors, in particular Intel, have greater financial and other resources than we do and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Further, some competitors have greater access or rights to companion technologies, including interface, processor and memory technical information. They may also be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies. Several of our smaller competitors may have greater flexibility within niche markets and better name recognition in connection with specific market needs. As a result, there can be no assurance that we will be able to maintain our competitive position and market share against current or future competitors. If we do not remain competitive, our business and operating results could be adversely affected.

Intel has a dominant position in the PC industry and has greater resources than we do. Our success is dependent upon our ability to continue to develop products that are both compatible and competitive with Intel’s technology

In 1999, Intel began shipping integrated graphics component products that were targeted at the low-cost PC market. Intel is the world’s largest manufacturer of PC processors and has significantly greater resources than we do. Given its significant leadership position and the large cost of the microprocessor relative to other components within the PC, it is possible that Intel could combine graphics components or functionality with its microprocessors on a cost-effective basis. Our integrated chipset products may not be able to successfully compete with Intel’s products on the basis of price or performance. We expect Intel to invest heavily in R&D and in marketing and selling campaigns to engender brand loyalty with PC manufacturers and users. We also expect Intel to maintain its dominance of the PC platform. These and other selling advantages could render our integrated chipset products uncompetitive on a cost basis.

Due to the widespread adoption of Intel’s microprocessor architecture and interface architecture, including the current AGP interface and the upcoming PCI Express interface expected to be adopted by the industry in 2004, Intel has the ability to create and influence key industry standards in the PC industry. We rely on our ability to obtain and maintain licenses from Intel in order to use certain proprietary Intel technology in our products. Any significant modifications by Intel to the AGP standard, the microprocessor, core logic components or other aspects of the PC microprocessor architecture or any delay in the public release of such modifications could result in incompatibility with our technology. Any such incompatibility or the inability to obtain or the termination of any required license to use such technology could have an adverse effect on our business, financial condition and operating results.

We currently have a full line of IGP products for the Intel-based platform intended to compete with and complement Intel’s family of integrated products. Currently, integrated graphics components interface with Intel microprocessors through an Intel bus. There can be no assurance that Intel will not attempt to prevent us from manufacturing current or future Intel bus compatible products. There can also be no assurance that our products will compete effectively against Intel’s current or future integrated products, that Intel will not aggressively use its industry position to undercut prices, or that Intel will not introduce additional products that are directly competitive with our products.

Intel spokespeople have previously stated that Intel has exited the discrete graphics business. There can be no assurance, however, that Intel will not re-enter the discrete graphics market, that Intel will not license a graphics core from competitors or that Intel will not acquire a graphics accelerator company and again compete with us in the discrete graphics component market.

Our revenues are dependent upon a small number of customers

A significant portion of our revenues are derived from sales made to a small number of customers. In 2003, our top ten customers accounted for approximately 70% of our revenues, with one customer representing 16% of our revenues. We expect that a small number of customers will continue to account for a substantial part of our revenues in the future. Continued sales to these customers, however, are dependent on us continuing to achieve design wins with these customers. The loss of business or failure to achieve design wins from one or more of such customers without adding new sources of revenues would have an adverse effect on our financial results.

Other risks associated with our dependence on a small number of customers include: unexpected delays in the introduction of our customers’ products, resulting in a change in the timing of their orders, extended accounts receivable, cancellation of customer orders resulting in excess inventory and unexpected inventory write-downs and the inability to secure alternative purchasers for our products. Furthermore, if any one of our customers experiences financial difficulty, the risk exists that we may be required to write-off the bad debts of such customer. Any of these events could have an adverse effect on our financial results.

We rely on third party foundries and other contractors to manufacture our products

We are a “fabless” semiconductor company and therefore relies on independent foundries or “fabs” (currently Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp.) to manufacture our component products. We also use independent contractors to perform the assembly, testing and packaging of our products. As is typical in the graphics industry, we obtain manufacturing services on a purchase order basis and our fabs are under no obligation to provide us with any specified minimum quantity of product. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis. There can be no assurance that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. Indeed, continued market acceptance of our products will depend on reliable relationships with our wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. Because it could take several quarters to establish a strategic relationship with a new manufacturing partner, we may be unable to secure an alternative supply for any specific product in a short time frame. Other risks associated with our dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, dependence on several small undercapitalized subcontractors, reduced ability to manage inventory and parts, and exposure to foreign countries and operations, including exposure to political instability and natural disasters.

Currently, the third party wafer plants used to manufacture our products are located in Hsin Chiu and Tainan, Taiwan. Many of our assembly, testing and packaging suppliers are also located in southern Taiwan. On September 22, 1999, Taiwan suffered a major earthquake that measured 7.6 on the Richter scale and disrupted the operations of our manufacturing suppliers and contributed to a temporary shortage of graphics processors. Additional earthquakes or other occurrences that disrupt our manufacturing suppliers may occur in this region in the future. To the extent that the supply from our fabs or other suppliers is interrupted for a prolonged period of time or terminated for any reason, we may not have sufficient time to replace our supply of products manufactured by those fabs.

As well, each wafer manufacturer has unique design rules and proprietary process technology to which we must adapt our products. If we move production of our products to new manufacturers or if current manufacturers implement new process technology or design rules, any transition difficulties may result in lower yields or poorer performance of our products. Any inability of ATI to secure sufficient or reliable supplies of wafers may adversely affect our ability to meet customer demand for our component and board products and, as a result, could have an adverse effect on revenues and operating results.

Our business is dependent upon an adequate supply of component parts from a limited number of suppliers

Certain non-proprietary components (such as memory, PCBs and capacitors) used in the manufacture of our products and by OEMs in the manufacture of desktop and notebook PCs are currently available from only a limited number of sources and are often subject to rapid changes in price and availability. If these suppliers fail to deliver these components or increase prices, we may not be able to find alternative sources of supply. This would result in increased costs, delays or reductions in product shipments, and adversely impact our operating results. We may not be able to pass through to our customers increases in component costs. Any inability to manage fluctuations in component prices may adversely affect our gross margins and operating results.

Our business and operating results are dependent upon achieving planned semiconductor manufacturing yields

The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable production yields from processing wafer. In addition, more complex manufacturing processes, such as the 0.13 micron design technology and 12 inch wafer technology which were introduced last year in the industry, often initially result in lower and more unstable yields. As a consequence of our move to a customer-owned tooling manufacturing process where we have the responsibility for the design and performance of the tooling required for manufacturing, we bear the financial risks and benefits associated with product yields. As such, our profitability is significantly affected by the manufacturing yield that we achieve in the production of our component products. Our inability, in cooperation with our wafer manufacturers, to achieve or maintain planned production yields could have an adverse effect on our business and operating results.

Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until the actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. Furthermore, some defects cannot be identified until tested on a customer’s board design. We face the risk of product recalls resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, our net revenues and profitability could be adversely affected. In addition, yield problems require cooperation by and communication between us and the manufacturer and sometimes the customer as well. The offshore location of our principal manufacturers compounds these risks, due to the increased effort and time required to identify, communicate and resolve manufacturing yield problems. There can be no assurance that we or our fabs will identify in a timely manner, fix and/or achieve acceptable manufacturing yields in the future. Failure to reach planned production yields over time could result in us not having sufficient product supply to meet demand, and/or higher production costs and lower gross margins. This would adversely affect our operating results.

To remain competitive, we must transition to new manufacturing process technologies, however, this transition may result in reduced manufacturing yields and delay the introduction of new products

Process technology defines the minimum transistor size used to design semiconductors. The finer the process technology, the greater the number of transistors a chip designer is able to build into a semiconductor. Our strategy is to use the most advanced process technology appropriate for our products and available from our fabs. We continually assess the benefits of migrating to smaller process technologies in order to improve performance and lower costs. However, the use of more advanced processes may have a greater risk of initial yield problems. We believe that the transition of our products to increasingly smaller process technologies will be important to maintain our competitive position and we intend to migrate to smaller process technologies with our future products as these technologies become viable. Due to the inherent risk of transitioning to new technologies, however, there can be no assurance that we will not experience reduced yields or delays in product delivery dates. Moreover, we are dependent on our third-party fabs to successfully migrate to new manufacturing processes. Any such failure by us or our fabs could have an adverse effect on our business, financial condition and operating results.

Our ability to design and introduce new products in a timely manner is dependent upon third party development tools

In the design and development of new products and product enhancements, we rely on third-party software development tools. While we are not currently dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from graphics products in the future may exceed the capabilities of the software development tools available to us. If the software development tools that we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

Our success is dependent on proprietary technology, however, there can be no assurances that applicable laws will be adequate to prevent misappropriation of our technology

Our success is heavily dependent upon proprietary technology. We rely principally upon a combination of copyright, trademark, patent and trade secret laws, restrictions on disclosures and contractual provisions to protect our proprietary and intellectual property rights. There can be no assurance, however, that these laws and procedures will be adequate to prevent misappropriation of our technology or independent third party development of the same or similar technology. Unauthorized parties may attempt to copy or otherwise obtain and use our technology, which could weaken our competitive position. In addition, there can be no assurance that the protection provided to our proprietary technology by the laws of foreign jurisdictions will be substantially similar to the remedies available to us under the laws of Canada or the United States. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and costly and divert the attention of our technical and management resources whether or not the claims or litigation are determined in our favour.

Our operating earnings will be negatively affected when we are required to expense stock options beginning in fiscal 2005

Since our inception, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with us. The Canadian Institute of Chartered Accountants (“CICA”), has recently approved changes to Canadian generally accepted accounting principles (“GAAP”) that will require us to record a charge against earnings for employee stock option grants beginning in the fiscal year commencing September 1, 2004. This change will have a negative impact on our earnings determined in accordance with GAAP. The amount of the charge against earnings will be dependent upon the number of stock options granted in any fiscal year and will be calculated utilizing the fair-value method of accounting. The new standard requires us to choose from alternative methods of application when adopting the fair-value basis of accounting. We have not yet determined which of the alternatives that we will choose. To the extent that new regulations adopted in Canada or the U.S. make it more difficult or expensive to grant options to employees, we may incur increased cash compensation costs and we may find it difficult to attract, retain and motivate employees; either could materially adversely affect our business and operating results.

Our sales and earnings are subject to foreign currency risks

A substantial amount of our operating expenses are denominated in Canadian dollars. However, our results our reported in U.S. dollars. As a result, an appreciation in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact our earnings. In fiscal 2003, the rise of the Canadian dollar relative to the U.S. dollar from 64 cents to 73 cents had an approximate $5.0 million negative impact on our operating earnings. Should the Canadian dollar remain at current levels of 76 cents relative to the U.S. dollar, we expect an approximate $17 million increase in expenses in fiscal 2004 relative to fiscal 2003 solely due to the rise in value of the Canadian dollar.

The majority of our product sales are denominated in U.S. dollars. To the extent that our products are purchased by customers using currencies other than the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the local currency can cause increases or decreases in the cost of our products in the local currency of such customers. An appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

Our business is subject to operational and financial risks associated with our international operations

We maintain operations in a number of other countries including the United States, Germany, Japan, Taiwan, Hong Kong, Malaysia, China and Barbados. In addition, a substantial portion of our products are manufactured, assembled and tested by independent third parties in the Asia-Pacific region. We sell the majority of our products in the United States, Europe and the Asia-Pacific region. Accordingly, we are subject to various geopolitical risks in connection with our international sales and operations. These risks include political and economic instability, changes in diplomatic and trade relationships, natural disasters and unexpected changes in legislative or regulatory requirements. These risks could result in an increase in the cost of components, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially adverse taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have an adverse effect on our revenues and operating results.

Any legal or regulatory proceedings brought against us may be time-consuming and costly to defend and, if we are unsuccessful in defending against them, may be detrimental to our business and financial condition

We are subject to legal proceedings and claims that arise in the ordinary course of business. On January 16, 2003, the Ontario Securities Commission (the “OSC”) filed a notice of hearing and statement of allegations against us and certain of our present and former directors and officers, including our Chief Executive Officer. We have incurred substantial costs associated with the regulatory proceedings and cannot predict the level of additional costs that will be incurred in the future. If, as has been requested by OSC staff, our Chief Executive Officer is prohibited from being an officer or director of ATI, it could have a material adverse effect on our business and results of operations and could have an adverse impact on the market price of our common shares.

Please see “Narrative Description of the Business – Legal Proceedings and Regulatory Matters” for a description of class action proceedings in the United States and the regulatory proceedings in Ontario.

In addition, the industries in which we compete are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. There is a risk that our current or future products may infringe third-party intellectual property rights. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation, cause product shipment delays or stoppages or require us to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. In the event that a third party were to sustain a valid claim against us or our customers and we are not able to procure a license to permit the continued use of the third party’s intellectual property, our operating results could be adversely affected. We may also be required to pay damages or lost profits, modify our products, discontinue products and/or indemnify our customers. Should any such claims or proceedings against us be successful, our business, financial condition and operating results may be adversely affected.

Our inability to maintain adequate levels of insurance, particularly in Taiwan, could adversely affect our operating results in the event of a significant loss

To the extent available on commercially reasonable terms and subject to underwriting conditions, exclusions and deductibles, we maintain insurance coverage with recognized, licensed insurers against loss or damage to our assets, including losses as a result of unforeseen business interruptions. Property and business interruption insurance coverage is only available on a limited basis with respect to assets and property located in certain geographical areas, particularly Taiwan. A significant amount of our inventories are produced and stored in Taiwan, prior to delivery to customers. Damage to the inventories held in Taiwan, as a result of a natural disaster or other cause, could result in a significant loss for which no insurance coverage would be available. In the event insurance coverage is not available or is subject to limits or significant deductibles or is denied in respect of any losses or claims, our business, financial condition and operating results could be adversely affected.

Our business is dependant on our head office remaining free from a major shut down

Our international operations depend on the availability of administrative support in areas such as finance, human resources and sales in order to operate efficiently in their local markets and complete transactions with our customers. Our international offices, particularly those in the Asia-Pacific region, where a majority of our sales take place, do not have local administrative support in a number of these areas. In August 2003, our head office in Markham, Ontario experienced a temporary shut down due to a widespread power blackout in Ontario and the northeastern United States. In the spring of 2003, the outbreak of the SARS virus in the Toronto area also impacted employees at our head office. Any unexpected and prolonged shut down of our head office in the future for any reason whatsoever could hinder our ability to effectively and efficiently manage our international business operations and could adversely affect our revenues and operating results.

Future acquisitions may have a significant impact on our business and financial condition and could result in dilution of the current common shareholders

We may pursue product or business acquisitions in order to complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. The negotiation of potential acquisitions could divert management’s time and resources and require significant funds to consummate. The process of combining with another company or integrating an acquired product may be disruptive to our business and may result in unforeseen operating difficulties requiring significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in us incurring contingent liabilities and amortization expenses related to intangible assets, all of which could have an adverse effect on our financial condition and operating results.

Further, we may finance future acquisitions through borrowings or otherwise incur indebtedness in connection with acquisitions. We may be required to generate cash flow from operations to service that indebtedness and may not be able to do so. We may also be required to refinance this indebtedness upon its maturity and we may not be able to do so on acceptable terms. In addition, if we consummate one or more significant acquisitions through the issuance of common shares, holders of common shares could suffer significant dilution of their ownership interests.

The success of our business is dependent upon our ability to recruit and retain key employees

Our success is dependent on the performance and continued service of our executive officers and certain key employees. None of our officers or employees are bound by an employment contract nor do we have “key person” life insurance policies on any of our employees. Competition for high-level engineering, marketing, sales and executive personnel is intense. Key employees may pursue equity opportunities elsewhere. Start-up companies generally offer greater equity opportunities to attract individuals from more established companies. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of certain key managers and executives or the failure to attract, hire and retain additional key employees could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers and potential customers, or manage our business effectively.

Our business and products are subject to government regulation

Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions regulate our business. Our board-level graphics accelerator products are required to meet the standards set by Industry Canada, the Federal Communications Commission in the United States and the European Economic Community in order to ensure that they do not interfere with the operation of other consumer electronics products. Any significant delays in meeting the standards applicable to our products in the future could adversely affect our competitive and financial position.

Our business is subject to potential tax liabilities

We are subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, there is no assurance that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material effect on our income tax provision and net income in the period or periods for which that determination is made.

3.13 Legal Proceedings and Regulatory Matters

On December 16, 2002, we disclosed that staff of the OSC had raised concerns regarding the timeliness of our announcement on May 24, 2000 of a shortfall in our revenues and earnings for the third quarter of our 2000 fiscal year. We also reported that we were aware that OSC staff had raised concerns about trading that took place prior to the announcement by certain of our insiders and others, including certain directors and officers. On January 16, 2003, OSC staff filed a notice of hearing and statement of allegations in relation to us and others. The notice alleged that we failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The notice also alleged that we made a misleading statement to OSC staff in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the notice. The notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act (Ontario). We cannot measure the extent to which the negative publicity and uncertainty relating to these proceedings are impacting our business and/or financial condition. We cannot currently predict with any certainty the extent of the impact that these proceedings will continue to have on our business due to the uncertainty of the timing and nature of their resolution or whether any fines or penalties will be imposed on us by the OSC that might have a material adverse effect on its business or financial condition. One of the remedies sought by OSC staff against the named individuals, including Mr. Ho, is a prohibition on acting as a director or officer of a public company. If Mr. Ho is prohibited from being an officer or director of ATI, it could have an adverse effect on our business and results of operations and could have an adverse impact on the market price of our common shares. We have incurred substantial costs to date in connection with the OSC notice of hearing and expect to incur additional costs in the future which could materially and adversely affect our operating results and financial condition. These proceedings and any resulting penalties or fines may have a material adverse impact on the market price of our common shares and our ability to raise equity financing in the future or complete acquisitions involving the issuance of our common shares as all or a portion of the purchase price.

In May and June 2001, certain holders of our securities commenced four class action lawsuits in the United States District Court for the Eastern District of Pennsylvania (the “Court”) alleging that we and certain of our directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to our business operations, prospects and financial conditions. These lawsuits were filed on behalf of shareholders who acquired our common shares between January 13, 2000 and May 24, 2000. The plaintiffs were seeking compensatory and punitive damages in each of the class actions. The Court consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. On July 23, 2002, the Court granted in part and denied in part the defendants’ motion to dismiss the consolidated amended complaint, and the parties thereafter engaged in fact discovery concerning the claims remaining in the lawsuit. On November 1, 2002, the Court granted the plaintiffs’ motion for class certification and certified a class of all persons or entities who purchased our common shares on the NASDAQ National Market during the period of January 13, 2000 through May 24, 2000. Following a Court ordered mediation, the parties reached an agreement providing for the full and complete settlement of all claims asserted in the consolidated lawsuits for a cash payment by ATI of $8.0 million. The terms of the Stipulation and Agreement of Settlement, which received court approval on April 28, 2003, included no admission of liability or wrongdoing by ATI or other defendants. During the fourth quarter of fiscal 2003, we received $3.3 million from our insurers as its contribution toward the settlement payment.

In May 2003, Cirrus Logic (“Cirrus”) brought suit against us in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus patent had been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998. In September 2003, ATI and Cirrus announced that we had entered into a cross-license agreement and had settled all outstanding litigation. Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and ATI were dismissed. In connection with the settlement, Cirrus transferred to us a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and we paid Cirrus $9.0 million.

ITEM 4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize selected financial information for ATI on a consolidated basis during the last three fiscal years.

	(Thousands of U.S. dollars, except per share amounts)
Statement of Operations Data
	2003	2002	2001
		(Restated1)	(Restated1)
Revenues	$ 1,385,293	$ 1,015,779	$ 1,040,365
Cost of goods sold	952,001	682,385	799,038

Gross margin	433,292	333,394	241,327

Expenses
Selling and marketing	96,925	77,920	75,594
Research and development	212,976	164,609	149,465
Administrative	39,413	35,662	37,261
Amortization and write-down of goodwill
and intangible assets	10,767	97,501	114,507
Other charges	28,724	--	--

	388,805	375,692	376,827

Income (loss) from operations	44,487	(42,298)	(135,500)
Interest and other income, net	4,382	732	64,131
Interest expense	(1,899)	(659)	(1,180)

Income (loss) before income taxes	46,970	(42,225)	(72,549)
Income taxes (recovery)	11,741	6,854	(18,760)

Net income (loss)	$ 35,229	$ (49,079)	$ (53,789)

Net income (loss) per share
Basic	$0.15	$(0.21)	$(0.23)
Diluted	$0.14	$(0.21)	$(0.23)
Balance Sheet Data
Working capital	$ 430,288	$357,804	$321,325
Capital assets	86,890	95,838	71,487
Total assets	1,116,058	909,370	844,958
Total long-term debt	28,073 [2]	15,798 [3]	--
Shareholders' equity	699,609	643,178	679,400

[1]	See Note 1(q) to our Consolidated Financial Statements for the year ended August 31, 2003 included in our 2003 Annual Report for an explanation of the restatement.

2	Comprised of a capital lease obligation.

3	Comprised of a capital lease obligation and mortgage payable.

Dividend Policy

We have neither declared nor paid any cash dividends to date on its outstanding shares. We intend to retain our future earnings to finance the development of our business and, accordingly, do not anticipate paying any cash dividends on our common shares in the foreseeable future.

ITEM 5. MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Operating Results and Financial Position, as set out on pages 10 to 28 of our 2003 Annual Report is incorporated herein by reference.

ITEM 6. MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange under the symbol “ATY” and the NASDAQ National Market under the symbol “ATYT”.

ITEM 7. DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with ATI and principal occupation of each of the directors and corporate officers of ATI as of December 31, 2003. Directors of ATI hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

7.1 Directors

Name and Municipality of Residence	Position Held in the Company	Director Since	Principal Occupation

K.Y. HO	Chairman, Chief Executive	1986	Officer of ATI
Toronto, Ontario	Officer and Director

ALAN D. HORN (1)(4)	Director	1993	Vice President, Finance and
Toronto, Ontario			Chief Financial Officer, Rogers
			Communications Inc., a cable,
			internet access, wireless data,
			broadcasting and publishing
			company.

JAMES D. FLECK (1)(2)(3)(5)	Director	1995	Chairman, Fleck Management
Toronto, Ontario			Services Ltd., a management
			services company.

PAUL RUSSO (2)	Director	2002	Chairman, President and
Los Altos Hills, California			Chief Executive Officer,
			Silicon Optix Inc., a fabless
			semiconductor company.

RONALD CHWANG (3)	Director	2003	Chairman and President, Acer
Los Altos Hills, California			Technology Ventures, America
			LLP, a high-tech venture capital
			company.

JOHN E. CALDWELL (1)(2)(3)(4)	Director	2003	Independent consultant and
Toronto, Ontario			corporate director.

Name and Municipality of Residence	Position Held in the Company	Director Since	Principal Occupation

ROBERT A. YOUNG (1)	Director	2003	Chairman and Chief Executive
New Canaan,			Officer, IRT, Inc., a personal
Connecticut			investment company.

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Governance and Nominations Committee.

(4)	Mr. Horn and Mr. Caldwell would each be considered a “financial expert” as defined under the United States Sarbanes-Oxley Act of 2002 and the rules of the United States Securities and Exchange Commission.

(5)	Lead director of the Board.

We do not have an executive committee. During the past five years, all of our directors have held their principal business affiliations as noted opposite their respective names except that:

(a)	prior to April 2000, Dr. Russo was the Chief Executive Officer of Genesis Microchip Inc.;

(b)	prior to October 2002, Mr. Caldwell was a consultant to GEAC Computer Corporation Limited (“GEAC”) and prior to December 2001, Mr. Caldwell was the President and CEO of GEAC; prior to October 1999, Mr. Caldwell was the President and CEO of CAE Inc.; and

(c)	prior to February 2002, Dr. Young was the Chairman and CEO of Curl Corporation; prior to December 1997, Dr. Young was Managing Director with Dillon, Read & Co. and prior to December 1986, Dr. Young was the President of IBM Instruments.

Mr. Caldwell was also a director of Mosaic Group Inc. (“Mosaic”) in December 2002 when it obtained a court order under the Companies Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure.

7.2 Corporate Officers

Name and Municipality of Residence	Position Held in the Company	Principal Occupation

K.Y. HO	Chairman and Chief Executive Officer	Officer of ATI
Toronto, Ontario

DAVID ORTON	President and Chief Operating Officer	Officer of ATI
Los Altos, California

TERRY NICKERSON	Senior Vice President, Finance and Chief	Officer of ATI
Mississauga, Ontario	Financial Officer

MICHEL CADIEUX	Senior Vice President, Corporate Services	Officer of ATI
Aurora, Ontario

ADRIAN HARTOG	Senior Vice President and General Manager,	Officer of ATI
Toronto, Ontario	Consumer Business Unit

RICK BERGMAN	Senior Vice President, Marketing and General	Officer of ATI
San Jose, California	Manager, Desktop Business Unit

RICK HEGBERG	Senior Vice President, Worldwide Sales	Officer of ATI
Mendham, New Jersey

PHIL EISLER	Vice President and General Manager, Integrated	Officer of ATI
Toronto, Ontario	and Notebook Business Unit

HENRY QUAN	Vice President, Corporate Development	Officer of ATI
Woodbridge, Ontario

GIL CHRISTIE	Vice President, Board Operations	Officer of ATI
Thornhill, Ontario

JIM SETO	Vice President, ASIC Engineering Operations	Officer of ATI
Richmond Hill, Ontario

LOUISE CRAGG	Vice President, Information Technology	Officer of ATI
Toronto, Ontario

RAYMOND LI	Vice President, Hardware Engineering	Office of ATI
Toronto, Ontario

BENJAMIN BAR-HAIM	Vice President, Software Engineering	Officer of ATI
Richmond Hill, Ontario

BRYAN ROBB	Vice President and General Counsel	Officer of ATI
Toronto, Ontario

JASON PETERSON	Vice President, Finance	Officer of ATI
Toronto, Ontario

DEAN BLAIN	Corporate Secretary	Solicitor
Toronto, Ontario

During the past five years, all of the corporate officers of ATI have held the positions noted opposite their respective names or other senior positions with ATI, except:

o	David Orton who, prior to April 2000, was President and Chief Executive Officer, ArtX, Inc. and, prior to May 1999, was Senior Vice President and General Manager, Visual Computing and Scalable Systems, Silicon Graphics Inc.

o	Terry Nickerson who, prior to November 2000, was Vice President, AGD Division, Stackpole Limited; prior to December 1998, was Vice President Finance and Chief Financial Officer, Stackpole Limited; and prior to April 1998, was Executive Vice President, Rathon Inc., a subsidiary of Molson, Inc.

o	Michel Cadieux who, prior to September 2000, was Vice President, Human Resources, at Telemedia Communications Inc. and, prior to January 1998, was Vice President, Human Resources, at ING Bank of Canada.

o	Gil Christie who, prior to April 1999, was Director of Operations, Digital Equipment of Canada.

o	Louise Cragg who, prior to September 2000, was Vice President, Information Technology, Cara Restaurant Operations and, prior to July 1998, was Vice President, Information Systems and Technology, Tibett & Britten.

o	Rick Bergman who, prior to January 2001, was Chief Operating Officer of S3 Graphics, a division of SONICblue Inc.

o	Rick Hegberg who, prior to January 2003, was the Chief Executive Officer of Net Octave; prior to January 2001, was the Vice President, North American Sales of Agere Systems Inc. (formerly Lucent Microelectronics); and prior to October 1997, was Vice-President, Worldwide Sales and Marketing of Trident Microsystems, Inc.

o	Bryan Robb who, prior to March 2001, was Vice President, Corporate Affairs and General Counsel of Cedara Software Corp.

o	Benjamin Bar-Haim who, prior to January 2001, was President of Array Systems Computing.

o	Jason Peterson who, prior to October 2003, was Director of Strategic Planning at ATI; prior to January 2001, was the Controller for ATI Research Silicon Valley Inc.; prior to April 2000, was the Corporate Controller for ArtX; and prior to October 1999, was a Controller for various business units at Phillips Semiconductor.

As at December 15, 2003, the directors and senior officers of ATI as a group beneficially owned, directly or indirectly, or exercised control or direction over 7,076,391 common shares, representing approximately 2.9% of the outstanding common shares of the Company. The information as to shares owned indirectly or over which control or direction are exercised by the directors and officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

The success of the Company is dependent on the services of a number of members of senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s operations and business prospects.

ITEM 8. ADDITIONAL INFORMATION

8.1 Annual Report and Management Information Circular

Additional information with respect to ATI, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities and interests of insiders in material transactions is contained, where applicable, in our Management Information Circular dated December 19, 2003 (“2003 Circular”). Additional financial information is provided in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the 2003 Annual Report.

Copies of our 2003 Annual Report, 2003 Circular and of this Annual Information Form may be obtained upon request from the Corporate Secretary or our Investor Relations Department.

At any time while our securities are in the course of a distribution, the Corporate Secretary will provide any person, upon request, with a copy of: (i) this Annual Information Form; (ii) our most recent annual report containing the audited consolidated financial statements of ATI for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of ATI subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the final short form prospectus filed in connection with such distribution of securities.

8.2 Description of Share Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2003, 244,624,109 common shares and no preferred shares were issued and outstanding. The material provisions of the common shares and the preferred shares are summarized below.

Common Shares

The common shares entitle holders to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of the preferred shares, the common shares also entitle holders to receive any dividends declared by the board of directors and our remaining property after ATI is dissolved.

Preferred Shares

The preferred shares are issuable in one or more series. Subject to our articles, the board of directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. The preferred shares rank prior to the common shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares are entitled by law to vote as a class, the holders of preferred shares will not be entitled to vote at meetings of shareholders unless, with respect to any series of preferred shares, the payment of dividends is in arrears. The holders of the preferred shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class of shares ranking in priority to or on a parity with the preferred shares, to effect an exchange or a reclassification or cancellation of the preferred shares or to increase the maximum number of authorized shares of a class ranking in priority to or on a parity with the preferred shares.

8.3 Share Option Plans

We have established a Share Option Plan (the “Option Plan”) for the benefit of our directors, officers and employees. Subject to the requirements of the Option Plan, the board of directors has the authority to select those individuals to whom options will be granted and the number of options to be granted to each individual. The exercise price for purchasing common shares upon exercise of options granted under the Option Plan is determined as the weighted average of the trading prices for common shares on the Toronto Stock Exchange or the NASDAQ National Market for the five trading days preceding the date on which the board of directors determines that the grant of the option is to be effective. The options are not transferable. Each option, unless sooner terminated pursuant to the provisions of the Option Plan, expires on the date determined by the board of directors, which date cannot be later than ten years from the date the option was granted.

The aggregate number of common shares that are available for issuance under the Option Plan, or pursuant to other share compensation arrangements that we have established, is limited to 47,000,000 common shares. The aggregate number of common shares which may be reserved for issuance to any one person cannot exceed 5% of the common shares issued and outstanding. In addition, the number of common shares which may be reserved for issuance and which may be issued within a one year period pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other compensation arrangements that we have established is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one year period. Furthermore, the number of common shares which may be issued within a one year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one year period.

As at December 31, 2003, options to purchase an aggregate of 24,081,511 common shares were outstanding, which have been granted by ATI to directors, officers and employees under the Option Plan. Of such options, options to purchase an aggregate of 3,707,932 common shares have been granted to twenty-eight officers of ATI at exercise prices ranging from Cdn.$6.84 to Cdn.$23.37 and having terms expiring from May 2004 to August 2010. Options to purchase an aggregate of 355,000 common shares have been granted to three directors of ATI who are not also officers at exercise prices ranging from Cdn.$9.59 to Cdn.$23.37 and having terms expiring from January 2004 to January 2008. Options to purchase an aggregate of 20,018,579 common shares have been granted to employees of ATI other than officers and directors at exercise prices ranging from Cdn.$5.97 to Cdn.$23.37 and having terms expiring from January 2004 to November 2010.

When we acquired ArtX, we assumed all options outstanding under ArtX’s 1997 Equity Incentive Plan (the “ArtX Plan”). Each option that we assumed is exercisable upon the same terms and conditions (including vesting provisions) as under the ArtX Plan and the applicable option agreement issued thereunder, except that each option is exercisable for common shares of ATI and the number of shares and the exercise price have been adjusted to reflect the exchange ratio for the acquisition. At the time of the acquisition, an aggregate of 7,006,649 common shares of ATI were issuable pursuant to these previously issued ArtX options. In general, options granted under the ArtX Plan vested immediately or within specified time periods or pursuant to specified events as determined by the board of directors of ArtX. Most options granted under the ArtX Plan vested over a 50-month period and expire by the tenth anniversary of the date of grant. No additional options will be issued pursuant to the ArtX Plan.

Under the ArtX Plan, as at December 31, 2003, options to purchase an aggregate of 2,126,628 common shares of ATI were outstanding, which had been granted by ArtX to directors, officers, employees and consultants of ArtX. Of such options, options to purchase an aggregate of 316,216 common shares of ATI are held by persons who are now officers of ATI at exercise prices ranging from $0.09 to $0.93 and expiring from October 2007 to November 2009. Options to purchase an aggregate of 1,810,412 common shares of ATI are held by persons who are now our employees at exercise prices ranging from $0.09 to $0.93 and having terms expiring from April 2008 to March 2010.

8.4 Employee Share Purchase Plan

We have established an Employee Share Purchase Plan (the “Purchase Plan”) for the benefit of our full time employees. Under the Purchase Plan, employees are entitled to purchase common shares through payroll deductions by contributing up to 10% of his or her annual compensation to the Purchase Plan each year. Under the Purchase Plan, common shares are purchased on the open market by the plan administrator. We contribute $1.50 to the Purchase Plan for every $9.00 contributed by employees and pays brokerage and administration charges in connection with the purchase of the common shares under the Purchase Plan.

8.5 Restricted Share Unit Plans

In October 2003, we announced the adoption of plans to grant restricted share units (“RSUs”) as a part of our overall stock-based compensation program. The restricted share unit plans (the “RSU Plans”) include: a plan for Canadian employees and directors (the “Canadian Plan”), a plan for U.S. employees and directors (the “U.S. Plan”), and a plan for all other employees and directors (the “Global Plan”). The RSU Plans allow employees to earn actual common shares (or cash in lieu of shares under the Global Plan) of ATI over time, rather than options that give employees the right to purchase stock at a set price. RSUs will be accounted for as a compensation expense under the fair value method of accounting. For the RSUs awarded to employees in respect of fiscal 2003, we incurred an approximate total cash outlay of $22 million to purchase the common shares required to satisfy these RSU obligations and estimate that an expense (to record this cash outlay) of approximately $2 million will be incurred for every quarter until the end of the vesting period in October 2006.

In all of the RSU Plans, the board of directors determines which employees and directors are entitled to participate in the plan (the “participants”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants will be credited to an account that is established on their behalf and maintained in accordance with the plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such shares under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the board.

Under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, we will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting period has been met. Similarly, under the U.S. Plan, we will provide funds to a U.S. broker, who purchases common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting period.

Under the Global Plan, participants are not entitled to receive common shares upon the vesting of their RSUs. Rather, once an RSU vests, the participant under the Global Plan is only entitled to receive a cash payment from us equal to the number of RSUs awarded to such participant multiplied by the weighted average trading price of the common shares on the NASDAQ National Market over the five trading days immediately preceding the relevant vesting date. Grants of RSUs under the Global Plan are accounted for using variable plan accounting whereby the value of the RSUs and their related amortization are adjusted based on the underlying value of ATI’s common shares at the end of each quarter.

We have awarded a total of 1,556,239 RSUs. 953,931 RSUs have been awarded under the Canadian Plan, 513,962 RSUs have been awarded under the U.S. Plan and 88,346 RSUs have been awarded under the Global Plan. Of the RSUs awarded, 1,297,039 RSUs have been awarded to employees (excluding officers and directors), and 259,200 RSUs have been awarded to officers. No RSUs have been awarded to directors. All RSUs that have been awarded vest over a period of three years.

Pursuant to Rule 4350(i)(1)(A) of the NASDAQ rules (the “Nasdaq Rule”), the Company is required to seek shareholder approval of any equity compensation plans it intends to adopt. In connection with the RSU Plans, however, an exemption from the Nasdaq Rules was obtained in September 2003 since the rules and regulations of the Toronto Stock Exchange do not require shareholder approval for compensation plans which do not involve an issuance of shares from treasury and on the basis that obtaining shareholder approval would therefore have been contrary to generally accepted practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

ATI Technologies Inc. (the "Registrant") hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or to transactions in said securities.

B.	Consent to Service of Process

The Registrant previously has filed with the SEC a Form F-X in connection with the Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

As of the Registrant's fiscal year end, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of August 31, 2003, the end of the period covered by the annual report to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

As recommended by the Securities and Exchange Commission (the "SEC") in its adopting release, we will continue to periodically evaluate our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.
//David Orton//

David Orton
President and Chief Operating Officer

Date: January 16, 2004

EXHIBIT INDEX

		Sequential Page No.

1.	Comparative consolidated financial statements for the year ended August 31, 2003, together with the auditors' report thereon	49

2.	Management's Discussion and Analysis of Operating Results and Financial Position.	77

3.	Consent of auditors - KPMG LLP dated September 29, 2003.	97

4.	Officers' certifications required by Rule 13a-14(a) or Rule 15d-14(a).	98

5.	Officers' certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.	103

6.	Code of Ethics.	106