Form 40-F
period 2004-08-31
ATI TECHNOLOGIES INC
filed 2005-01-18
CIK 1065331

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[X]    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: August 31, 2004            Commission File Number 029872

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at August 31, 2004–249,278,125 Commom Share oustanding

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

Yes  ___X___          No  ______

The total number of pages in this document is 104
The exhibit index is located on page 7.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the fiscal year of ATI Technologies Inc. (the “Registrant”), an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of August 31, 2004, the end of the period covered by the annual report to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

There has been no change in the Registrant’s internal control over financial reporting during the year ended August 31, 2004 that materially affected, or that is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

As recommended by the Securities and Exchange Commission (the “SEC”) in its adopting release, we will continue to periodically evaluate our disclosure controls and procedures and internal control over financial reporting and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that each of Mr. Alan D. Horn and John E. Caldwell is an audit committee financial expert and is independent, as that term is defined by the National Association of Securities Dealers, Inc.’s corporate governance standards applicable to the Registrant. The SEC has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “ATI Code of Ethics”. The ATI Code of Ethics applies to all directors, officers and employees of the Registrant, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The ATI Code of Ethics was filed as an exhibit to the Registrant’s Form 40-F filed with the SEC on January 20, 2004 and has not been amended since that date.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP billed the following fees in each of the fiscal years ended August 31, 2003 and 2004 for professional services rendered to the Registrant:

Fees	2004	2003
Audit Fees[1]	$ 577,000	$ 308,000
Audit-Related Fees[2]	93,000	83,000
Tax Fees[3]	190,000	195,000
All Other Fees[4]	420,000	845,000

Total	$1,280,000	$1,431,000

[1]	Audit Fees comprise professional services for the audit of the Registrant’s annual financial statements, interim review procedures performed in connection with the Registrant’s quarterly reports, and services normally provided in connection with the Registrant’s statutory and regulatory filings. In fiscal 2004, these fees included audit fees incurred in connection with the preparation of the Registrant’s Form F-10 registration statement and Canadian base shelf prospectus.

[2]	Audit-Related Fees include fees associated with other accounting advisory and assistance services.

[3]	Tax Fees comprise amounts paid for tax services including tax compliance, tax advice and tax planning.

[4]	All Other Fees comprise amounts paid relating to services other than those reported in the other categories above. These fees related to services provided to the legal counsel retained by the Board of Directors in connection with the notice of hearing filed by staff of the Ontario Securities Commission in January 2003.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Board of Directors, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Policy”). Under the Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Registrant;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources services;

•	broker or dealer, investment advisor or investment banking services on behalf of the Registrant; and

•	legal services and expert services unrelated to the audit.

The Policy also permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

OFF-BALANCE SHEET ARRANGEMENTS

ATI does not have any off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The disclosure provided under “Liquidity and Capital Resources — Commitments” on page 91 in Exhibit 3, Management’s Discussion and Analysis of Operating Results and Financial Position, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40–F arises, or to transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40–F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

//David Orton//

David Orton
President and Chief Executive Officer

Date: January 14, 2005

EXHIBIT INDEX

		Sequential Page No.

1.	Annual Information Form dated as of January 14, 2005.	8

2.	Comparative consolidated financial statements for the year ended August 31, 2004, together with the auditors' report thereon.	54

3.	Management's Discussion and Analysis of Operating Results and Financial Position for the year ended August 31, 2004.	80

4.	Consent of KPMG LLP dated September 30, 2004.	100

5.	Certificate of David Orton required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	101

6.	Certificate of Terry Nickerson required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	102

7.	Certificate of David Orton required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.	103

8.	Certificate of Terry Nickerson required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.	104

9.	ATI Code of Ethics (incorporated by reference to Exhibit 6 to the Registrant's Form 40-F (SEC File No. 000-29872) filed with the SEC on January 20, 2004).*

*Previously filed.