Form 40-F/A
period 2004-08-31
ATI TECHNOLOGIES INC
filed 2005-03-30
CIK 1065331

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

[Check one]

[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended	Commission File Number
August 31, 2004	029872

ATI TECHNOLOGIES INC.
 (Exact name of registrant as specified in its charter)

Canada	5045, 3575

(Province or other jurisdiction of	(Primary Standard Industrial
incorporation or organization)	Classification Code Number (if applicable))

1 Commerce Valley Drive East	CT Corporation System
Markham, Ontario, Canada L3T 7X6	111 Eighth Avenue
(905) 882-2600	New York, NY 10011
(212) 894-8700

(Address and telephone number of	(Name, address (including zip code) and
Registrant’s principal executive offices)	telephone number (including area code) of agent
for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

          [ ] Annual information form           [ ] Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:          As at August 31, 2004 – 249,278,125 Common Shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ______          No  ___X___

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ___X___           No  ______

The total number of pages in this document is 7.
The exhibit index is located on page 5.

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report of ATI Technologies Inc. (the “Registrant”) on Form 40-F/A for the year ended August 31, 2004 is filed herewith for the sole purpose of supplementing the information contained in the Registrant’s Annual Report on Form 40-F dated January 14, 2005 by disclosing that pursuant to Rule 4350(a)(i) of the Nasdaq Stock Market, Inc. (“NASDAQ”) Market Rules, the Registrant relies on the following exemptions:

1)

an exemption from Rule 4350(f) of the Marketplace Rules granted to the Registrant in connection with its initial listing on the NASDAQ in 1998, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. In accordance with the provisions of section 139(1) of the Canada Business Corporations Act (the “CBCA”), the Registrant’s by-laws provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. The Registrant understands that it is not unusual for a similar quorum requirement to be found in the by-laws of other publicly-traded corporations subject to the CBCA; and

2)

an exemption from Rule 4350(i)(1)(A) of the Marketplace Rules granted to the Registrant on February 18, 2005, requiring that each Nasdaq-quoted company obtain shareholder approval of certain amendments to equity compensation plans. The exemption was granted to the Registrant in connection with the following amendments made to its share option plan (the “Plan”): (i) setting forth additional terms and conditions for the Registrant’s employees in India; (ii) reducing the maximum term of future options to 7 years from 10 years; (iii) allowing unvested options to vest immediately upon the death of a participant; (iv) allowing, in the Registrant’s discretion, continued vesting of a participant’s options upon termination of employment other than for cause; and (v) allowing the Registrant’s board of directors to establish an exercise price for an option that is greater than the then current fair market price for the Registrant’s common shares (collectively, the “Amendments”). Under Canadian law, the Amendments to the Plan do not require shareholder approval. In addition, on November 19, 2004, the Toronto Stock Exchange (the “TSX”) confirmed that there is no requirement under the rules of the TSX that the Registrant’s shareholders approve the Amendments to the Plan. The Registrant understands that it is not unusual for other corporations with securities listed on the TSX to make similar amendments to their share option plans without shareholder approval.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

        The Registrant hereby undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40–F/A arises, or to transactions in said securities.

B.    Consent to Service of Process

        The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40–F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

//David Orton//
David Orton
President and Chief Executive Officer

Date: March 30, 2005

EXHIBIT INDEX

		Sequential Page No.
1.	Certificate of David Orton required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	6
2.	Certificate of Patrick Crowley required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	7