Form 40-F
period 2005-08-31
ATI TECHNOLOGIES INC
filed 2005-11-25
CIK 1065331

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[X]    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended August 31, 2005	Commission File Number 029872
ATI TECHNOLOGIES INC. (Exact name of registrant as specified in its charter)

Province of Ontario, Canada	5045, 3575
(Province or other jurisdiction of	(Primary Standard Industrial
incorporation or organization)	Classification Code Number (if applicable))

1 Commerce Valley Drive East	CT Corporation System
Markham, Ontario, Canada L3T 7X6	111 Eighth Avenue
(905) 882-2600	New York, NY 10011
(212) 894-8700
(Address and telephone number of	(Name, address (including zip code) and
Registrant's principal executive offices)	telephone number (including area code) of agent
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

As at August 31, 2005 – 251,473,305 Common Shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ______          No  ___X___

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ___X___          No  ______

The total number of pages in this document is 126.
The exhibit index is located on page 7.

DISCLOSURE CONTROLS AND PROCEDURES

        As of the end of the fiscal year of ATI Technologies Inc. (the “Registrant”), an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of August 31, 2005, the end of the period covered by the annual report, to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

        There has been no change in the Registrant’s internal control over financial reporting during the year ended August 31, 2005 that materially affected, or that is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Alan D. Horn, James D. Fleck, John E. Caldwell and Robert A. Young.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP billed the following fees in each of the fiscal years ended August 31, 2005 and 2004 for professional services rendered to the Registrant:

Fees	2005	2004

Audit Fees(1)	$ 699,000	$ 577,000
Audit-Related Fees(2)	169,000	93,000
Tax Fees(3)	357,000	190,000
All Other Fees(4)	9,000	420,000

Total	$1,234,000	$1,280,000

(1)	Audit fees comprise professional services for the audit of the Registrant’s annual financial statements, interim review procedures performed in connection with the Registrant’s quarterly reports, and services normally provided in connection with the Registrant’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

(2)	Audit-Related Fees include fees associated with other accounting advisory and assistance services such as due diligence assistance, accounting consultation on proposed transactions and SOX advisory services.

(3)	Tax Fees comprise amounts paid for tax services including tax compliance, tax advice and tax planning.

(4)	All Other Fees comprise amounts paid relating to services other than those reported in the other categories above.

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

        None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under “Note 1(q) – Financial Instruments” and “Note 2 – Financial Instruments” of the “Notes to Consolidated Financial Statements” on pages 71 and 72 of Exhibit 2, Comparative Consolidated Financial Statements, is incorporated by reference herein.

CONTRACTUAL COMMITMENTS

        The disclosure provided under “Liquidity and Capital Resources – Commitments” on page 112 of Exhibit 3, Management’s Discussion and Analysis of Operating Results and Financial Position, is incorporated by reference herein.

OTHER INFORMATION

        Pursuant to Rule 4350(a)(i) of the Nasdaq Stock Market, Inc. (“NASDAQ”) Market Rules, the Registrant relies on the following exemptions:

(1)	an exemption from Rule 4350(f) of the Marketplace Rules granted to the Registrant in connection with its initial listing on the NASDAQ in 1998, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. In accordance with the provisions of section 139(1) of the Canada Business Corporations Act (the “CBCA”), the Registrant’s by-laws provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. The Registrant understands that it is not unusual for a similar quorum requirement to be found in the by-laws of other publicly-traded corporations subject to the CBCA; and

(2)	an exemption from Rule 4350(i)(1)(A) of the Marketplace Rules granted to the Registrant on February 18, 2005, requiring that each Nasdaq-quoted company obtain shareholder approval of certain amendments to equity compensation plans. The exemption was granted to the Registrant in connection with the following amendments made to its share option plan (the “Plan”): (i) setting forth additional terms and conditions for the Registrant’s employees in India; (ii) reducing the maximum term of future options to 7 years from 10 years; (iii) allowing unvested options to vest immediately upon the death of a participant; (iv) allowing, in the Registrant’s discretion, continued vesting of a participant’s options upon termination of employment other than for cause; and (v) allowing the Registrant’s board of directors to establish an exercise price for an option that is greater than the then current fair market price for the Registrant’s common shares (collectively, the “Amendments”). Under Canadian law, the Amendments to the Plan do not require shareholder approval. In addition, on November 19, 2004, the Toronto Stock Exchange (the “TSX”) confirmed that there is no requirement under the rules of the TSX that the Registrant’s shareholders approve the Amendments to the Plan. The Registrant understands that it is not unusual for other corporations with securities listed on the TSX to make similar amendments to their share option plans without shareholder approval.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

ATI TECHNOLOGIES INC.

/s/ David Orton
David Orton
President and Chief Executive Officer

Date: November 22, 2005

EXHIBIT INDEX

		Sequential Page No.
1.	Annual Information Form dated as of November 15, 2005.	8

2.	Comparative consolidated financial statements for the three-year period ended August 31, 2005, together with the auditors’ report thereon.	63

3.	Management’s Discussion and Analysis of Operating Results and Financial Position for the three-year period ended August 31, 2005.	93

4.	The information contained in the section titled “Statement of Corporate Governance Practices” and in Schedule F titled “Compliance with TSX Guidelines” in the Registrant’s Management Information Circular, dated December 14, 2004, in connection with the annual meeting of shareholders held on January 25, 2005 (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on December 23, 2004).*

5.	Consent of KPMG LLP, Chartered Accountants, dated October 4, 2005.	122

6.	Certificate of David Orton required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	123

7.	Certificate of Patrick Crowley required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.	124

8.	Certificate of David Orton required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.	125

9.	Certificate of Patrick Crowley required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.	126

10.	ATI Code of Ethics (incorporated by reference to Exhibit 6 to the Registrant’s Form 40-F (SEC File No. 000-29872) filed with the SEC on January 20, 2004).*

* Previously filed.